Form 10-K405, Exhibit 13
period 1996-12-31
PERMIAN BASIN ROYALTY TRUST
filed 1997-03-31
CIK 319654

                                                                     EXHIBIT 13


                          PERMIAN BASIN ROYALTY TRUST

                               [GRAPHIC OF RIGS]


                         1996 ANNUAL REPORT & FORM 10-K

                           [GRAPHIC OF DRILLING RIG]

A continuing high level of activity saw drilling rigs active around the clock in the Permian Basin of West Texas during 1996.

THE TRUST

    The Permian Basin Royalty Trust's principal assets are comprised of a 75% net overriding royalty interest carved out by Southland Royalty Company ("Southland") from its fee mineral interest in the Waddell Ranch properties in Crane County, Texas ("Waddell Ranch properties"), and a 95% net overriding royalty interest carved out by Southland from its major producing royalty properties in Texas ("Texas Royalty properties"). The interests out of which the Trust's net overriding royalty interests were carved were in all cases less than 100%. The Trust's net overriding royalty interests represent burdens against the properties in favor of the Trust without regard to ownership of the properties from which the overriding royalty interests were carved. The net overriding royalties above are collectively referred to as "Royalties."

    The Permian Basin Royalty Trust (the "Trust") has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. ("Meridian"), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company ("BROG"). Any reference to BROG hereafter may be construed to be a reference to Meridian and Southland also.

UNITS OF BENEFICIAL INTEREST

    Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:

---------------------------------------------------------------------------
                                                              Distributions
1996                                  High           Low            Paid
----                                  ----          -----     -------------
First Quarter ..............         $3.750         $3.125       $.052637
Second Quarter .............          4.000          3.125        .079382
Third Quarter ..............          4.250          3.125        .149395
Fourth Quarter .............          4.875          4.000        .136717
                                                                 --------
    Total for 1996 .........                                     $.418131
                                                                 ========

1995
----
First Quarter ..............         $4.375         $4.125       $.065097
Second Quarter .............          4.625          3.875        .045571
Third Quarter ..............          4.125          3.375        .054621
Fourth Quarter .............          3.750          3.000        .084285
                                                                 --------
    Total for 1995 .........                                     $.249574
                                                                 ========
---------------------------------------------------------------------------

Approximately 2,680 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 1996. Distributions of ownership of Units is presented in the following table:

----------------------------------------------------------
                                Number of
TYPE OF UNIT HOLDERS           Unit Holders   Units Held
--------------------           ------------   ----------
Nominee .................              3          341,826
Individuals .............          2,184        3,248,612
Institutions ............             66       42,415,488
Fiduciaries .............            426          598,070
Brokers .................              1            4,800
                                   -----       ----------
    Total ...............          2,680       46,608,796
                                   =====       ==========
----------------------------------------------------------

                            [GRAPHIC OF PUMP JACK]

Oil is produced from approximately 11,000 wells in the Permian Basin, some as shallow as 24 feet, others as deep as 24,000 feet.

TO UNIT HOLDERS

    We are pleased to present the seventeenth Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1996, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by Burlington Resources Oil & Gas Company, formerly Meridian Oil Inc. and Southland Royalty Company.

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

    Royalty income received by the Trustee for the year ended December 31, 1996, was $19,930,354 and interest income earned for the same period was $33,848. General and administrative expenses amounted to $475,628. A total of $19,488,574 or $.418131 per Unit, was distributed to Unit holders during 1996. A discussion of factors affecting the distributions for 1996 may be found in the Trustee's Discussion and Analysis section of this report.

    As of December 31, 1996, the Trust's proved reserves were estimated at 11,975,202 Bbls of oil and 39,300,573 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 1996, amount to $405,834,000 or $8.71 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 1996, was $202,627,000 or $4.35 per Unit. The
computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standard Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

    As has been previously reported, Southland has advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by Coastal Management Corporation ("CMC"), but remain under the direction of BROG.

    In the fourth quarter of 1996, BROG notified the Trust that, pursuant to an ongoing divestiture program, BROG intended to sell its interests in the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance to the Trust dated effective November 1, 1980 ("Conveyance"). A Purchase and Sale Agreement was executed between BROG and Riverhill Energy Corporation ("Riverhill") of Midland, Texas, an affiliate of CMC. The Trustee has been advised by BROG that the transaction closed on February 14, 1997. The Trustee has further been informed by BROG that, as required by the Conveyance, Riverhill has succeeded to all of the requirements upon and the responsibilities of BROG under the Conveyance with regard to the Texas Royalty properties. BROG and Riverhill have further advised the Trustee that all accounting operations pertaining to the Texas Royalty properties will be performed by CMC under the direction of Riverhill.

    The Omnibus Budget Reconciliation Act of 1990 allows percentage depletion on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. However, the Trustee and its accountants have estimated the percentage depletion for January through December 1996, and it appears that cost depletion will exceed percentage depletion for all Unit holders. Therefore, the Trust will not provide percentage depletion factors for 1996.

    Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

    Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1997, and for the year ending December 31, 1997. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.


NationsBank of Texas, N.A.


By: /s/ ERIC F. HYDEN
Eric F. Hyden
Vice President

                       [GRAPHIC OF PRODUCTION FACILITY]

Far from being interchangeable, crude oil varies greatly. Permian Basin crude varies from a light, "sweet" crude to a heavier "sour."

DESCRIPTION OF THE PROPERTIES

    The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 1996, is approximately 14 years.

    The net overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net overriding royalty interest was carved, vary from 37.5% to 50.0% in 78,175 gross (34,205 net) acres, containing 871 gross (359.51 net) productive oil wells, 152 gross (64.54 net) productive gas wells and 310 gross (125.44 net) injection wells. The Texas Royalty properties, out of which the other net overriding royalty was carved, are located in 33 counties across Texas. The Texas Royalty properties consist of approximately 125 separate royalty interests containing approximately 303,000 gross (51,000 net) pro-ducing acres. 42.4% of the future net revenues discounted at 10% attributable to Texas Royalty properties are located in the Wasson and Yates fields.

WADDELL RANCH

Six major fields account for more than 90% of production from 12 zones ranging in depth from 2,800 to 10,600 feet. Most prolific of these zones are the Grayburg and San Andres, which produce from depths between 2,800 and 3,400 feet. Productive from the San Andres are the Sand Hills (Judkins) gas field and the Sand Hills (McKnight) oil field.

    The Dune and Waddell oil fields are productive from both the Grayburg and San Andres formations. The Sand Hills (Tubb) oil fields produce from the Tubb formation at depths averaging 4,300 feet, and the University Waddell (Devonian) oil field is productive from the Devonian formation between 8,400 and 9,200 feet.

    All major oil fields are currently being water flooded. Engineering studies on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for drilling, remedial and maintenance activities during 1996 totaled approximately $10.0 million. A substantial portion of the capital expenditures was related to the drilling of productive oil wells, which were drilled in the Sand Hills (Tubb) oil field as part of an infill drilling program. The success of this program is reflected in an increase in both production and reserves. Infill drilling and various production well workovers in the Sand Hills McKnight and the Waddell Grayburg/San Andres fields resulted in increased monthly production and reserves. In the Sand Hills Ellenberger Field both production and reserves were increased by installing larger lift equipment in certain wells. The Trustee has been advised by BROG that 1996 production levels in a certain number of these fields have increased to levels previously obtained in 1988.

    BROG has informed the Trust that the 1997 capital expenditures budget should total approximately $11,835,000, of which $5,203,000 is attributable to the drilling program, $5,051,000 to workovers and recompletions and $1,581,000 to facility upgrades and replacements. The Trustee has further been advised that $220,000 in capital expenditures were not accrued in 1996 and will be included in the royalty calculations in 1997.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 1996, was computed as shown in the table on the next page.

                  [GRAPHIC OF AIRPLANE, CAR, TRAIN AND SHIP]

----------------------------------------------------------------------------------------------------
                                               Year Ended December 31,
                            ------------------------------------------------------------------------
                                      1996                          1995                  1994
                            --------------------------  -----------------------------  -------------

                               Waddell       Texas          Waddell         Texas        Waddell
                                Ranch       Royalty          Ranch          Royalty       Ranch
                              Properties   Properties     Properties      Properties    Properties
                            ------------  ------------  --------------  -------------  -------------
Gross Proceeds of Sales
From Properties From
Which the Net Overriding
Royalties Were Carved:
  Oil Proceeds ..........   $26,720,538    $ 8,249,254    $20,714,309    $ 6,924,595    $17,573,518
  Gas Proceeds ..........    14,056,885      1,898,423     10,707,104      1,284,464     12,073,447
  Other Payments ........                                                                 1,133,334
                            -----------    -----------    -----------    -----------    -----------
    Total ...............    40,777,423     10,147,677     31,421,413      8,209,059     30,780,299
                            -----------    -----------    -----------    -----------    -----------
Less:
  Severance Tax
    Oil .................     1,103,059        315,491        874,011        277,759        786,101
    Gas .................     1,041,208        114,812        761,787         88,206        906,543
    Other ...............        63,954         24,970
  Lease Operating Expense
  and Property Tax
    Oil and Gas .........    12,209,663      1,637,143     11,096,563      1,657,225     10,633,720
    Other Payments ......
  Capital Expenditures ..     9,989,064           --       10,504,989           --        9,147,647
                            -----------    -----------    -----------    -----------    -----------
    Total ...............    24,406,948      2,092,416     23,237,350      2,023,190     21,474,011
                            -----------    -----------    -----------    -----------    -----------
Net Profits .............    16,370,475      8,055,261      8,184,063      6,185,869      9,306,288

  Net Overriding
    Royalty Interest ....            75%            95%            75%            95%            75%
                            -----------    -----------    -----------    -----------    -----------
Royalty Income ..........   $12,277,856    $ 7,652,498    $ 6,138,047    $ 5,876,576    $ 6,979,716
                            ===========    ===========    ===========    ===========    ===========
----------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                              Year Ended December 31,
                                -----------------------------------------------------------------------
                                  1994                   1993                         1992
                                ------------  ----------------------------  ---------------------------

                                   Texas         Waddell         Texas        Waddell         Texas
                                  Royalty         Ranch         Royalty        Ranch         Royalty
                                Properties      Properties     Properties    Properties     Properties
                                ------------  -------------  -------------  -------------  ------------
Gross Proceeds of Sales
From Properties From
Which the Net Overriding
Royalties Were Carved:
  Oil Proceeds ..........       $ 6,197,125    $19,648,107    $ 7,019,561    $21,454,976    $ 8,365,966
  Gas Proceeds ..........         1,426,979     12,972,379      1,643,334     10,761,132      1,392,144
  Other Payments ........         3,687,064
                                -----------    -----------    -----------    -----------    -----------
    Total ...............        11,311,168     32,620,486      8,662,895     32,216,108      9,758,110
                                -----------    -----------    -----------    -----------    -----------
Less:
  Severance Tax
    Oil .................           282,966        905,785        320,710      1,011,980        387,354
    Gas .................           104,697      1,001,106        122,296        807,633        101,272
    Other ...............           153,909
  Lease Operating Expense
  and Property Tax
    Oil and Gas .........           487,728     10,502,602        535,158     10,802,255        362,523
    Other Payments ......           105,881
  Capital Expenditures ..              --        4,068,228           --        2,220,576           --
                                -----------    -----------    -----------    -----------    -----------
    Total ...............         1,135,181     16,477,721        978,164     14,842,444        851,149
                                -----------    -----------    -----------    -----------    -----------
Net Profits .............        10,175,987     16,142,765      7,684,731     17,373,664      8,906,961

  Net Overriding
    Royalty Interest ....                95%            75%            95%            75%            95%
                                -----------    -----------    -----------    -----------    -----------
Royalty Income ..........       $ 9,667,188    $12,107,074    $ 7,300,494    $13,030,248    $ 8,461,613
                                ===========    ===========    ===========    ===========    ===========
-------------------------------------------------------------------------------------------------------

DISCUSSION AND ANALYSIS

TRUSTEE'S DISCUSSION AND ANALYSIS FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1996

Royalty income received by the Trust for the three-year period ended December 31, 1996, is reported in the following table:

------------------------------------------------------------------------
                                       Year Ended December 31,
                                 -------------------------------------
ROYALTIES                         1996           1995           1994
---------                        -------        -------        -------
Total Revenue ..............   $19,930,354    $12,014,623    $16,646,903

                                       100%           100%           100%

Oil Revenue ................    14,489,263      9,209,821      9,230,706

                                        73%            77%            55%

Gas Revenue ................     5,441,091      2,804,802      3,310,287

                                        27%            23%            20%

Other Payments .............          --             --        4,105,910
                                      --             --               25%

Total Revenue/Unit .........   $   .427609    $   .257776    $   .357161
------------------------------------------------------------------------

Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 1996, 1995 and 1994 for the Royalties and the properties from which the Royalties were carved, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

---------------------------------------------------------------------------------------------
                                                                Year Ended December 31,
                                                            ---------------------------------
ROYALTIES                                                      1996        1995        1994
---------                                                   ---------   ---------   ---------
Oil Sales (Bbls) ........................................     771,824     593,143     661,109
Gas Sales (Mcf) .........................................   2,640,381   1,905,299   2,098,218


PROPERTIES FROM WHICH THE ROYALTIES WERE CARVED
-----------------------------------------------

OIL
Total Oil Sales (Bbls) ..................................   1,788,737   1,670,471   1,621,078
Average Per Day (Bbls) ..................................       4,887       4,577       4,441
Average Price/Bbl .......................................   $   19.55   $   16.55   $   14.69

GAS
Total Gas Sales (Mcf) ...................................   7,308,406   7,571,614   7,966,015
Average Per Day (Mcf) ...................................      19,968      20,744      21,825
Average Price/Mcf .......................................   $    2.18   $    1.58   $    1.71
---------------------------------------------------------------------------------------------

    The average price of oil increased from 1994 to 1995 as the posted price fluctuated. In 1996, the average price of oil continued to increase steadily. The average price of gas was relatively unchanged from 1994 to 1995 but increased in 1996.

    Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost, the production amounts do not provide a meaningful comparison. Oil production increased approximately 10% from 1994 to 1996 primarily due to increased production efforts. Total gas sales have decreased approximately 8.5% from 1994 to 1996 primarily due to natural decline in the deliverability of the wells.

    Total capital expenditures in 1996 used in the net overriding royalty calculation were approximately $10.0 million compared to $10.5 million in 1995 and $9.1 million in 1994. Lease operating expense and property taxes were relatively unchanged from 1993 to 1995 on the Waddell Ranch properties. In 1996, lease operating expense and property taxes amounted to $12.2 million, an increase over 1995. The Trustee was advised that this increase was primarily due to ongoing property development and increased production.

    In the fourth quarter of 1996, BROG notified the Trust that, pursuant to an ongoing divestiture program, BROG intended to sell its interests in the Texas Royalty properties that are subject to the Conveyance. A Purchase and Sale Agreement was executed between BROG and Riverhill, a wholly owned subsidiary of Riverhill Capital Corporation and an affiliate of CMC. As previously mentioned, CMC currently conducts all field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties. Riverhill is a privately owned Texas corporation with offices in Bryan and Midland, Texas. The Trustee was advised by BROG that the transaction closed on February 14, 1997. The Trustee has further been informed by BROG that, as required by the Conveyance, Riverhill has succeeded to all of the requirements upon and the responsibilities of BROG under the Conveyance with regard to the Texas Royalty properties. BROG and Riverhill have further advised the Trustee that all accounting operations pertaining to the Texas Royalty properties will be performed by CMC under the direction of Riverhill. BROG has indicated to the Trustee that BROG will work together with CMC and Riverhill in an effort to assure that the various administrative functions and reporting requirements assumed by Riverhill are met. The Trustee has been advised that independent auditors representing Riverhill and CMC will be Arthur Andersen.

    The Trust was previously advised by BROG that approximately $1.3 million in ad valorem taxes related to 1991 through 1994 for the Texas Royalty properties that BROG did not previously charge to gross proceeds attributable to the Trust would be charged to the Trust over 12 months beginning in March 1995. This charge was made by BROG deducting $87,000 per month from the gross proceeds attributable to the Texas Royalty properties until the full amount of the ad valorem taxes was recovered. As of November 1996, the Trust was advised that this original charge of $1.3 million and all subsequent adjustments to that charge were paid.

    As a result of an issue raised by the Trustee during March 1994 regarding potential underpayments of royalty income by Southland from the Texas Royalty properties beginning January 1991, the March 1994 royalty income included a payment by Southland of $2.9 million, or $.062261 per Unit. Further net revisions resulted in additional payments to the Trust by Southland of approximately $221,000 and $133,000 in the quarters ended June 30, 1994, and September 30, 1994, respectively. The payments made by Southland were estimates of previous underpayments of royalty income to the Trust and were subject to revision as additional ongoing investigation of such underpayments was performed by Southland and the Trustee. In 1996, investigations performed by the Trustee and their independent accountants and consultants were completed. The Trustee was satisfied that essentially all of the previous underpayments had been recovered. At this time, no additional revisions are expected.

    In accordance with the terms of the conveyances which conveyed the Royalties to the Trust, Southland, and now BROG, has the obligation for marketing the production from the properties from which the Trust's Royalties were carved, at the best prices and on the best terms it deems reasonably obtainable in the circumstances. In accordance with the conveyances, the Trustee gave notice to Southland of the reservation of the Trust's right to question certain lease expenses and the adequacy of prices obtained by Southland for oil production during the period commencing May 1, 1991, and any further resulting or ancillary claims which may exist as a consequence of the foregoing claims as to adequacy of pricing.

   On January 3, 1994, the dispute between the Trustee and Southland, regarding the adequacy of prices obtained by Southland for oil production during the period May 1991 through February 1993, was resolved. As a result of the settlement of such dispute, Southland agreed to pay the Trust $850,000 or $.0182369 per Unit. Such payment to the Trust was made to Unit holders of record on January 31, 1994. The Trust has been advised by BROG that for the period August 1, 1993, through June 30, 1997, the oil from the Waddell Ranch is being sold under a competitive bid to independent third parties.

   In the third quarter of 1996, the Trust was notified of the settlement of a class action lawsuit pending in the 270th District Court of Harris County, Texas ("the Court") styled Caroline Altheide and Langdon Harrison vs. Meridian Oil Inc., Meridian Oil Holding Inc., Meridian Oil Trading Inc., Meridian Oil Production Inc., Southland Royalty Company, El Paso Production Company, Meridian Oil Hydrocarbons Inc., Meridian Oil Gathering Inc., Meridian Oil Services Inc. and Edward Parker ("Class Action"). The defendants in this lawsuit are collectively referred to as "Meridian."

    The members of the class ("Class Members") involved in the Class Action that was certified by the Court are all persons or entities who (i) at any time between December 1, 1986 and July 1, 1996 received payments directly from Meridian, (ii) the payments from Meridian were attributable to interests in natural gas that was sold at the wellhead to Meridian Oil Trading Inc., and
(iii) the interests were either royalty interests, overriding royalty interests or interests of a similar nature that burdened the working interests of Meridian, or working interests in properties operated by Meridian, or royalty interests, overriding royalty interests or interests of a similar nature that burdened working interests in properties operated by Meridian. Meridian, the San Juan Basin Royalty Trust, the Burlington Resources Coal Seam Royalty Trust and the Commissioner of Public Lands of the New Mexico State Lands Office are not Class Members.

    In summary, the claims asserted in the Class Action ("Class Claims") are those asserted in Plaintiffs' Second Amended Original Petition filed in the Class Action which are based upon the manner in which Meridian calculated payments to its royalty owners and its joint working interest owners in natural gas-producing properties. It is alleged that those payments were based on wellhead prices that were set by a marketing affiliate, rather than upon the net prices that Meridian received for the gas and liquid components in arm's-length sales to non-affiliated purchasers. More specifically, such claims are based on Meridian's conduct in basing its payments to Class Members, for natural gas sold at the wellhead to Meridian Oil Trading Inc., on wellhead prices that resulted from one or more of the following:

(i) Meridian's use of allegedly depressed prices for gas set by Meridian Oil Trading Inc.;
(ii) Meridian's use of allegedly inflated cost factors for transportation services set by Meridian Oil Trading Inc.;
(iii) Meridian's use of allegedly depressed net prices for liquids set by Meridian Oil Hydrocarbons Inc.; and
(iv) Meridian's use of allegedly inflated rates for coal seam gathering and treating services set by Meridian Oil Gathering Inc.

    It was alleged that Meridian's conduct violated applicable legal principles. Meridian denied that its conduct had been unlawful or otherwise wrongful. The Court has not ruled on the merits of the Class Claims or on Meridian's defenses to such claims.

    The settlement reached by the parties in the Class Action provides for the payment of up to $42 million together with interest thereon beginning on July 17, 1996 until the date the settlement checks are initially mailed to the Class Members participating in the settlement. Such settlement amount is subject to reduction for certain adjustments such as (i) fees, costs and expenses awarded by the Court to the Class Counsel (Susman Godfrey L.L.P. and Dick Watt), (ii) extra compensation awarded by the Court to the named Plaintiffs (Caroline D. Altheide and Langdon D. Harrison), and (iii) the expense incurred in giving notice and administering the proposed settlement ("Net Settlement Fund"). Concurrently with Meridian's payment of the Net Settlement Fund to Class Members who did not timely and validly elect to be excluded from the Class ("Settlement Class Members"), Meridian is obligated under the settlement to advise its then-current recipients of royalty payments that Meridian intends
(i) to commence calculating royalty payments based upon the net prices received by Meridian from non-affiliated third parties for natural gas and the liquids extracted therefrom, and (ii) in calculating royalty payments on gas produced from coal seam gas wells using the Val Verde Gathering System, to commence using a deduction for gathering and treating the gas produced from such wells that does not exceed 75% of the fee charged by Meridian Oil Gathering Inc. for similar services to the five largest (by volume) non-affiliated third-party shippers. Meridian is not obligated to calculate royalty payments in such method in the future but, if it changes such method of calculation, it is obligated to provide notice of such change in method of calculation to the then-current recipients of royalty payments.

    Of the Net Settlement Fund, (i) 48% thereof will be distributed among Class Members whose interests bear on "conventional" gas-producing properties (specifically, gas not gathered on the Val Verde Gathering System) that are located in Meridian's Farmington operating division (which is roughly coextensive with the San Juan Basin of New Mexico and Colorado), (ii) 42% thereof will be distributed among the Class Members whose interests bear on the coal seam gas-producing properties located in Meridian's Farmington operating division (specifically, gas gathered on the Val Verde Gathering System), and
(iii) 10% thereof will be distributed among those Class Members whose interests bear on gas-producing properties located in areas other than Meridian's Farmington operating division. The Trust would fall in the last of these three classifications. It is estimated that the Trust's share of the Net Settlement Fund will be between $560,000 and $850,000, the exact amount of which cannot be determined at this time.

    Upon final judicial approval of the settlement, the settlement provides that a judgment be entered in the Class Action dismissing the Class Action with prejudice to its refiling. As a result of the settlement, Settlement Class Members release and discharge the Released Parties, and each of them, from and with respect to the Class Claims and such Class Members will not be able to pursue the Class Claims against the Released Parties. "Released Parties" as used herein means, severally and collectively, the Defendants and Meridian Oil Inc. and all Affiliates of Burlington Resources Inc. since December 1, 1986, collectively, and all past and present agents, employees, officers, directors, shareholders, representatives, attorneys, predecessors, successors, assigns and affiliates of each of the Defendants and of Meridian Oil Inc. and all Affiliates of Burlington Resources Inc. since December 1, 1986, collectively. "Released Parties" also includes all other persons or entities who are liable or become liable for the conduct of any person or entity that is identified in the preceding sentence. "Affiliates" as used herein means Burlington Resources Inc.'s direct and indirect subsidiaries.

    It was determined by the Trustee that the Trust is part of the Class that was certified by the Court in the Class Action and that it was in the best interest of the Trust to elect to remain as part of the Class and share in the Net Settlement Fund. The Trustee believes that the Class Claims, if true, had little, if any, detrimental effect on the Trust and the Trust is being adequately compensated as a result of this settlement.

    A judgment has been signed by the Court approving the settlement. However, a Notice of Appeal was filed by San Juan 1990-A, L.P., K&W Gas Partners, L.P., MAP 1992-A Partners, L.P. and The Board of Trustees of Leland Stanford Junior University, Non-Profit Corporation (Stanford University) on February 7, 1997. One of the conditions set forth in the settlement agreement for the distribution of settlement proceeds related to the Class Action is that there will be no distribution of the settlement proceeds unless and until such judgment is no longer subject to further appeal and, if there is an appeal, not unless and until such judgment is affirmed or such appeal is dismissed and the time for any further proceedings in the appellate court of last resort has expired. As a result of such appeal, no distribution of settlement proceeds has been made to the Trust and the Trustee does not know if or when the Trust will receive proceeds of such settlement.

             [GRAPHIC OF MAP OF TEXAS SHOWING THAT TEXAS ROYALTY
                PROPERTIES ARE LOCATED IN 33 TEXAS COUNTIES]

    During 1996, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $33,848. Interest income for 1995 and 1994 was $25,243 and $21,830 respectively. The increase in interest income from 1994 to 1995 can be attributed primarily to an increase in interest rates partially offset by funds available for investment. The increase in interest income in 1996 can be attributed primarily to an increase in the funds available for investment during the second half of the year.

    General and administrative expenses in 1996 were $475,628 compared to $407,403 in 1995 and $494,163 in 1994. The decrease in general and administrative expenses from 1994 to 1995 is primarily due to administrative and legal fees with respect to the issue of adequacy of prices obtained by BROG for oil production during the period commencing with May 1991. The increase in general and administrative expenses from 1995 to 1996 is primarily due to administrative and legal fees for providing counsel to the Trust with respect to the sale of the Texas Royalty properties to Riverhill and analysis of the settlement announced in the Class Action.

    Distributable income for 1996 was $19,488,574 or $.418131 per Unit. Distributable income for 1995 was $11,632,463 or $.249574 per Unit. Distributable income for 1994 was $16,174,570 or $.347027 per Unit.

RESULTS OF THE 4TH QUARTERS OF 1996 AND 1995


    Royalty income received by the Trust for the fourth quarter of 1996 amounted to $6,459,134 or $.138582 per Unit. For the fourth quarter of 1995, the Trust received royalty income of $3,978,396 or $.085357 per Unit. Interest income for the fourth quarter of 1996 amounted to $14,063 compared to $6,453 for the fourth quarter of 1995. The increase in interest income can be attributed primarily to an increase in funds available for investment offset by a decrease in interest rates. General and administrative expenses totaled $100,974 for the fourth quarter of 1996 compared to $56,393 for the fourth quarter of 1995. The increase in general and administrative expenses is primarily due to administrative and legal fees for providing counsel to the Trust to review the impact of the sale of the Texas Royalty properties to Riverhill and analysis of the settlement announced in the Class Action.

    Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the properties from which the Trust's net overriding royalty interests were carved. Oil and gas sales attributable to the Royalties and the properties from which the Royalties were carved for the quarter and the comparable period for 1995 are as follows:

-------------------------------------------------------------
Fourth Quarter                              1996         1995
--------------                              ----         ----

ROYALTIES

Oil Sales (Bbls) ..................      224,592      188,176
Average Price/Bbl .................       $21.67       $16.27
Gas Sales (Mcf) ...................      826,407      704,255
Average Price/.Mcf ................        $2.33        $1.56
-------------------------------------------------------------

-------------------------------------------------------------
Fourth Quarter                              1996         1995
--------------                              ----         ----

PROPERTIES FROM WHICH
THE ROYALTIES WERE CARVED

Total Oil Sales (Bbls) ............      430,057      448,361
Average Per Day (Bbls) ............        4,675        4,874
Total Gas Sales (Mcf) .............    1,824,394    1,908,396
Average Per Day (Mcf) .............       19,830       20,743
-------------------------------------------------------------

     The posted price of oil increased for the fourth quarter of 1996 compared to the fourth quarter of 1995, resulting in an average price per barrel of $21.67 compared to $16.27 in the same period of 1995. The average price of gas also increased for the fourth quarter of 1996 compared to the same period in 1995, resulting in an average price per Mcf of $2.33 compared to $1.56 in the fourth quarter of 1995.

                            [GRAPHIC OF REFINERY]

    Gas sales from the properties from which the Royalties were carved decreased slightly in the fourth quarter of 1996 compared to the same period in 1995 primarily due to the natural decline in deliverability from the wells. Oil sales decreased slightly in the fourth quarter of 1996 compared to the same period in 1995. The Trustee has been advised that a successful high volume lift project on the Waddell Ranch which occurred in the fourth quarter of 1995 along with production generated from four new wells completed in late 1995 resulted in higher volumes during that quarter.

    The Trust has been advised that there were 2 gross (.75 net) wells drilled and completed during the three months ended December 31, 1996, and there were no wells in progress.

PERMIAN BASIN ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------------
ASSETS                                                            1996         1995
------                                                         ----------   ----------
Cash and Short-term Investments ............................   $2,152,992   $1,195,294
Net Overriding Royalty Interests in Producing Oil and
    Gas Properties - Net (Notes 2 and 3) ...................    3,760,939    4,057,628
                                                               ----------   ----------
                                                               $5,913,931   $5,252,922
                                                               ==========   ==========
LIABILITIES AND TRUST CORPUS
----------------------------

Distribution Payable to Unit Holders .......................   $2,152,992   $1,195,294

Trust Corpus - 46,608,796 units of beneficial Interest
    Authorized and Outstanding .............................    3,760,939    4,057,628
                                                               ----------   ----------

                                                               $5,913,931   $5,252,922
                                                               ==========   ==========
--------------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 1996

-----------------------------------------------------------------------------------------------------
                                                             1996            1995            1994
                                                         ------------    ------------    ------------
Royalty Income (Notes 2, 3 and 8) ....................   $ 19,930,354    $ 12,014,623    $ 16,646,903
Interest Income ......................................         33,848          25,243          21,830
                                                         ------------    ------------    ------------
                                                           19,964,202      12,039,866      16,668,733
Expenditures - General and Administrative ............        475,628         407,403         494,163
                                                         ------------    ------------    ------------
Distributable Income .................................   $ 19,488,574    $ 11,632,463    $ 16,174,570
                                                         ============    ============    ============
Distributable Income per Unit (46,608,796 Units) .....   $    .418131    $    .249574    $    .347027
                                                         ============    ============    ============
-----------------------------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 1996

-----------------------------------------------------------------------------------------------------
                                                             1996            1995            1994
                                                         ------------    ------------    ------------
Trust Corpus, Beginning of Period ....................   $  4,057,628    $  4,296,056    $  4,843,157

Amortization of Net Overriding Royalty Interests
    (Notes 2 and 3) ..................................       (296,689)       (238,428)       (547,101)
Distributable Income .................................     19,488,574      11,632,463      16,174,570
Distributions Declared ...............................    (19,488,574)    (11,632,463)    (16,174,570)
                                                         ============    ============    ============
Trust Corpus, End of Period ..........................   $  3,760,939    $  4,057,628    $  4,296,056
                                                         ============    ============    ============
-----------------------------------------------------------------------------------------------------

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

   The terms of the Trust Indenture provide, among other things, that:

o The Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;

o the Trustee may not sell all or any part of the Royalties unless approved by holders of 75% of all Units outstanding in which case the sale must be for cash and the proceeds promptly distributed;

o the Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;

o  the Trustee is authorized to borrow funds to pay liabilities of the Trust;
   and

o  the Trustee will make monthly cash distributions to Unit holders (see Note
   2).

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

    The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1996 and 1995 aggregated $7,214,277 and $6,917,588, respectively.

3. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on the following basis:

o Royalty income recorded is the amount computed and paid by the working interest owner to the Trustee on behalf of the Trust.

o Trust expenses recorded are based on liabilities paid and cash reserves established out of cash received or borrowed funds for liabilities and contingencies.

o  Distributions to Unit holders are recorded when declared by the Trustee.

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

7. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1996 (in thousands, except per Unit amounts):

----------------------------------------------------------------------
                                                        Distributable
                                                         Income and
                            Royalty      Distributable  Distribution
1996                         Income         Income        Per Unit
----                      ------------   ------------   ------------


First Quarter ..........   $ 2,570        $ 2,454        $.052637
Second Quarter .........     3,839          3,700         .079382
Third Quarter ..........     7,062          6,963         .149395
Fourth Quarter .........     6,459          6,372         .136717
                           -------        -------        --------
   Total ...............   $19,930        $19,489        $.418131
                           =======        =======        ========
1995
----
First Quarter ..........   $ 3,175        $ 3,034        $.065097
Second Quarter .........     2,252          2,124         .045571
Third Quarter ..........     2,610          2,546         .054621
Fourth Quarter .........     3,978          3,928         .084285
                           -------        -------        --------
   Total ...............   $12,015        $11,632        $.249574
                           =======        =======        ========

-----------------------------------------------------------------

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

INDEPENDENT AUDITOR'S REPORT

NATIONSBANK OF TEXAS, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

    We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1996 and 1995, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1996 and 1995 and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996 on the basis of accounting described in Note 3.

/s/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP
Fort Worth, Texas
March 25, 1997

--------------------------------------------------------------------------------

PERMIAN BASIN ROYALTY TRUST
500 West Seventh Street, Suite 1300
Post Office Box 1317
Fort Worth, Texas 76101
NationsBank of Texas, N.A., Trustee

AUDITORS
Deloitte & Touche LLP
Fort Worth, Texas

LEGAL COUNSEL
Wallach & Moore, P.C.
Fort Worth, Texas

TAX COUNSEL
Butler & Binion, L.L.P.
Houston, Texas

TRANSFER AGENT
Chemical Mellon Shareholder Services, L.L.C.
c/o Chemical Bank
New York, New York

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                   FORM 10-K
(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1996

                                       OR
[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
             For the transition period from           to

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
   (Address of Principal Executive Offices)                      (Zip Code)

                                 (817) 390-6905
              (Registrant's Telephone Number, Including Area Code)

          Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
         UNITS OF BENEFICIAL INTEREST                     NEW YORK STOCK EXCHANGE

          Securities registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes  X    No
                                               ---      ---
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     At March 18, 1997, there were 46,608,796 Units of Beneficial Interest of the Trust outstanding with an aggregate market value on that date of $198,087,383.

                      DOCUMENTS INCORPORATED BY REFERENCE

     "Units of Beneficial Interest" at page 2; "Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 1996" at pages 8 through 11; "Results of the 4th Quarters of 1996 and 1995" at page 12; and "Statements of Assets, Liabilities and Trust Corpus," "Statements of Distributable Income," "Statements of Changes in Trust Corpus," "Notes to Financial Statements" and "Independent Auditors' Report" at page 13 et seq., in registrant's Annual Report to security holders for fiscal year ended December 31, 1996 are incorporated herein by reference for Item 5 (Market for Units of the Trust and Related Security Holder Matters), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) and Item 8 (Financial Statements and Supplementary Data) of Part II of this Report.
================================================================================

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

     Effective January 1, 1996, Southland Royalty, a wholly-owned subsidiary of Meridian Oil Inc. ("MOI") was merged with and into MOI, by which action the separate corporate existence of Southland Royalty ceased and MOI survived and succeeded to the ownership of all of the assets, has the rights, powers and privileges and assumed all of the liabilities and obligations of Southland Royalty. In 1996, MOI changed its name to Burlington Resources Oil & Gas Company ("BROG").

     The term "net proceeds" as used in the above conveyance means the excess of "gross proceeds" received by BROG during a particular period over "production costs" for such period. "Gross proceeds" means the amount received by BROG (or any subsequent owner of the interests from which the Royalties were carved) from the sale of the production attributable to the properties and interests from which the Royalties were carved, subject to certain adjustments. "Production costs" means, generally, costs incurred on an accrual basis in operating the properties and interests out of which the Royalties were carved, including both capital and non-capital costs; for example, development drilling, production and processing costs, applicable taxes, and operating charges. If production costs exceed gross proceeds in any month, the excess is recovered out of future gross proceeds prior to the making of further payment to the Trust, but the Trust is not liable for any production costs or liabilities attributable to these properties and interests or the minerals produced therefrom. If at any time the Trust receives more than the amount due from the Royalties, it shall not be obligated to return such overpayment, but the amounts payable to it for any subsequent period shall be reduced by such amount, plus interest, at a rate specified in the conveyance.

     To the extent it has the legal right to do so, BROG is responsible for marketing the production from such properties and interests, either under existing sales contracts or under future arrangements at the best prices and on the best terms it shall deem reasonably obtainable in the circumstances. BROG also has the obligation to maintain books and records sufficient to determine the amounts payable to the Trustee. BROG, however, can sell its interests in the properties from which the Royalties were carved.

     Proceeds from production in the first month are generally received by BROG in the second month, the net proceeds attributable to the Royalties are paid by BROG to the Trustee in the third month and distribution by the Trustee to the Unit holders is made in the fourth month. The identity of Unit holders entitled to a distribution will generally be determined as of the last business day of each calendar month (the "monthly record date"). The amount of each monthly distribution will generally be determined and announced ten days before the monthly record date. Unit holders of record as of the monthly record date will be entitled to receive the calculated monthly distribution amount for each month on or before ten business days after the monthly record date. The aggregate monthly distribution amount is the excess of (i) net revenues from the Trust properties, plus any decrease in cash reserves previously established for contingent liabilities and any other cash receipts of the Trust over (ii) the expenses and payments of liabilities of the Trust plus any net increase in cash reserves for contingent liabilities.

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

     The income to the Trust attributable to the Royalties is not subject in material respects to seasonal factors nor in any manner related to or dependent upon patents, licenses, franchises or concessions. The Trust conducts no research activities. The Trust has no employees since all administrative functions are performed by the Trustee.

     BROG has advised the Trust that it believes that comparable revenues could be obtained in the event of a change in purchasers of production.

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

     The following information in Item 2 is based upon data and information furnished to the Trustee by Southland Royalty or BROG.

PRODUCING ACREAGE, WELLS AND DRILLING

     Waddell Ranch Properties. The Waddell Ranch properties consist of 78,175 gross (34,205 net) producing acres. A majority of the proved reserves are attributable to six fields: Dune, Sand Hills (Judkins), Sand Hills

(McKnight), Sand Hills (Tubb), University-Waddell (Devonian) and Waddell. At December 31, 1996, the Waddell Ranch properties contained 871 gross (359.51 net) productive oil wells, 152 gross (64.54 net) productive gas wells and 310 gross (125.44 net) injection wells.

     Effective May 1, 1991, Chevron USA, Inc. ("Chevron") resigned as operator of the Waddell Ranch properties. Southland Royalty was named the operator of record. BROG is now operator of record. All field, technical and accounting operations have been contracted by an agreement between the working interest owners and Coastal Management Corporation ("CMC") but remain under the direction of BROG.

     The Waddell Ranch properties are mature producing properties, and all of the major oil fields are currently being waterflooded. Proved reserves and estimated future net revenues attributable to the properties are included in the reserve reports summarized below. BROG does not own the full working interest in any of the tracts constituting the Waddell Ranch properties and, therefore, implementation of any development programs will require approvals of other working interest holders as well as BROG. In addition, implementation of any development programs will be dependent upon oil and gas prices currently being received and anticipated to be received in the future. During 1996 there were 22 gross (8.375 net) oil wells drilled on the Waddell Ranch Properties. At December 31, 1996 there were no wells in progress on the Waddell Ranch Properties. During 1995 there were 32 gross (14.075 net) oil wells drilled on the Waddell Ranch properties. At December 31, 1995 there were 3 gross (.8 net) wells in progress on the Waddell Ranch properties. During 1994 there were 22 gross (9.875 net) wells drilled on the Waddell Ranch properties. At December 31, 1994 there were no wells in progress on the Waddell Ranch properties. During 1993 there were 15 gross (6.75 net) wells drilled on the Waddell Ranch properties. At December 31, 1993 there were 4 gross (2 net) wells in progress on the Waddell Ranch properties.

     BROG has advised the Trust that the total amount of capital expenditures for 1996 with regard to the Waddell Ranch properties totalled $9,989,064. Capital expenditures include the cost of the 1996 drilling program and remedial and maintenance activities. BROG has advised the Trust that the capital expenditures budget for 1997 totals $11,835,000, of which $5,203,000 is attributable to the 1997 drilling program, $5,051,000 to workovers and recompletions and $1,581,000 to facility upgrades and replacements. The Trustee has also been advised that $220,000 of capital expenditures were not accrued in 1996 and will be included in the royalty calculations in 1997. Accordingly, there is an estimated 18% increase in capital expenditures for 1997 as compared with the 1996 capital expenditures.

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

     Approximately $1.3 million in ad valorem taxes related to 1991 through 1994 for the Texas Royalty properties that Southland Royalty did not previously charge to gross proceeds attributable to the Trust was charged to the Trust over 12 months beginning March 1995. Such amount was charged by deducting $87,000 per month from gross proceeds attributable to the Texas Royalty properties in calculating royalty income from such properties. To the extent charges were made to gross proceeds, the amount of funds available for distribution to Unit holders was reduced.

     In the fourth quarter of 1996, BROG notified the Trust that, pursuant to an ongoing divestiture program, BROG intended to sell its interests in the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance to the Trust dated effective November 1, 1980 ("Conveyance"). A Purchase and Sale Agreement was executed between BROG and Riverhill Energy Corporation ("Riverhill"), a wholly owned subsidiary of Riverhill Capital Corporation and an affiliate of CMC. CMC currently conducts all field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties. Riverhill is a privately owned Texas corporation with offices in Bryan and Midland, Texas. The Trustee was advised by BROG that the transaction closed on February 14, 1997. The Trustee has been further informed by

BROG that, as required by the Conveyance, Riverhill has succeeded to all of the requirements upon and the responsibilities of BROG under the Conveyance with regard to the Texas Royalty properties. BROG and Riverhill have further advised the Trustee that all accounting operations pertaining to the Texas Royalty properties will be performed by CMC under the direction of Riverhill. BROG had indicated to the Trustee that BROG will work together with CMC and Riverhill in an effort to assure that various administrative functions and reporting requirements assumed by Riverhill are met. The Trustee has been advised that independent auditors representing Riverhill and CMC will be Arthur Andersen.

OIL AND GAS PRODUCTION

     The Trust recognizes production during the month in which the related distribution is received. Production of oil and gas and related average sales prices attributable to the Royalties for the three years ended December 31, 1996, excluding portions attributable to the adjustments discussed below, were as follows:

                                           WADDELL                           TEXAS
                                            RANCH                           ROYALTY
                                         PROPERTIES                       PROPERTIES                          TOTAL
                              ---------------------------------   ---------------------------   ---------------------------------
                                1996        1995        1994       1996      1995      1994       1996        1995        1994
                              ---------   ---------   ---------   -------   -------   -------   ---------   ---------   ---------
Production
  Oil (barrels).............    418,991     262,221     260,536   352,833   330,922   400,573     771,824     593,143     661,109
  Gas (Mcf).................  1,915,649   1,289,005   1,366,386   724,732   616,294   731,832   2,640,381   1,905,299   2,098,218
Average Price
  Oil/barrel................     $19.97      $16.84      $16.01    $18.32    $15.71    $13.84      $19.55      $16.55      $14.69
  Gas/Mcf...................     $ 2.20      $ 1.59      $ 1.70    $ 2.04    $ 1.55    $ 1.73      $ 2.18      $ 1.58      $ 1.71

     As a result of an issue raised by the Trustee during March 1994 regarding potential underpayments of royalty income by Southland Royalty from the Texas Royalty properties beginning January 1991, the March 1994 royalty income included a payment by Southland Royalty of $2.9 million, or $.062261 per Unit. Further net revisions resulted in additional payments to the Trust by Southland Royalty of approximately $221,000 and $133,000 in the quarters ended June 30, 1994, and September 30, 1994, respectively. The payments made by Southland Royalty were estimates of previous underpayments of royalty income to the Trust and were subject to revision as additional investigation of such underpayments was performed by BROG and the Trustee. The Trustee engaged its independent accountants and independent petroleum engineers to review certain information underlying such payments previously received from BROG, and has determined that the amounts are reasonable.

     In accordance with the terms of the conveyances which conveyed the Royalties to the Trust, to the extent it has the legal right to do so, Southland Royalty had, and now BROG has, the obligation for marketing the production from the properties from which the Trust's Royalties were carved, at the best prices and on the best terms it deems reasonably obtainable in the circumstances. In accordance with the conveyances, the Trustee gave notice to Southland Royalty of the reservation of the Trust's right to question certain lease expenses and the adequacy of prices obtained by Southland Royalty for oil production during the period commencing May 1, 1991, and any further resulting or ancillary claims which may exist as a consequence of the foregoing claims as to adequacy of pricing.

     On January 3, 1994, the dispute between the Trustee and Southland Royalty regarding the adequacy of prices obtained by Southland Royalty for oil production during the period May 1991 through February 1993, was resolved. As a result of the settlement of such dispute, Southland Royalty agreed to pay the Trust $850,000 or $.0182369 per Unit. Such payment to the Trust was made on January 31, 1994, and was included in distributions made to Unit holders of record on January 31, 1994. The Trust has been advised by BROG that for the period August 1, 1993 through June 30, 1997, the oil from the Waddell Ranch properties is being sold under a competitive bid to independent third parties.

PRICING INFORMATION

     Reference is made to "Regulation" for information as to federal regulation of prices of natural gas. The following paragraphs provide information regarding sales of oil and gas from the Waddell Ranch properties. As a royalty owner, Southland Royalty is not furnished detailed information regarding sales of oil and gas from the Texas Royalty properties.

     Oil. The Trustee has been advised by BROG that for the period August 1, 1993 through June 30, 1997, the oil from the Waddell Ranch properties is being sold under a competitive bid to independent third parties.

     Gas. The gas produced from the Waddell Ranch properties is processed through a natural gas processing plant and sold at the tailgate of the plant. Plant products are marketed by Burlington Resources Hydrocarbons Inc., an indirect subsidiary of BRI. The processor of the gas (Warren Petroleum Company, L.P.) receives 15% of the liquids and residue gas as a fee for gathering, compression, treating and processing the gas.

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

     The independent petroleum engineers' reports as to the proved oil and gas reserves attributable to the Royalties conveyed to the Trust were obtained from Cawley, Gillespie & Associates, Inc. The following table presents a reconciliation of proved reserve quantities from December 31, 1993 through December 31, 1996 (in thousands):

                                                                  WADDELL
                                                                   RANCH         TEXAS ROYALTY
                                                                PROPERTIES        PROPERTIES           TOTAL
                                                              ---------------   ---------------   ---------------
                                                               OIL      GAS      OIL      GAS      OIL      GAS
                                                              (BBLS)   (MCF)    (BBLS)   (MCF)    (BBLS)   (MCF)
                                                              ------   ------   ------   ------   ------   ------
December 31, 1993...........................................   5,535   24,638   4,940     4,789   10,475   29,427
Extensions, discoveries and other additions.................     -0-      -0-     -0-       -0-      -0-      -0-
Revisions of previous estimates.............................     763    1,808     333       888    1,096    2,696
Production..................................................    (261)  (1,366)   (570)     (852)    (831)  (2,218)
                                                               -----   ------   -----     -----   ------   ------
December 31, 1994...........................................   6,037   25,080   4,703     4,825   10,740   29,905
Extensions, discoveries and other additions.................      49       28     -0-       -0-       49       28
Revisions of previous estimates.............................     128    1,024     205       664      333    1,688
Production..................................................    (262)  (1,289)   (331)     (616)    (593)  (1,905)
                                                               -----   ------   -----     -----   ------   ------
December 31, 1995...........................................   5,952   24,843   4,577     4,873   10,529   29,716
Extensions, discoveries and other additions.................      24       24     -0-       -0-       24       24
Revisions of previous estimates.............................   1,746   11,560     448       642    2,194   12,202
Production..................................................    (419)  (1,916)   (353)     (725)    (772)  (2,641)
                                                               -----   ------   -----     -----   ------   ------
December 31, 1996...........................................   7,303   34,511   4,672     4,790   11,975   39,301
                                                               =====   ======   =====     =====   ======   ======

     The production volumes for 1994 for the Texas Royalty properties include volumes associated with the Other Payments received during 1994. See discussion of Other Payments in Note 8 in the Notes to Financial Statements of the Trust's Annual Report to security holders for the year ended December 31, 1996.

     Estimated quantities of proved developed reserves of crude oil and natural gas as of December 31, 1996, 1995 and 1994 were as follows (in thousands):

                                                              CRUDE OIL    NATURAL GAS
                                                               (BBLS)         (MCF)
                                                              ---------    -----------
1996........................................................    10,154          32,008
1995........................................................     9,061          23,467
1994........................................................     9,465          24,172

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

     The 1996, 1995 and 1994 change in the standardized measure of discounted future net cash flows related to future royalty income from proved reserves discounted at 10% is as follows (in thousands):

                                      WADDELL RANCH PROPERTIES      TEXAS ROYALTY PROPERTIES                 TOTAL
                                    ----------------------------   ---------------------------   ------------------------------
                                      1996      1995      1994      1996      1995      1994       1996       1995       1994
                                    --------   -------   -------   -------   -------   -------   --------   --------   --------
January 1.........................  $ 74,070   $64,730   $55,544   $36,324   $33,660   $27,842   $110,394   $ 98,390   $ 83,386
Extensions, discoveries and other
  additions.......................       447       457       -0-       -0-       -0-       -0-        447        457        -0-
Accretion of discount.............     7,407     6,473     5,554     3,632     3,366     2,784     11,039      9,839      8,338
Revisions of prior year estimates,
  changes in price and other......    80,524     8,548    10,612    20,153     5,175    12,701    100,677     13,723     23,313
Royalty income....................   (12,278)   (6,138)   (6,980)   (7,652)   (5,877)   (9,667)   (19,930)   (12,015)   (16,647)
                                    --------   -------   -------   -------   -------   -------   --------   --------   --------
December 31.......................  $150,170   $74,070   $64,730   $52,457   $36,324   $33,660   $202,627   $110,394   $ 98,390
                                    ========   =======   =======   =======   =======   =======   ========   ========   ========

     Oil and gas prices of $23.88 and $22.32 per barrel and $4.00 and $2.64 per Mcf were used to determine the estimated future net revenues from the Waddell Ranch properties and the Texas Royalty properties at December 31, 1996. The extension, discoveries and other additions for the Waddell Ranch properties are reserves added as a result of remedial activity in the Waddell Ellenberger Field. The upward revision of the estimated oil and gas reserves and the related increase in the discounted future net cash flow for the Waddell Ranch properties was due to the increase in oil and gas prices from 1995 to 1996, as well as production response from drilling and remedial activity. The largest increase in oil reserves due to drilling and remedial activity occurred in the Waddell Field. The revisions in the oil and gas reserves and related discounted cash flow for the Texas Royalty properties are mainly due to the increase in oil and gas prices at December 31, 1996.

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

     Oil and gas prices of $15.60 and $14.50 per barrel and $1.87 and $1.75 per Mcf were used to determine the estimated future net revenues from the Waddell Ranch properties and the Texas Royalty properties at December 31, 1994. The upward revision of the estimated oil reserves and the related increase in the discounted future net cash flow for the Waddell Ranch properties was primarily due to the increase in oil prices from 1993 to 1994. The upward revision of the estimated gas reserves for the Waddell Ranch properties was primarily due to the production response resulting from remedial work performed during 1994. The adjustment in the oil and gas reserves and the related discounted cash flow for the Texas Royalty properties are due to a revision in the estimate based on revised net production data received from Southland Royalty.

     The following presents estimated future net revenue and the present value of estimated future net revenue, for each of the years ended December 31, 1996, 1995 and 1994 (in thousands except amounts per Unit):

                                                     1996                     1995                     1994
                                             ---------------------    ---------------------    ---------------------
                                             ESTIMATED                ESTIMATED                ESTIMATED
                                              FUTURE      PRESENT      FUTURE      PRESENT      FUTURE      PRESENT
                                                NET        VALUE         NET        VALUE         NET        VALUE
                                              REVENUE      AT 10%      REVENUE      AT 10%      REVENUE      AT 10%
                                             ---------    --------    ---------    --------    ---------    --------
Total Proved
  Waddell Ranch properties.................   $294,653    $150,170     $147,068    $ 74,070     $133,373    $ 64,730
  Texas Royalty properties.................    111,181      52,457       78,586      36,324       72,870      33,660
                                              --------    --------     --------    --------     --------    --------
        Total..............................   $405,834    $202,627     $225,654    $110,394     $206,243    $ 98,390
                                              ========    ========     ========    ========     ========    ========
Total Proved Per Unit......................   $   8.71    $   4.35     $   4.84    $   2.37     $   4.42    $   2.11
                                              ========    ========     ========    ========     ========    ========
Proved Developed
  Waddell Ranch properties.................   $226,174    $124,395     $110,611    $ 60,600     $104,470    $ 53,260
  Texas Royalty properties.................    111,181      52,457       78,586      36,324       72,870      33,660
                                              --------    --------     --------    --------     --------    --------
        Total..............................   $337,355    $176,852     $189,197    $ 96,924     $177,340    $ 86,920
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

     While natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. It is impossible to predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, such proposals might have on the operations of the properties from which the Royalties were carved.

  State Regulation

     The various states regulate the production and sale of oil and natural gas, including imposing requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rates of production may be regulated and the maximum daily production allowables from both oil and gas wells may be established on a market demand or conservation basis, or both.

  Other Regulation

     The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws, including, but not limited to, environmental protection, occupational safety, resource conservation and equal employment opportunity. The Trustee does not believe that compliance with these laws by the operating parties will have any material adverse effect on the Unit holders.

ITEM 3. LEGAL PROCEEDINGS

     The Trustee has been notified of the settlement of a class action lawsuit pending in the 270th District Court of Harris County, Texas (the "Court") Cause No. 92-026182 styled Caroline Altheide and Langdon Harrison v. Meridian Oil Inc., Meridian Oil Holding Inc., Meridian Oil Trading Inc., Meridian Oil Production Inc., Southland Royalty Company, El Paso Production Company, Meridian Oil Hydrocarbons Inc., Meridian Oil Gathering Inc., Meridian Oil Services Inc. and Edward Parker filed in June 1992 ("Class Action"). The defendants in this lawsuit are collectively referred to herein as "Meridian."

     The members of the class ("Class Members") involved in the Class Action that was certified by the Court are all persons or entities who (i) at any time between December 1, 1986 and July 1, 1996 received payments directly from Meridian, (ii) the payments from Meridian were attributable to interests in natural gas that was sold at the wellhead to Meridian Oil Trading Inc., and
(iii) the interests were either royalty interests, overriding royalty interests or interests of a similar nature that burdened the working interests of Meridian, or working interests in properties operated by Meridian, or royalty interests, overriding royalty interests or interests of a similar nature that burdened working interests in properties operated by Meridian. Meridian, the San Juan Basin Royalty Trust, the Burlington Resources Coal Seam Royalty Trust and the Commissioner of Public Lands of the New Mexico State Lands Office are not Class Members.

     In summary, the claims asserted in the Class Action ("Class Claims") are those asserted in Plaintiffs' Second Amended Original Petition filed in the Class Action which are based upon the manner in which Meridian calculated payments to its royalty owners and its joint working interest owners in natural gas-producing properties. It is alleged that those payments were based on wellhead prices that were set by a marketing affiliate, rather than upon the net prices that Meridian received for the gas and liquid components in arm's-length sales to non-affiliated purchasers. More specifically, such claims are based on Meridian's conduct in basing its payments to Class Members, for natural gas sold at the wellhead to Meridian Oil Trading Inc., on wellhead prices that resulted from one or more of the following:

          (i) Meridian's use of allegedly depressed prices for gas set by Meridian Oil Trading Inc.;

          (ii) Meridian's use of allegedly inflated cost factors for transportation services set by Meridian Oil Trading Inc.;

          (iii) Meridian's use of allegedly depressed net prices for liquids set by Meridian Oil Hydrocarbons Inc.; and

          (iv) Meridian's use of allegedly inflated rates for coal seam gathering and treating services set by Meridian Oil Gathering Inc.

     It was alleged that Meridian's conduct violated applicable legal principles. Meridian denied that its conduct had been unlawful or otherwise wrongful. The Court has not ruled on the merits of the Class Claims or on Meridian's defenses to such claims.

     The settlement reached by the parties in the Class Action provides for the payment of up to $42 million together with interest thereon beginning on July 17, 1996 until the date the settlement checks are initially mailed to the Class Members participating in the settlement. Such settlement amount is subject to reduction for certain adjustments such as (i) fees, costs and expenses awarded by the Court to the Class Counsel (Susman Godfrey L.L.P. and Dick Watt), (ii) extra compensation awarded by the Court to the named Plaintiffs (Caroline D. Altheide and Langdon D. Harrison), and (iii) the expense incurred in giving notice and administering the proposed settlement ("Net Settlement Fund"). Concurrently with Meridian's payment of the Net Settlement Fund to Class Members who did not timely and validly elect to be excluded from the Class ("Settlement Class Members"), Meridian is obligated under the settlement to advise its then current recipients of royalty payments that Meridian intends (i) to commence calculating royalty payments based upon the net prices received by Meridian from non-affiliated third parties for natural gas and the liquids extracted therefrom, and (ii) in calculating royalty payments on gas produced from coal seam gas wells using the Val Verde Gathering System, to commence using a deduction for gathering and treating the gas produced from such wells that does not exceed 75% of the fee charged by Meridian Oil Gathering Inc. for similar services to the five largest (by volume) non-affiliated third-party shippers. Meridian is not obligated to calculate royalty payments in such method in the future but, if it changes such method of calculation, it is obligated to provide notice of such change in method of calculation to the then-current recipients of royalty payments.

     Of the Net Settlement Fund, (i) 48% thereof will be distributed among Class Members whose interests bear on "conventional" gas-producing properties (specifically, gas not gathered on the Val Verde Gathering System) that are located in Meridian's Farmington operating division (which is roughly coextensive with the San Juan Basin of New Mexico and Colorado), (ii) 42% thereof will be distributed among the Class Members whose interests bear on the coal seam gas producing properties located in Meridian's Farmington operating division (specifically, gas gathered on the Val Verde Gathering System), and
(iii) 10% thereof will be distributed among those Class Members whose interests bear on gas-producing properties located in areas other than Meridian's Farmington operating division. The Trust would fall into the last of these three classifications. It is estimated that the Trust's share of the Net Settlement Fund will be between $560,000 and $850,000, the exact amount of which cannot be determined at this time.

     Upon final judicial approval of the settlement, the settlement provides that a judgment be entered in the Class Action dismissing the Class Action with prejudice to its refiling. As a result of the settlement, Settlement Class Members release and discharge the Released Parties, and each of them, from and with respect to the Class Claims and such Class Members will not be able to pursue the Class Claims against the Released Parties. "Released Parties" as used herein means, severally and collectively, the Defendants and Meridian Oil Inc. and all Affiliates of Burlington Resources Inc. since December 1, 1986, collectively, and all past and present agents, employees, officers, directors, shareholders, representatives, attorneys, predecessors, successors, assigns and affiliates of each of the Defendants and of Meridian Oil Inc. and all Affiliates of Burlington Resources Inc. since December 1, 1986, collectively. "Released Parties" also includes all other persons or entities who are liable or become liable for the conduct of any person or entity that is identified in the preceding sentence. "Affiliates" as used herein means Burlington Resources Inc.'s direct and indirect subsidiaries.

     It was determined by the Trustee that the Trust is part of the Class that was certified by the Court in the Class Action and that it was in the best interest of the Trust to elect to remain as part of the Class and share in the Net Settlement Fund. The Trustee believes that the Class Claims, if true, had little, if any, detrimental effect on the Trust and the Trust is being adequately compensated as a result of this settlement.

     A judgment has been signed by the Court approving the settlement. However, a Notice of Appeal was filed by San Juan 1990-A, L.P., K&W Gas Partners, L.P., MAP 1992-A Partners, L.P. and The Board of Trustees of Leland Stanford Junior University, Non-Profit Corporation (Stanford University) on February 7, 1997. One of the conditions set forth in the settlement agreement for the distribution of settlement proceeds related to the Class Action is that there will be no distribution of the settlement proceeds unless and until such judgment is no longer subject to further appeal and, if there is an appeal, not unless and until such judgment is affirmed or such appeal is dismissed and the time for any further proceedings in the appellate court of last resort has expired. As a result of such appeal, no distribution of settlement proceeds has been made to the Trust and the Trustee does not know if or when the Trust will receive proceeds of such settlement.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of Unit holders, through the solicitation of proxies or otherwise, during the fourth quarter ended December 31, 1996.

                                    PART II

ITEM 5. MARKET FOR UNITS OF THE TRUST AND RELATED SECURITY HOLDER MATTERS

     The information under "Units of Beneficial Interest" at page 2 of the Trust's Annual Report to security holders for the year ended December 31, 1996, is herein incorporated by reference.

ITEM 6. SELECTED FINANCIAL DATA

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                   1996           1995           1994           1993           1992
                                                -----------    -----------    -----------    -----------    -----------
Royalty income................................  $19,930,354    $12,014,623    $16,646,903    $19,407,568    $21,491,861
Distributable income..........................   19,488,574     11,632,463     16,174,570     18,759,882     21,029,750
Distributable income per Unit.................     0.418131       0.249574       0.347027       0.402496       0.451198
Distributions per Unit........................     0.418131       0.249574       0.347027       0.402496       0.451198
Total assets, December 31.....................    5,913,931      5,252,922      6,002,283      6,284,735      6,868,543

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The "Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 1996" and "Results of the 4th Quarters of 1996 and 1995" at pages 8 through 12 of the Trust's Annual Report to security holders for the year ended December 31, 1996 is herein incorporated by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Financial Statements of the Trust and the notes thereto at page 13 et seq. of the Trust's Annual Report to security holders for the year ended December 31, 1996, are herein incorporated by reference.

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants and no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the twenty-four months ended December 31, 1996.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The Trust has no directors or executive officers. The Trustee is a corporate trustee which may be removed, with or without cause, at a meeting of the Unit holders, by the affirmative vote of the holders of a majority of all the Units then outstanding.

ITEM 11. EXECUTIVE COMPENSATION

     During the years ended December 31, 1996, 1995 and 1994, the Trustee received total remuneration as follows:

                 NAME OF INDIVIDUAL                    CAPACITIES
                    OR NUMBER OF                        IN WHICH         CASH
                  PERSONS IN GROUP                       SERVED      COMPENSATION    YEAR
                 ------------------                    ----------    ------------    ----
NationsBank of Texas, N.A............................   Trustee       $60,708(1)     1994
                                                                      $60,575(1)     1995
                                                                      $65,338(1)     1996

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

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners. The following table sets forth as of December 31, 1996, information with respect to each person known to own beneficially more than 5% of the outstanding Units of the Trust:

                                             AMOUNT AND NATURE OF     PERCENT
             NAME AND ADDRESS               BENEFICIAL OWNERSHIP(1)   OF CLASS
             ----------------               -----------------------   --------
Burlington Resources Oil & Gas Company(1)      27,577,741 Units       59.17%
  5051 Westheimer
  Suite 1400
  Houston, Texas 77056-2124

---------------

(1) This information was provided to the Securities and Exchange Commission and to the Trust in a Form 4 dated January 6, 1994, filed with the Securities and Exchange Commission by Southland Royalty, a wholly-owned subsidiary of BRI, and in Amendment 5 to Schedule 13D and Schedule 13E-3 dated December 28, 1993, filed with the Securities and Exchange Commission by Southland Royalty and BRI. Such Units were reported to be owned directly by Southland Royalty, now BROG.

     The Form 4 filed by Southland Royalty and the Schedule 13D and Schedule 13E-3 filed by Southland Royalty and BRI with the Securities and Exchange Commission may be reviewed for more detailed information concerning the matters summarized herein.

     (b) Security Ownership of Management. The Trustee owns beneficially no securities of the Trust. In various fiduciary capacities, NationsBank of Texas, N.A. owned as of March 19, 1997, an aggregate of 309,393 Units with no right to vote 100,000 of these Units, shared right to vote 6,500 of these Units and sole right to vote 202,893 of these Units. Such Bank disclaims any beneficial interests in these Units. The number of Units reflected in this paragraph includes Units held by all branches of NationsBank of Texas, N.A.

     (c) Change In Control. The Trustee knows of no arrangements which may subsequently result in a change in control of the Trust.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Trust has no directors or executive officers. See Item 11 for the remuneration received by the Trustee during the years ended December 31, 1996, 1995 and 1994 and Item 12(b) for information concerning Units owned by NationsBank of Texas, N.A. in various fiduciary capacities.

                                     PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     The following documents are filed as a part of this Report:

FINANCIAL STATEMENTS

     Included in Part II of this Report by reference to the Annual Report of the Trust for the year ended December 31, 1996:

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

EXHIBITS

           (4)(a)      -- Permian Basin Royalty Trust Indenture dated November 3, 1980, between Southland
                          Royalty Company and The First National Bank of Fort Worth (now NationsBank of Texas,
                          N.A.), as Trustee, heretofore filed as Exhibit (4)(a) to the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the fiscal year ended
                          December 31, 1980, is incorporated herein by reference.*
              (b)      -- Net Overriding Royalty Conveyance (Permian Basin Royalty Trust) from Southland
                          Royalty Company to The First National Bank of Fort Worth (now NationsBank of Texas,
                          N.A.), as Trustee, dated November 3, 1980 (without Schedules), heretofore filed as
                          Exhibit (4)(b) to the Trust's Annual Report on Form 10-K to the Securities and
                          Exchange Commission for the fiscal year ended December 31, 1980, is incorporated herein by reference.*
              (c)      -- Net Overriding Royalty Conveyance (Permian Basin Royalty Trust -- Waddell Ranch)
                          from Southland Royalty Company to The First National Bank of Fort Worth (now
                          NationsBank of Texas, N.A.), as Trustee, dated November 3, 1980 (without Schedules), heretofore filed as Exhibit (4)(c) to the Trust's Annual Report on Form 10-K to the
                          Securities and Exchange Commission for the fiscal year ended December 31, 1980, is incorporated herein by reference.*
          (13)         -- Registrant's Annual Report to security holders for fiscal year ended December 31,
                          1996.**
          (23)         -- Consent of Cawley, Gillespie & Associates, Inc., reservoir engineer.**
          (27)         -- Financial Data Schedule.**

---------------

 * A copy of this Exhibit is available to any Unit holder, at the actual cost of reproduction, upon written request to the Trustee, NationsBank of Texas, N.A., P.O. Box 1317, Fort Worth, Texas 76101.

** Filed herewith.

REPORTS ON FORM 8-K

     During the last quarter of the Trust's fiscal year ended December 31, 1996, one report on Form 8-K was filed. Such Form 8-K is dated December 20, 1996 and reports regarding the status of the litigation settlement discussed in Item 3 hereof and that the judgment appealing the settlement might become the subject of an appeal and that as a result of such fact, no distribution of settlement proceeds had been made and that the Trustee did not know if or when the Trust would receive proceeds of such settlement.

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

                                            NATIONSBANK OF TEXAS, N.A.
                                              TRUSTEE OF THE PERMIAN BASIN
                                              ROYALTY TRUST

                                            By    /s/  ERIC F. HYDEN
                                               -------------------------
                                                       (Eric F. Hyden)
                                                       Vice President

Date: March 28, 1997

              (The Trust has no directors or executive officers.)