Form 10-K405, Exhibit 13
period 1997-12-31
PERMIAN BASIN ROYALTY TRUST
filed 1998-03-30
CIK 319654

         PERMIAN BASIN
         ROYALTY TRUST
         1997 ANNUAL REPORT
         AND FORM 10-K

         PERMIAN BASIN
         ROYALTY TRUST
         1997 ANNUAL REPORT
         AND FORM 10-K

TEXAS ROYALTY PROPERTIES ARE LOCATED IN 33 TEXAS COUNTIES.

[MAP OF TEXAS WITH CERTAIN COUNTIES IDENTIFIED]

WADDELL RANCH PROPERTIES ARE LOCATED IN CRANE COUNTY, TEXAS.

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

     The Permian Basin Royalty Trust (the "Trust") has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. ("Meridian"), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil and Gas Company ("BROG"). Any reference to BROG hereafter may also be construed as a reference to Meridian and Southland. Further, BROG notified the Trust that, on February 14, 1997, its interests in the "Texas Royalty properties" that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 ("Conveyance"), were sold to Riverhill Energy Corporation ("Riverhill Energy") of Midland, Texas.

UNITS OF BENEFICIAL INTEREST

Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:

-----------------------------------------------------------------------------------------------
                                                                                  Distributions
1997                                             High              Low                Paid
----                                         ---------          ---------          -----------
First Quarter .....................          $   4.750          $   4.000          $ .183907
Second Quarter ....................              4.500              4.000            .086304
Third Quarter .....................              5.500              4.188            .093186
Fourth Quarter ....................              5.688              4.125            .112695
                                                                                   ---------
    Total for 1997 ................                                                $ .476092
                                                                                   =========

1996
----
First Quarter .....................          $   3.750          $   3.125          $ .052637
Second Quarter ....................              4.000              3.125            .079382
Third Quarter .....................              4.250              3.125            .149395
Fourth Quarter ....................              4.875              4.000            .136717
                                                                                   ---------
    Total for 1996 ................                                                $ .418131
                                                                                   =========
----------------------------------------------------------------------------------------------


Approximately 2,521 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 1997. Distributions of ownership of Units is presented in the following table:

-------------------------------------------------------------------------------------
                                                         Number of
TYPE OF UNIT HOLDERS                                     Unit Holders      Units Held
--------------------                                     ------------      ----------
Nominee .....................................                   1              65,353
Individuals .................................               2,062           2,873,359
Institutions ................................                  55          43,044,642
Fiduciaries .................................                 402             620,642
Brokers .....................................                   1               4,800
                                                            -----          ----------
    Total ...................................               2,521          46,608,796
                                                            =====          ==========
-------------------------------------------------------------------------------------

TO UNIT HOLDERS

We are pleased to present the eighteenth Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1997, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG.

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

     Royalty income received by the Trustee for the year ended December 31, 1997, was $22,598,873 and interest income earned for the same period was $42,665. General and administrative expenses amounted to $451,423. A total of $22,190,115 or $.476092 per Unit, was distributed to Unit holders during 1997. A discussion of factors affecting the distributions for 1997 may be found in the Trustee's Discussion and Analysis section of this report.

     In March 1998, BROG and Coastal Management Corporaton ("CMC") notified the Trustee that distributable income for March 1998 includes approximately $1.1 million which represents the Trust's portion of an approximate $1.5 million severance tax refund received by BROG from the State of Texas. With regard to the source of such payment, BROG advised the Trustee that BROG, along with other working interest owners in the Waddell Ranch, engaged an independent severance tax consultant to analyze severance taxes incurred on gas production for the period June 1991 to March 1997. As a result of their analysis, a refund was requested and subsequently received in March 1998 for approximately $1.3 million. Further, the State of Texas refunded approximately $200,000 to BROG for severance taxes related to gas production for the period April 1997 to November 1997, based on the results of an analysis for the period June 1991 to March 1997. This resulted in a total refund of approximately $1.5 million to BROG, out of which the Trust received $1.1 million, referenced above.

     As of December 31, 1997, the Trust's proved reserves were estimated at 9,463,928 Bbls of oil and 28,804,066 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 1997, amount to $212,178,000 or $4.55 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 1997, was $104,135,000 or $2.23 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standard Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

     As has been previously reported, Southland advised the Trustee that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record. Meridian changed its name to Burlington Resources Oil and Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by CMC, a wholly owned subsidiary of Riverhill Capital Corporation ("Riverhill Capital"), but remain under the direction of BROG.

     In the fourth quarter of 1996, BROG notified the Trustee that, pursuant to an ongoing divestiture program, BROG intended to sell its interests in the Texas Royalty properties that are subject to the Conveyance. A Purchase and Sale Agreement was executed between BROG and Riverhill Energy, a wholly owned subsidiary of Riverhill Capital. The Trustee has been advised by BROG that the transaction closed on February 14, 1997. The Trustee has further been informed by BROG that, as required by the Conveyance, Riverhill Energy succeeded to all of the requirements upon and the responsibilities of BROG under the Conveyance with regard to the Texas Royalty properties. BROG and Riverhill Energy have further advised the Trustee that all accounting operations pertaining to the Texas Royalty properties are being performed by CMC under the direction of Riverhill Energy.

     The Trustee has further been advised that the shareholders of Riverhill Capital have executed a term sheet with Schlumberger Technology Corporation ("STC"), whereby, subject to the satisfaction of certain conditions, all of the shares of Riverhill Capital will be purchased by and sold to STC. As stated above, Riverhill Energy and CMC are wholly owned subsidiaries of Riverhill Capital. The Trustee has further been advised that, as part of this contemplated transaction, ownership of Riverhill Energy's interests in the Texas Royalty properties referenced above, will remain in

Riverhill Energy, which will be owned by the current shareholders of Riverhill Capital.

     In the event the sale to and purchase by STC is consummated, it is anticipated that CMC will continue to perform its field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties and all accounting operations pertaining to the Texas Royalty properties which will remain under the direction of Riverhill Energy. The Trustee has been advised that Riverhill Energy will assure that the various administrative functions and reporting requirements are met.

     The Omnibus Budget Reconciliation Act of 1990 allows percentage depletion on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. However, the Trustee and its accountants have estimated the percentage depletion for January through December 1997, and it appears that cost depletion will exceed percentage depletion for all Unit holders. Therefore, the Trust will not provide percentage depletion factors for 1997.

     Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1998, and for the year ending December 31, 1998. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

NationsBank of Texas, N.A.


By: /s/ ERIC F. HYDEN
Eric F. Hyden
Vice President

DESCRIPTION OF THE PROPERTIES

The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 1997, is approximately 11 years.

     The net overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net overriding royalty interest was carved, vary from 37.5% to 50.0% in 78,175 gross (34,205 net) acres, containing 834 gross (344 net) productive oil wells, 160 gross (67 net) productive gas wells and 347 gross (137 net) injection wells. The Texas Royalty properties, out of which the other net overriding royalty was carved, are located in 33 counties across Texas. The Texas Royalty properties consist of approximately 125 separate royalty interests containing approximately 303,000 gross (51,000 net) producing acres. 39.8% of the future net revenues discounted at 10% attributable to Texas Royalty properties are located in the Wasson and Yates fields.

WADDELL RANCH

Six major fields on the Waddell Ranch account for more than 90% of the total production. In the six fields, there are 12 producing zones ranging in depth from 2,800 to 10,600 feet. Most prolific of these zones are the Grayburg and San Andres, which produce from depths between 2,800 and 3,400 feet. Productive from the San Andres are the Sand Hills (Judkins) gas field and the Sand Hills (McKnight) oil field.

     The Dune and Waddell oil fields are productive from both the Grayburg and San Andres formations. The Sand Hills (Tubb) oil fields produce from the Tubb formation at depths averaging 4,300 feet, and the University Waddell (Devonian) oil field is productive from the Devonian formation between 8,400 and 9,200 feet.

     All of the major oil fields on the Waddell Ranch are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for drilling, remedial and maintenance activities during 1997 totaled approximately $11.8 million. A substantial portion of the capital expenditures was related to the drilling of productive oil wells as part of an infill drilling program. The success of this program is reflected in an increase in both production and the producing reserves. Successful infill drilling and various production well workovers in the Sand Hills (Tubb), Waddell and Sand Hills (McKnight) fields are mainly responsible for the increased monthly production and producing reserves. The Trustee has been advised by BROG that 1997 oil production levels from all fields increased 3.6% above the 1996 oil production level.

     BROG has informed the Trustee that the 1998 capital expenditures budget should total approximately $17.6 million, of which $9.7 million is attributable to the drilling program, $4.6 million to workovers and recompletions, $2.3 million to facility upgrades and replacements and $1 million to a seismic project. The budgeted amount represents an estimated 50% increase in capital expenditures for 1998 as compared with the actual 1997 capital expenditures.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 1997, was computed as shown in the table below.


--------------------------------------------------------------------------------------------------------
                                                            Year Ended December 31,
                            ----------------------------------------------------------------------------
                                      1997                              1996                    1995
                            ----------------------------     ---------------------------      ----------
Gross Proceeds of Sales       Waddell          Texas           Waddell          Texas          Waddell
From Properties From           Ranch          Royalty           Ranch          Royalty          Ranch
Which the Net Overriding     Properties      Properties       Properties      Properties      Properties
Royalties Were Carved:       -----------     -----------     -----------     -----------     -----------
  Oil Proceeds ..........    $27,099,891     $ 8,427,062     $26,720,538     $ 8,249,254     $20,714,309
  Gas Proceeds ..........     17,105,677       2,318,393      14,056,885       1,898,423      10,707,104
  Other Payments ........
                             -----------     -----------     -----------     -----------     -----------
    Total ...............     44,205,568      10,745,455      40,777,423      10,147,677      31,421,413
                             -----------     -----------     -----------     -----------     -----------
Less:
  Severance Tax
    Oil .................      1,037,862         320,447       1,103,059         315,491         874,011
    Gas .................      1,232,298         135,717       1,041,208         114,812         761,787
    Other ...............                                         63,954          24,970
  Lease Operating Expense
  and Property Tax
    Oil and Gas .........     12,239,689         597,508      12,209,663       1,637,143      11,096,563
    Other Payments ......         50,297
  Capital Expenditures ..     11,789,849              --       9,989,064              --      10,504,989
                             -----------     -----------     -----------     -----------     -----------
    Total ...............     26,349,995       1,053,672      24,406,948       2,092,416      23,237,350
                             -----------     -----------     -----------     -----------     -----------
Net Profits .............     17,855,573       9,691,783      16,370,475       8,055,261       8,184,063
  Net Overriding
    Royalty Interest ....             75%             95%             75%             95%             75%
                             -----------     -----------     -----------     -----------     -----------
Royalty Income ..........    $13,391,679     $ 9,207,194     $12,277,856     $ 7,652,498     $ 6,138,047
                             ===========     ===========     ===========     ===========     ===========



--------------------------------------------------------------------------------------------------------
                                                  Year Ended December 31,
                             ---------------------------------------------------------------------------
                                1995                        1994                          1993
                             -----------     ----------------------------     --------------------------
Gross Proceeds of Sales        Texas           Waddell           Texas         Waddell           Texas
From Properties From          Royalty           Ranch           Royalty         Ranch          Royalty
Which the Net Overriding     Properties       Properties       Properties     Properties      Properties
Royalties Were Carved:       -----------     -----------     -----------     -----------     -----------
  Oil Proceeds ..........    $ 6,924,595     $17,573,518     $ 6,197,125     $19,648,107     $ 7,019,561
  Gas Proceeds ..........      1,284,464      12,073,447       1,426,979      12,972,379       1,643,334
  Other Payments ........                      1,133,334       3,687,064
                             -----------     -----------     -----------     -----------     -----------
    Total ...............      8,209,059      30,780,299      11,311,168      32,620,486       8,662,895
                             -----------     -----------     -----------     -----------     -----------
Less:
  Severance Tax
    Oil .................        277,759         786,101         282,966         905,785         320,710
    Gas .................         88,206         906,543         104,697       1,001,106         122,296
    Other ...............                                        153,909
  Lease Operating Expense
  and Property Tax
    Oil and Gas .........      1,657,225      10,633,720         487,728      10,502,602         535,158
    Other Payments ......                                        105,881
  Capital Expenditures ..             --       9,147,647              --       4,068,228              --
                             -----------     -----------     -----------     -----------     -----------
    Total ...............      2,023,190      21,474,011       1,135,181      16,477,721         978,164
                             -----------     -----------     -----------     -----------     -----------
Net Profits .............      6,185,869       9,306,288      10,175,987      16,142,765       7,684,731
  Net Overriding
    Royalty Interest ....             95%             75%             95%             75%             95%
                             -----------     -----------     -----------     -----------     -----------
Royalty Income ..........    $ 5,876,576     $ 6,979,716     $ 9,667,188     $12,107,074     $ 7,300,494
                             ===========     ===========     ===========     ===========     ===========
--------------------------------------------------------------------------------------------------------


DISCUSSION AND ANALYSIS

TRUSTEE'S DISCUSSION AND ANALYSIS FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1997

Royalty income received by the Trust for the three-year period ended December 31, 1997, is reported in the following table:

---------------------------------------------------------------------------------------
                                                  Year Ended December 31,
                                    ---------------------------------------------------
ROYALTIES                               1997                1996                1995
---------                           -----------         -----------         -----------
Total Revenue ..............        $22,598,873         $19,930,354         $12,014,623
                                            100%                100%                100%
Oil Revenue ................         15,582,132          14,489,263           9,209,821
                                             69%                 73%                 77%
Gas Revenue ................          7,016,741           5,441,091           2,804,802
                                             31%                 27%                 23%
Total Revenue/Unit .........        $   .484863         $   .427609         $   .257776
---------------------------------------------------------------------------------------

Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 1997, 1996 and 1995 for the Royalties and the properties from which the Royalties were carved, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

---------------------------------------------------------------------------------------------------
                                                                Year Ended December 31,
                                                       --------------------------------------------
ROYALTIES                                                1997             1996             1995
---------                                              ---------        ---------        ---------
Oil Sales (Bbls) ..............................          817,792          771,824          593,143
Gas Sales (Mcf) ...............................        2,716,755        2,640,381        1,905,299

PROPERTIES FROM WHICH THE ROYALTIES WERE CARVED
-----------------------------------------------
Oil
Total Oil Sales (Bbls) ........................        1,826,019        1,788,737        1,670,471
Average Per Day (Bbls) ........................            5,003            4,887            4,577
Average Price/Bbl .............................        $   19.46        $   19.55        $   16.55

Gas
Total Gas Sales (Mcf) .........................        7,355,162        7,308,406        7,571,614
Average Per Day (Mcf) .........................           20,151           19,968           20,744
Average Price/Mcf .............................        $    2.64        $    2.18        $    1.58
---------------------------------------------------------------------------------------------------



The average price of oil increased from 1995 to 1996 as the posted price fluctuated. In 1997, the average price of oil remained relatively unchanged as the posted price fluctuated. The average price of gas increased from 1995 to 1997.

     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), the production amounts do not provide a meaningful comparison. Oil production attributable to the properties from which the Royalties were carved increased approximately 9.3% from 1995 to 1997 primarily due to increased production efforts. Total gas sales decreased approximately 2.9% from 1995 to 1997 primarily due to natural decline in the deliverability of the wells.

     Total capital expenditures in 1997 included in the net overriding royalty calculation were approximately $11.8 million compared to $10.0 million in 1996 and $10.5 million in 1995. Lease operating expense and property tax increased from 1995 to 1996 on the Waddell Ranch properties. In 1997, lease operating expense and property taxes amounted to slightly over $12.2 million, which is relatively unchanged from 1996.

     In the fourth quarter of 1996, BROG notified the Trust that, pursuant to an ongoing divestiture program, the company intended to sell the interests referred to as "Texas Royalty properties" that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980. A Purchase and Sale Agreement was executed with Riverhill Energy, a wholly owned subsidiary of Riverhill Capital and an affiliate of CMC. As previously mentioned, CMC currently conducts all field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties. Riverhill Capital is a privately owned Texas corporation with offices in Bryan and Midland, Texas. The transaction was closed on February 14, 1997. The Trustee has further been informed by BROG that, as required by the Conveyance, Riverhill Energy agreed to perform all of the requirements upon and the responsibilities of BROG, under the Conveyance, with regard to the Texas Royalty properties. BROG and Riverhill Energy have further advised the Trustee that all field, technical and accounting operations are being performed by CMC under the direction of Riverhill Energy. BROG has indicated to the Trustee that BROG will work together with CMC and Riverhill Energy in an effort to assure that the various administrative functions and reporting requirements assumed by the buyer are met. Independent auditors representing Riverhill Energy and CMC and ultimately, the Texas Royalty properties, will be Arthur Andersen LLP.

     The Trustee has been advised that the shareholders of Riverhill Capital have executed a term sheet with STC, whereby, subject to the satisfaction of certain conditions, all of the shares of Riverhill Capital will be purchased by and sold to STC. As stated above, Riverhill Energy and CMC are wholly owned subsidiaries of Riverhill Capital. The Trustee has further been advised that, as part of this contemplated transaction, ownership of Riverhill Energy's interests in the Texas Royalty properties referenced above, will remain in Riverhill Energy, which will be owned by the current shareholders of Riverhill Capital.

     In the event the sale to and purchase by STC is consummated, it is anticipated that CMC will continue to perform its field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties and all accounting operations pertaining to the Texas Royalty properties, which will remain under the direction of Riverhill Energy. The Trustee has been advised that Riverhill Energy will assure that the various administrative functions and reporting requirements are met.

     The Trustee was previously advised by BROG that approximately $1.3 million in ad valorem taxes related to 1991 through 1994 for the Texas Royalty properties that BROG did not previously charge to gross proceeds attributable to the Trust would be charged to the Trust over 12 months beginning in March 1995. This charge was made by BROG deducting $87,000 per month from the gross proceeds attributable to the Texas Royalty properties until the full amount of the ad valorem taxes was recovered. As of November 1996, the Trustee was advised that this original charge of $1.3 million and all subsequent adjustments to that charge were paid.

   The Trust has been advised by BROG that for the period August 1, 1993, through June 30, 1998, the oil from the Waddell Ranch is being sold under a competitive bid to the third party.

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

     A judgment has been signed by the Court approving the settlement. However, a Notice of Appeal was filed by San Juan 1990-A, L.P., K&W Gas Partners, L.P., MAP 1992-A Partners, L.P. and The Board of Trustees of Leland Stanford Junior University, Non-Profit Corporation (Stanford University) ("Objectors") on February 7, 1997.

     Class Counsel has notified the Trustee that on July 24, 1997, the Court of Appeals issued its judgment dismissing such appeal on procedural grounds and that in early September 1997, the Court of Appeals denied a motion for rehearing filed in such proceeding. The Trustee has further been advised that a petition for review has been filed with the Texas Supreme Court by the Objectors and is currently pending. One of the conditions set forth in the settlement agreement for the distribution of proceeds related to the Class Action is that there will be no distribution of the settlement proceeds unless and until such judgment is affirmed or such appeal is dismissed and the time for any further proceedings in the appellate court of last resort has expired. As a result of such appeal, no distribution of settlement proceeds has been made to the Trust and the Trustee does not know if or when the Trust will receive proceeds of such settlement.

     During 1997, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $42,665. Interest income for 1996 and 1995 was $33,848 and $25,243, respectively. The increase in interest income from 1995 to 1997 can be attributed primarily to an increase in the funds available for investment.

     General and administrative expenses in 1997 were $451,423 compared to $475,628 in 1996 and $407,403 in 1995. The increase in general and administrative expenses from 1995 to 1996 is primarily due to administrative and legal fees for providing counsel to the Trust with respect to the sale of the Texas Royalty properties to Riverhill Energy and analysis of the settlement announced in the Class Action. The decrease in general and administrative expenses from 1996 to 1997 is primarily due to higher administrative, accounting and legal fees incurred in 1996. As previously mentioned, these fees were applicable to the review performed on the impact of the sale of the Texas Royalty properties to Riverhill Energy and the analysis of the settlement announced in the Class Action.

     Distributable income for 1997 was $22,190,115 or $.476092 per Unit.

     Distributable income for 1996 was $19,488,574 or $.418131 per Unit.

     Distributable income for 1995 was $11,632,463 or $.249574 per Unit.

RESULTS OF THE 4TH QUARTERS OF 1997 AND 1996

Royalty income received by the Trust for the fourth quarter of 1997 amounted to $5,315,656 or $.114048 per Unit. For the fourth quarter of 1996, the Trust received royalty income of $6,459,134 or $.138582 per Unit. Interest income for the fourth quarter of 1997 amounted to $8,742 compared to $14,063 for the fourth quarter of 1996. The decrease in interest income can be attributed primarily to a decrease in funds available for investment. General and administrative expenses totaled $71,816 for the fourth quarter of 1997 compared to $100,974 for the fourth quarter of 1996. The decrease in general and administrative expenses is primarily due to higher administrative, accounting and legal fees incurred in the fourth quarter of 1996. These fees were applicable to the review performed on the impact of the sale of the Texas Royalty properties to Riverhill and the analysis of the Settlement announced in the Class Action.

     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the properties from which the Trust's net overriding royalty interests were carved. Oil and gas sales attributable to the Royalties and the properties from which the Royalties were carved for the quarter and the comparable period for 1996 are as follows:

----------------------------------------------------------------------
Fourth Quarter                               1997             1996
--------------                             ---------        ---------
ROYALTIES
Oil Sales (Bbls) ..................          211,660          224,592
Gas Sales (Mcf) ...................          739,489          826,407


Fourth Quarter                               1997             1996
--------------                             ---------        ---------
PROPERTIES FROM WHICH
THE ROYALTIES WERE CARVED
Total Oil Sales (Bbls) ............          460,729          430,057
Average Per Day (Bbls) ............            5,008            4,675
Average Price/Bbls ................        $   17.77        $   22.00
Total Gas Sales (Mcf) .............        1,897,192        1,824,394
Average Per Day (Mcf) .............           20,622           19,830
Average Price/Mcf .................        $    2.51        $    2.36

----------------------------------------------------------------------


     The posted price of oil decreased for the fourth quarter of 1997 compared to the fourth quarter of 1996, resulting in an average price per barrel of $17.77 compared to $22.00 in the same period of 1996. The average price of gas increased for the fourth quarter of 1997 compared to the same period in 1996, resulting in an average price per Mcf of $2.51 compared to $2.36 in the fourth quarter of 1996.

     Gas sales from the properties from which the Royalties were carved increased slightly in the fourth quarter of 1997 compared to the same period in 1996. The Trustee was advised that oil sales increased in 1997 compared to the same period in 1996 primarily due to increased production efforts.

     The Trustee has been advised that there were 4 gross (1.75 net) wells drilled and completed during the three months ended December 31, 1997, and there were 19 gross (7.875 net) wells in progress.

PERMIAN BASIN ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

ASSETS                                                           1997              1996
------                                                        ----------        ----------
Cash and Short-term Investments ......................        $1,724,192        $2,152,992
Net Overriding Royalty Interests in Producing Oil and
    Gas Properties - Net (Notes 2 and 3) .............         3,496,594         3,760,939
                                                              ----------        ----------
                                                              $5,220,786        $5,913,931
                                                              ==========        ==========
LIABILITIES AND TRUST CORPUS
----------------------------
Distribution Payable to Unit Holders .................        $1,724,192        $2,152,992
Trust Corpus - 46,608,796 Units of Beneficial Interest
    Authorized and Outstanding .......................         3,496,594         3,760,939
                                                              ----------        ----------
                                                              $5,220,786        $5,913,931
                                                              ==========        ==========

-------------------------------------------------------------------------------
STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                           1997               1996               1995
                                                        -----------        -----------        -----------
Royalty Income (Notes 2 and 3) .................        $22,598,873        $19,930,354        $12,014,623
Interest Income ................................             42,665             33,848             25,243
                                                        -----------        -----------        -----------
                                                         22,641,538         19,964,202         12,039,866
Expenditures - General and Administrative ......            451,423            475,628            407,403
                                                        -----------        -----------        -----------
Distributable Income ...........................        $22,190,115        $19,488,574        $11,632,463
                                                        ===========        ===========        ===========
Distributable Income per Unit (46,608,796 Units)        $   .476092        $   .418131        $   .249574
                                                        ===========        ===========        ===========


-------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                            1997                 1996                 1995
                                                        ------------         ------------         ------------
Trust Corpus, Beginning of Period ..............        $  3,760,939         $  4,057,628         $  4,296,056
Amortization of Net Overriding Royalty Interests
    (Notes 2 and 3) ............................            (264,345)            (296,689)            (238,428)
Distributable Income ...........................          22,190,115           19,488,574           11,632,463
Distributions Declared .........................         (22,190,115)         (19,488,574)         (11,632,463)
                                                        ============         ============         ============
Trust Corpus, End of Period ....................        $  3,496,594         $  3,760,939         $  4,057,628
                                                        ============         ============         ============

-------------------------------------------------------------------------------
The accompanying Notes to Financial Statements are an integral part of this statement.

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

     The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1997 and 1996 aggregated $7,478,622 and $7,214,277, respectively.

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

7. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1997 (in thousands, except per Unit amounts):

                                                               Distributable
                                                                Income and
                                Royalty      Distributable      Distribution
                                Income          Income           Per Unit
                                -------        -------        ---------------
1997
----
First Quarter ..........        $ 8,704        $ 8,572        $       .183907
Second Quarter .........          4,186          4,022                .086304
Third Quarter ..........          4,393          4,343                .093186
Fourth Quarter .........          5,316          5,253                .112695
                                -------        -------        ---------------
   Total ...............        $22,599        $22,190        $       .476092
                                =======        =======        ===============
1996
----
First Quarter ..........        $ 2,570        $ 2,454        $       .052637
Second Quarter .........          3,839          3,700                .079382
Third Quarter ..........          7,062          6,963                .149395
Fourth Quarter .........          6,459          6,372                .136717
                                -------        -------        ---------------
   Total ...............        $19,930        $19,489        $       .418131
                                =======        =======        ===============

8. SUBSEQUENT EVENT

In March 1998, Burlington Resources Oil and Gas Company ("BROG") and Coastal Management Corporation ("CMC") notified the Trustee that distributable income for March 1998 includes approximately $1.1 million which represents the Trust's portion of an approximate $1.5 million severance tax refund received by BROG from the State of Texas. With regard to the source of such payment, BROG advised the Trustee that BROG, along with other working interest owners in the Waddell Ranch, engaged an independent severance tax consultant to analyze severance taxes incurred on gas production for the period June 1991 to March 1997. As a result of their analysis, a refund was requested and subsequently received in March 1998 for approximately $1.3 million. Further, the State of Texas refunded approximately $200,000 to BROG for severance taxes related to gas production for the period April 1997 to November 1997, based on the results of the analysis for the period June 1991 to March 1997. This resulted in a total refund of approximately $1.5 million to BROG, out of which the Trust received $1.1 million, referenced above.

INDEPENDENT AUDITORS' REPORT

NATIONSBANK OF TEXAS, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1997 and 1996, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1997 and 1996, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1997, on the basis of accounting described in Note 3.


/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Fort Worth, Texas
March 20, 1998

PERMIAN BASIN ROYALTY TRUST
500 West Seventh Street, Suite 1300
Post Office Box 1317
Fort Worth, Texas 76101
NationsBank of Texas, N.A., Trustee

AUDITORS
Deloitte & Touche LLP
Fort Worth, Texas

LEGAL COUNSEL
Wallach & Moore, P.C.
Fort Worth, Texas

TAX COUNSEL
Butler & Binion, L.L.P.
Houston, Texas

TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
Ridgefield Park, New Jersey



Design: Witherspoon & Associates, Fort Worth, Texas

      PERMIAN BASIN ROYALTY TRUST o 500 WEST SEVENTH STREET, SUITE 1300 o
                 POST OFFICE BOX 1317 o FORT WORTH, TEXAS 76101

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                   FORM 10-K
(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1997
                                       OR
[ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
             For the transition period from           to

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

                                 (817) 390-6905
              (Registrant's Telephone Number, Including Area Code)

          Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
         UNITS OF BENEFICIAL INTEREST                     NEW YORK STOCK EXCHANGE

          Securities registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ____

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     At March 18, 1998, there were 46,608,796 Units of Beneficial Interest of the Trust outstanding with an aggregate market value on that date of $215,565,682.

                      DOCUMENTS INCORPORATED BY REFERENCE

     "Units of Beneficial Interest" at page 1; "Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 1997" at pages 6 through 9; "Results of the 4th Quarters of 1997 and 1996" at page 10; and "Statements of Assets, Liabilities and Trust Corpus," "Statements of Distributable Income," "Statements of Changes in Trust Corpus," "Notes to Financial Statements" and "Independent Auditors' Report" at page 11 et seq., in registrant's Annual Report to security holders for fiscal year ended December 31, 1997 are incorporated herein by reference for Item 5 (Market for Units of the Trust and Related Security Holder Matters), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) and Item 8 (Financial Statements and Supplementary Data) of Part II of this Report.
================================================================================

FORWARD LOOKING INFORMATION

     Certain information included in this report contains, and other materials filed or to be filed by the Trust with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Trust) may contain or include, forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward looking statements may be or may concern, among other things, capital expenditures, drilling activity, development activities, production efforts and volumes, hydrocarbon prices and the results thereof, and regulatory matters. Such forward looking statements generally are accompanied by words such as "estimate," "expect," "anticipate," "goal," "should," "assume," "believe," or other words that convey the uncertainty of future events or outcomes.

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

     BROG has advised the Trustee that it believes that comparable revenues could be obtained in the event of a change in purchasers of production.

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

PRODUCING ACREAGE, WELLS AND DRILLING

     Waddell Ranch Properties. The Waddell Ranch properties consist of 78,175 gross (34,205 net) producing acres. A majority of the proved reserves are attributable to six fields: Dune, Sand Hills (Judkins), Sand Hills (McKnight), Sand Hills (Tubb), University-Waddell (Devonian) and Waddell. At December 31, 1997, the Waddell Ranch properties contained 834 gross (344 net) productive oil wells, 160 gross (67 net) productive gas wells and 347 gross (137 net) injection wells.

     BROG is operator of record of the Waddell Ranch properties. All field, technical and accounting operations have been contracted by an agreement between the working interest owners and Coastal Management Corporation ("CMC") but remain under the direction of BROG.

     The Waddell Ranch properties are mature producing properties, and all of the major oil fields are currently being waterflooded. Proved reserves and estimated future net revenues attributable to the properties are included in the reserve reports summarized below. BROG does not own the full working interest in any of the tracts constituting the Waddell Ranch properties and, therefore, implementation of any development programs will require approvals of other working interest holders as well as BROG. In addition, implementation of any development programs will be dependent upon oil and gas prices currently being received and anticipated to be received in the future. During 1997 there were 23 gross (9.25 net) wells drilled on the Waddell Ranch properties. At December 31, 1997 there were 19 gross (7.875 net) wells in progress on the Waddell Ranch properties. During 1996 there were 22 gross (8.375 net) oil wells drilled on the Waddell Ranch properties. At December 31, 1996 there were no wells in progress on the Waddell Ranch properties. During 1995 there were 32 gross (14.075 net) oil wells drilled on the Waddell Ranch properties. At December 31, 1995 there were 3 gross (.8 net) wells in progress on the Waddell Ranch properties. During 1994 there were 22 gross (9.875 net) wells drilled on the Waddell Ranch properties. At December 31, 1994 there were no wells in progress on the Waddell Ranch properties.

     BROG has advised the Trustee that the total amount of capital expenditures for 1997 with regard to the Waddell Ranch properties totalled $11,789,849. Capital expenditures include the cost of the 1997 drilling program and remedial and maintenance activities. BROG has advised the Trustee that the capital expenditures budget for 1998 totals approximately $17,639,000, of which approximately $9,736,000 is attributable to the 1998 drilling program, $4,561,000 to workovers and recompletions, $2,320,000 to facility upgrades and replacements and $1,022,000 to a seismic project. Accordingly, there is an estimated 50% increase in capital expenditures for 1998 as compared with the 1997 capital expenditures.

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

     Approximately $1.3 million in ad valorem taxes related to 1991 through 1994 for the Texas Royalty properties that Southland Royalty did not previously charge to gross proceeds attributable to the Trust was charged to the Trust over 12 months beginning March 1995. Such amount was charged by deducting $87,000 per month from gross proceeds attributable to the Texas Royalty properties in calculating royalty income from such properties. To the extent charges were made to gross proceeds, the amount of funds available for distribution to Unit holders was reduced. As of November 1996, the Trustee was advised that this original charge of $1.3 million and all subsequent adjustments to that charge had been paid.

     In the fourth quarter of 1996, BROG notified the Trustee that, pursuant to an ongoing divestiture program, BROG intended to sell its interests in the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance to the Trust dated effective November 1, 1980 ("Conveyance"). A Purchase and Sale Agreement was executed between BROG and Riverhill Energy Corporation ("Riverhill Energy"), a wholly owned subsidiary of Riverhill Capital Corporation ("Riverhill Capital") and an affiliate of CMC. CMC currently conducts all field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties. Riverhill Capital is a privately owned Texas corporation with offices in Bryan and Midland, Texas. The Trustee was advised by BROG that the transaction closed on February 14, 1997. The Trustee has been further informed by BROG that, as required by the Conveyance, Riverhill Energy has succeeded to all of the requirements upon and the responsibilities of BROG under the Conveyance with regard to the Texas Royalty properties. BROG and Riverhill Energy have further advised the Trustee that all accounting operations pertaining to the Texas Royalty properties are being performed by CMC under the direction of Riverhill Energy. BROG had indicated to the Trustee that BROG will work together with CMC and Riverhill Energy in an effort to assure that various administrative functions and reporting requirements assumed by Riverhill Energy are met. The Trustee has been advised that independent auditors representing Riverhill Energy and CMC will be Arthur Andersen LLP.

     The Trustee has been advised that the shareholders of Riverhill Capital have executed a term sheet with Schlumberger Technology Corporation ("STC"), whereby, subject to the satisfaction of certain conditions, all of the shares of Riverhill Capital will be purchased by and sold to STC. As stated above, Riverhill Energy and CMC are wholly owned subsidiaries of Riverhill Capital. The Trustee has been further advised that, as part of this contemplated transaction, ownership of Riverhill Energy's interests in the Texas Royalty properties referenced above will remain in Riverhill Energy which will be owned by the current shareholders of Riverhill Capital.

     In the event the sale to and purchase by STC is consummated, it is anticipated that CMC will continue to perform its field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties and all accounting operations pertaining to the Texas Royalty properties which will remain under the direction of Riverhill Energy. The Trustee has been advised by Riverhill Energy that it will assure that the various administrative functions and reporting requirements are met.

OIL AND GAS PRODUCTION

     The Trust recognizes production during the month in which the related distribution is received. Production of oil and gas attributable to the Royalties and the properties from which the Royalties were carved and the related average sales prices attributable to the properties from which the Royalties were carved for the three years ended December 31, 1997, excluding portions attributable to the adjustments discussed below, were as follows:

                                           WADDELL                           TEXAS
                                            RANCH                           ROYALTY
                                         PROPERTIES                       PROPERTIES                          TOTAL
                              ---------------------------------   ---------------------------   ---------------------------------
                                1997        1996        1995       1997      1996      1995       1997        1996        1995
                              ---------   ---------   ---------   -------   -------   -------   ---------   ---------   ---------
ROYALTIES:
  Production
    Oil (barrels)...........    426,127     418,991     262,221   391,665   352,833   330,922     817,792     771,824     593,143
    Gas (Mcf)...............  1,875,965   1,915,649   1,289,005   840,790   724,732   616,294   2,716,755   2,640,381   1,905,299
PROPERTIES FROM WHICH THE
  ROYALTIES WERE CARVED:
  Production
    Oil (barrels)...........  1,387,056   1,338,340   1,229,822   438,963   450,397   440,649   1,826,019   1,788,737   1,670,471
    Gas (Mcf)...............  6,409,242   6,376,201   6,744,271   945,920   932,205   827,343   7,355,162   7,308,406   7,571,614
  Average Price
    Oil/barrel..............     $19.54      $19.97      $16.84    $19.20    $18.32    $15.71      $19.46      $19.55      $16.55
    Gas/Mcf.................     $ 2.67      $ 2.20      $ 1.59    $ 2.45    $ 2.04    $ 1.55      $ 2.64      $ 2.18      $ 1.58

PRICING INFORMATION

     Reference is made to "Regulation" for information as to federal regulation of prices of natural gas. The following paragraphs provide information regarding sales of oil and gas from the Waddell Ranch properties. As a royalty owner, Southland Royalty is not furnished detailed information regarding sales of oil and gas from the Texas Royalty properties.

     Oil. The Trustee has been advised by BROG that for the period August 1, 1993 through June 30, 1998, the oil from the Waddell Ranch properties is being sold under a competitive bid to independent third parties.

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

     The independent petroleum engineers' reports as to the proved oil and gas reserves attributable to the Royalties conveyed to the Trust were obtained from Cawley, Gillespie & Associates, Inc. The following table presents a reconciliation of proved reserve quantities from December 31, 1994 through December 31, 1997 (in thousands):

                                                               WADDELL RANCH    TEXAS ROYALTY
                                                                PROPERTIES        PROPERTIES          TOTAL
                                                              ---------------   --------------   ---------------
                                                               OIL      GAS      OIL      GAS     OIL      GAS
                                                              (Bbls)   (Mcf)    (Bbls)   (Mcf)   (Bbls)   (Mcf)
                                                              ------   ------   ------   -----   ------   ------
December 31, 1994...........................................   6,037   25,080   4,703    4,825   10,740   29,905
Extensions, discoveries and other additions.................      49       28     -0-      -0-       49       28
Revisions of previous estimates.............................     128    1,024     205      664      333    1,688
Production..................................................    (262)  (1,289)   (331)    (616)    (593)  (1,905)
                                                              ------   ------   -----    -----   ------   ------
December 31, 1995...........................................   5,952   24,843   4,577    4,873   10,529   29,716
Extensions, discoveries and other additions.................      24       24     -0-      -0-       24       24
Revisions of previous estimates.............................   1,746   11,560     448      642    2,194   12,202
Production..................................................    (419)  (1,916)   (353)   (725)     (772)  (2,641)
                                                              ------   ------   -----    -----   ------   ------
December 31, 1996...........................................   7,303   34,511   4,672    4,790   11,975   39,301
Extensions, discoveries and other additions.................      48       52     -0-      -0-       48       52
Revisions of previous estimates.............................  (1,902)  (8,512)    161      680   (1,741)  (7,832)
Production..................................................    (426)  (1,876)   (392)    (841)    (818)  (2,717)
December 31, 1997...........................................   5,023   24,175   4,441    4,629    9,464   28,804
                                                              ======   ======   =====    =====   ======   ======

     Estimated quantities of proved developed reserves of crude oil and natural gas as of December 31, 1997, 1996 and 1995 were as follows (in thousands):

                                                              CRUDE OIL    NATURAL GAS
                                                               (Bbls)         (Mcf)
                                                              ---------    -----------
1997........................................................    8,116        23,054
1996........................................................   10,154        32,008
1995........................................................    9,061        23,467

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

     The 1997, 1996 and 1995 change in the standardized measure of discounted future net cash flows related to future royalty income from proved reserves discounted at 10% is as follows (in thousands):

                                     WADDELL RANCH PROPERTIES       TEXAS ROYALTY PROPERTIES                 TOTAL
                                   -----------------------------   ---------------------------   ------------------------------
                                     1997       1996      1995      1997      1996      1995       1997       1996       1995
                                   --------   --------   -------   -------   -------   -------   --------   --------   --------
January 1........................  $150,170   $ 74,070   $64,730   $52,457   $36,324   $33,660   $202,627   $110,394   $ 98,390
Extensions, discoveries and other
  additions......................       619        447       457       -0-       -0-       -0-        619        447        457
Accretion of discount............    15,017      7,407     6,473     5,246     3,632     3,366     20,263     11,039      9,839
Revisions of prior year
  estimates, changes in price and
  other..........................   (89,235)    80,524     8,548    (7,540)   20,153     5,175    (96,775)   100,677     13,723
Royalty income...................   (13,392)   (12,278)   (6,138)   (9,207)   (7,652)   (5,877)   (22,599)   (19,930)   (12,015)
                                   --------   --------   -------   -------   -------   -------   --------   --------   --------
December 31......................  $ 63,179   $150,170   $74,070   $40,956   $52,457   $36,324   $104,135   $202,627   $110,394
                                   ========   ========   =======   =======   =======   =======   ========   ========   ========

     Oil and gas prices of $15.79 and $16.75 per barrel and $2.28 and $3.14 per Mcf were used to determine the estimated future net revenues from the Waddell Ranch properties and the Texas Royalty properties at December 31, 1997. The downward revision of the estimated oil reserves and the related decrease in the discounted future net cash flow for the Waddell Ranch properties was primarily due to the decrease in oil prices from 1996 to 1997. The downward revision in the estimated gas reserves for the Waddell Ranch properties was primarily due to the decrease in gas prices from 1996 to 1997.

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

     The following presents estimated future net revenue and the present value of estimated future net revenue, for each of the years ended December 31, 1997, 1996 and 1995 (in thousands except amounts per Unit):

                                                     1997                     1996                     1995
                                             ---------------------    ---------------------    ---------------------
                                             ESTIMATED                ESTIMATED                ESTIMATED
                                              FUTURE      PRESENT      FUTURE      PRESENT      FUTURE      PRESENT
                                                NET        VALUE         NET        VALUE         NET        VALUE
                                              REVENUE      AT 10%      REVENUE      AT 10%      REVENUE      AT 10%
                                             ---------    --------    ---------    --------    ---------    --------
Total Proved
  Waddell Ranch properties.................  $126,924     $ 63,179    $294,653     $150,170    $147,068     $ 74,070
  Texas Royalty properties.................    85,254       40,956     111,181       52,457      78,586       36,324
                                             --------     --------    --------     --------    --------     --------
        Total..............................  $212,178     $104,135    $405,834     $202,627    $225,654     $110,394
                                             ========     ========    ========     ========    ========     ========
Total Proved Per Unit......................  $   4.55     $   2.23    $   8.71     $   4.35    $   4.84     $   2.37
                                             ========     ========    ========     ========    ========     ========
Proved Developed
  Waddell Ranch properties.................  $ 94,493     $ 55,150    $226,174     $124,395    $110,611     $ 60,600
  Texas Royalty properties.................    85,254       40,956     111,181       52,457      78,586       36,324
                                             --------     --------    --------     --------    --------     --------
        Total..............................  $179,747     $ 96,106    $337,355     $176,852    $189,197     $ 96,924
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

     A judgment has been signed by the Court approving the settlement. However, a Notice of Appeal was filed by San Juan 1990-A, L.P., K&W Gas Partners, L.P., MAP 1992-A Partners, L.P. and The Board of Trustees of Leland Stanford Junior University, Non-Profit Corporation (Stanford University) ("Objectors") on February 7, 1997.

     Class Counsel has notified the Trustee that on July 24, 1997 the Court of Appeals issued its judgment dismissing such appeal on procedural grounds and that in early September 1997 the Court of Appeals denied a motion for rehearing filed in such proceeding. The Trustee has been further advised that a petition for review has been filed with the Texas Supreme Court by the Objectors and is currently pending. One of the conditions set forth in the settlement agreement for the distribution of settlement proceeds related to the Class Action is that there will be no distribution of the settlement proceeds unless and until such judgment is no longer subject to further appeal and, if there is an appeal, not unless and until such judgment is affirmed or such appeal is dismissed and the time for any further proceedings in the appellate court of last resort has expired. As a result of such appeal, no distribution of settlement proceeds has been made to the Trust and the Trustee does not know if or when the Trust will receive proceeds of such settlement.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of Unit holders, through the solicitation of proxies or otherwise, during the fourth quarter ended December 31, 1997.

                                    PART II

ITEM 5. MARKET FOR UNITS OF THE TRUST AND RELATED SECURITY HOLDER MATTERS

     The information under "Units of Beneficial Interest" at page 1 of the Trust's Annual Report to security holders for the year ended December 31, 1997, is herein incorporated by reference.

ITEM 6. SELECTED FINANCIAL DATA

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                   1997           1996           1995           1994           1993
                                                -----------    -----------    -----------    -----------    -----------
Royalty income................................  $22,598,873    $19,930,354    $12,014,623    $16,646,903    $19,407,568
Distributable income..........................   22,190,115     19,488,574     11,632,463     16,174,570     18,759,882
Distributable income per Unit.................     0.476092       0.418131       0.249574       0.347027       0.402496
Distributions per Unit........................     0.476092       0.418131       0.249574       0.347027       0.402496
Total assets, December 31.....................    5,220,786      5,913,931      5,252,922      6,002,283      6,284,735

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The "Trustee's Discussion and Analysis for the Three Year Period Ended December 31, 1997" and "Results of the 4th Quarters of 1997 and 1996" at pages 6 through 10 of the Trust's Annual Report to security holders for the year ended December 31, 1997 is herein incorporated by reference.

  Year 2000 Issue

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations. If a company or organization does not successfully address its Year 2000 issues, it may face material adverse consequences.

     The Trust is reliant on the performance of BROG and third party vendors for the receipt of Royalty income, payment of expenses and disbursement of distributable income. The Trustee can provide no assurance as to whether BROG and third party vendors will successfully address the Year 2000 issue. Failing to successfully address the Year 2000 issue by BROG and third party vendors could have a material adverse impact on the Trust and its Unit holders.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Financial Statements of the Trust and the notes thereto at page 11 et seq. of the Trust's Annual Report to security holders for the year ended December 31, 1997, are herein incorporated by reference.

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants and no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the twenty-four months ended December 31, 1997.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The Trust has no directors or executive officers. The Trustee is a corporate trustee which may be removed, with or without cause, at a meeting of the Unit holders, by the affirmative vote of the holders of a majority of all the Units then outstanding.

ITEM 11. EXECUTIVE COMPENSATION

     During the years ended December 31, 1997, 1996 and 1995, the Trustee received total remuneration as follows:

                 NAME OF INDIVIDUAL                    CAPACITIES
                    OR NUMBER OF                        IN WHICH         CASH
                  PERSONS IN GROUP                       SERVED      COMPENSATION    YEAR
                 ------------------                    ----------    ------------    ----
NationsBank of Texas, N.A............................   Trustee       $60,575(1)     1995
                                                                      $65,338(1)     1996
                                                                      $44,735(1)     1997

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

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners. The following table sets forth as of December 31, 1997, information with respect to each person known to own beneficially more than 5% of the outstanding Units of the Trust:

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

     (b) Security Ownership of Management. The Trustee owns beneficially no securities of the Trust. In various fiduciary capacities, NationsBank of Texas, N.A. owned as of March 2, 1998, an aggregate of 316,893 Units with no right to vote 106,000 of these Units, shared right to vote 27,946 of these Units and sole right to vote 182,947 of these Units. Such Bank disclaims any beneficial interests in these Units. The number of Units reflected in this paragraph includes Units held by all branches of NationsBank of Texas, N.A.

     (c) Change In Control. The Trustee knows of no arrangements which may subsequently result in a change in control of the Trust.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Trust has no directors or executive officers. See Item 11 for the remuneration received by the Trustee during the years ended December 31, 1997, 1996 and 1995 and Item 12(b) for information concerning Units owned by NationsBank of Texas, N.A. in various fiduciary capacities.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     The following documents are filed as a part of this Report:

FINANCIAL STATEMENTS

     Included in Part II of this Report by reference to the Annual Report of the Trust for the year ended December 31, 1997:

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

EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (4)(a)          -- Permian Basin Royalty Trust Indenture dated November 3,
                            1980, between Southland Royalty Company and The First
                            National Bank of Fort Worth (now NationsBank of Texas,
                            N.A.), as Trustee, heretofore filed as Exhibit (4)(a) to
                            the Trust's Annual Report on Form 10-K to the Securities
                            and Exchange Commission for the fiscal year ended
                            December 31, 1980, is incorporated herein by reference.*
            (b)          -- Net Overriding Royalty Conveyance (Permian Basin Royalty
                            Trust) from Southland Royalty Company to The First
                            National Bank of Fort Worth (now NationsBank of Texas,
                            N.A.), as Trustee, dated November 3, 1980 (without
                            Schedules), heretofore filed as Exhibit (4)(b) to the
                            Trust's Annual Report on Form 10-K to the Securities and
                            Exchange Commission for the fiscal year ended
                            December 31, 1980, is incorporated herein by reference.*
            (c)          -- Net Overriding Royalty Conveyance (Permian Basin Royalty
                            Trust -- Waddell Ranch) from Southland Royalty Company to
                            The First National Bank of Fort Worth (now NationsBank of
                            Texas, N.A.), as Trustee, dated November 3, 1980 (without
                            Schedules), heretofore filed as Exhibit (4)(c) to the
                            Trust's Annual Report on Form 10-K to the Securities and
                            Exchange Commission for the fiscal year ended December
                            31, 1980, is incorporated herein by reference.*
        (13)             -- Registrant's Annual Report to security holders for fiscal year ended December 31, 1997.**
        (23)             -- Consent of Cawley, Gillespie & Associates, Inc.,
                            reservoir engineer.**
        (27)             -- Financial Data Schedule.**

---------------

 * A copy of this Exhibit is available to any Unit holder, at the actual cost of reproduction, upon written request to the Trustee, NationsBank of Texas, N.A., P.O. Box 1317, Fort Worth, Texas 76101.

** Filed herewith.

REPORTS ON FORM 8-K

     During the last quarter of the Trust's fiscal year ended December 31, 1997, there were no reports on Form 8-K filed by the Trust.

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

                                            NATIONSBANK OF TEXAS, N.A.
                                              TRUSTEE OF THE PERMIAN BASIN
                                              ROYALTY TRUST

                                            By      /s/ ERIC F. HYDEN
                                             -----------------------------------
                                                       (Eric F. Hyden)
                                                       Vice President

Date: March 30, 1998

              (The Trust has no directors or executive officers.)