Form 10-K405, Exhibit 13
period 1998-12-31
PERMIAN BASIN ROYALTY TRUST
filed 1999-03-30
CIK 319654

         PERMIAN BASIN
         ROYALTY TRUST
         ANNUAL REPORT
         FORM 10-K

















                                                   1998

[MAP OF TEXAS WITH CERTAIN COUNTIES IDENTIFIED]

TEXAS ROYALTY PROPERTIES ARE LOCATED IN 33 TEXAS COUNTIES.

WADDELL RANCH PROPERTIES ARE LOCATED IN CRANE COUNTY.

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

         The Permian Basin Royalty Trust (the "Trust") has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. ("Meridian"), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company ("BROG"). Any reference to BROG hereafter may be construed to be a reference to Meridian and Southland also. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 ("Texas Royalty Conveyance"), were sold to Riverhill Energy Corporation ("Riverhill Energy") of Midland, Texas.

UNITS OF BENEFICIAL INTEREST

Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:



--------------------------------------------------------------------------------
                                               Distributions
1998                High           Low              Paid
--------------------------------------------------------------------------------
First Quarter......$5.188        $4.125          $.110267
Second Quarter..... 4.875         4.188           .031283
Third Quarter...... 4.500         3.563           .050578
Fourth Quarter..... 5.250         3.500           .031315
                                                 --------
  Total for 1998...                              $.223443
                                                 ========

1997
----
First Quarter......$4.750        $4.000          $.183907
Second Quarter..... 4.500         4.000           .086304
Third Quarter...... 5.500         4.188           .093186
Fourth Quarter..... 5.688         4.125           .112695
                                                 --------
  Total for 1997...                              $.476092
                                                 ========
--------------------------------------------------------------------------------


Approximately 2,317 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 1998. Distribution of ownership of Units is presented in the following table:


--------------------------------------------------------------------------------
                                      Number of
TYPE OF UNIT HOLDERS                Unit Holders        Units Held
--------------------------------------------------------------------------------
Nominee.............................        1               65,353
Individuals.........................    1,890            2,645,221
Institutions........................       55           43,304,877
Fiduciaries.........................      371              593,345
                                        -----           ----------
        Total.......................    2,317           46,608,796
                                        =====           ==========
--------------------------------------------------------------------------------

TO UNIT HOLDERS

We are pleased to present the nineteenth Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1998, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG, formerly Meridian and Southland.

         As more particularly explained in the Notes to the Financial Statements appearing in this report and in Item 1 of the accompanying Form 10-K, NationsBank, N.A., as Trustee, has the primary function under the Trust Indenture of collecting the monthly net proceeds attributable to the Royalties and making monthly distributions to the Unit holders, after deducting Trust administrative expenses and any amounts necessary for cash reserves.

         Royalty income received by the Trustee for the year ended December 31, 1998, was $10,777,901 and interest income earned for the same period was $27,825. General and administrative expenses amounted to $391,344. A total of $10,414,382 or $.223443 per Unit was distributed to Unit holders during 1998. A discussion of factors affecting the distributions for 1998 may be found in the Trustee's Discussion and Analysis section of this report and the accompanying Form 10-K.

         As of December 31, 1998, the Trust's proved reserves were estimated at 6,500,573 Bbls of oil and 21,352,329 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 1998, amount to $93,612,000 or $2.01 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 1998, was $47,074,000 or $1.01 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

         As has been previously reported, Southland has advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by Coastal Management Corporation ("CMC"), a wholly-owned subsidiary of Riverhill Capital Corporation ("Riverhill Capital"), but remain under the direction of BROG.

         As was previously reported, in February 1997, BROG sold its interest in the Texas Royalty properties that are subject to the Texas Royalty Conveyance to Riverhill Energy, which at the time was a wholly-owned subsidiary of Riverhill Capital and an affiliate of CMC. Subsequently, the Trustee was advised that Schlumberger Technology Corporation ("STC") acquired all of the shares of Riverhill Capital. The Trustee has been advised that, as part of this transaction, ownership of Riverhill Energy's interests in the Texas Royalty properties referenced above remain in Riverhill Energy, which is now owned by the former shareholders of Riverhill Capital. CMC will continue to perform all accounting operations pertaining to the Texas Royalty properties under the direction of Riverhill Energy.

         The Omnibus Budget Reconciliation Act of 1990 allows percentage depletion on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. However, the Trustee and its accountants have estimated the percentage depletion for January through December 1998, and it appears that cost depletion will exceed percentage depletion for all Unit holders. Therefore, the Trust will not provide percentage depletion factors for 1998.

         Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

         Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1999, and for the year ending December 31, 1999. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

NationsBank, N.A.


By: /s/ ERIC F. HYDEN

Eric F. Hyden
Vice President

DESCRIPTION OF THE PROPERTIES

The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 1998, is approximately 14.5 years.

         The net overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net overriding royalty interest was carved, vary from 37.5% to 50.0% in 78,175 gross (34,205 net) acres, containing 834 gross (344 net) productive oil wells, 160 gross (67 net) productive gas wells and 347 gross (137 net) injection wells. The Texas Royalty properties, out of which the other net overriding royalty was carved, are located in 33 counties across Texas. The Texas Royalty properties consist of approximately 125 separate royalty interests containing approximately 303,000 gross (51,000 net) producing acres. Approximately 44% of the future net revenues discounted at 10% attributable to Texas Royalty properties are located in the Wasson and Yates fields.

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

         All of the major oil fields on the Waddell Ranch are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for drilling, remedial and maintenance activities during 1998 totaled approximately $15.9 million. A substantial portion of the capital expenditures was related to the drilling of productive oil wells as part of an infill drilling program and completion of the seismic program initiated in 1997. The success of this drilling program is reflected in an increase in both production and the producing reserves. Successful infill drilling and various production well workovers in the Sand Hills (Tubb), Waddell and Sand Hills (McKnight) fields are mainly responsible for the increased monthly production and producing reserves. The Trustee has been advised by BROG that 1998 oil production levels from all fields was increased to approximately 6.0% above the 1997 oil production level.

         BROG has informed the Trustee that the 1999 capital expenditures budget should total approximately $6,066,000, of which $1,352,000 is attributable to the drilling program, $4,056,000 to workovers and recompletions and $658,000 to facility upgrades and replacements.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 1998, was computed as shown in the table on the next page.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                        -----------------------------------------------------------------------------------------
                                                     1998                           1997                            1996
                                        ----------------------------     --------------------------      ------------------------
Gross Proceeds of Sales                    Waddell          Texas         Waddell          Texas          Waddell        Texas
From Properties From                        Ranch          Royalty         Ranch          Royalty          Ranch        Royalty
Which the Net Overriding                 Properties       Properties     Properties      Properties      Properties    Properties
Royalties Were Carved:                  -----------       ----------     ----------      ----------      ----------    ----------
        Oil Proceeds .................  $ 18,821,076     $  5,404,598   $ 27,099,891    $  8,427,062    $ 26,720,538  $  8,249,254
        Gas Proceeds .................    13,769,872        1,880,571     17,105,677       2,318,393      14,056,885     1,898,423
        Other Payments (a) ...........          --            540,543           --              --              --            --
                                        ------------     ------------   ------------    ------------    ------------  ------------
                Total ................    32,590,948        7,825,712     44,205,568      10,745,455      40,777,423    10,147,677
                                        ------------     ------------   ------------    ------------    ------------  ------------
Less:
        Severance Tax
                Oil ..................       725,100          196,770      1,037,862         320,447       1,103,059       315,491
                Gas ..................    (1,299,730)         104,759      1,232,298         135,717       1,041,208       114,812
                Other ................          --               --             --              --            63,954        24,970
        Lease Operating Expense
        and Property Tax
                Oil and Gas ..........    14,096,881          790,246     12,239,689         597,508      12,209,663     1,637,143
                Other Payments .......                                        50,297
        Capital Expenditures .........    15,874,193             --       11,789,849            --         9,989,064          --
                                        ------------     ------------   ------------    ------------    ------------  ------------
                Total ................    29,396,444        1,091,775     26,349,995       1,053,672      24,406,948     2,092,416
                                        ------------     ------------   ------------    ------------    ------------  ------------
Net Profits ..........................     3,194,504        6,733,937     17,855,573       9,691,783      16,370,475     8,055,261
        Net Overriding
                Royalty Interest .....           75%              95%            75%             95%             75%           95%
                                        ------------     ------------   ------------    ------------    ------------  ------------
Royalty Income .......................     2,395,878        6,397,240     13,391,679       9,207,194      12,277,856     7,652,498
Negative Revenues (b) ................     1,218,732             --             --              --              --            --
Litigation Settlement (c) ............       766,051             --             --              --              --            --
                                        ------------     ------------   ------------    ------------    ------------  ------------
Total Royalty Income for Distribution   $  4,380,661     $  6,397,240   $ 13,391,679    $  9,207,194    $ 12,277,856  $  7,652,498
                                        ============     ============   ============    ============    ============  ============
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                             Year Ended December 31,
                                           ----------------------------------------------------------
                                                      1995                             1994
                                           --------------------------      --------------------------
Gross Proceeds of Sales                     Waddell          Texas          Waddell           Texas
From Properties From                         Ranch          Royalty          Ranch           Royalty
Which the Net Overriding                   Properties      Properties      Properties      Properties
Royalties Were Carved:                     ----------      ----------      ----------      ----------
        Oil Proceeds .................    $ 20,714,309    $  6,924,595    $ 17,573,518    $  6,197,125
        Gas Proceeds .................      10,707,104       1,284,464      12,073,447       1,426,979
        Other Payments (a) ...........            --              --         1,133,334       3,687,064
                                          ------------    ------------    ------------    ------------
                Total ................      31,421,413       8,209,059      30,780,299      11,311,168
                                          ------------    ------------    ------------    ------------
Less:
        Severance Tax
                Oil ..................         874,011         277,759         786,101         282,966
                Gas ..................         761,787          88,206         906,543         104,697
                Other ................            --              --              --           153,909
        Lease Operating Expense
        and Property Tax
                Oil and Gas ..........      11,096,563       1,657,225      10,633,720         487,728
                Other Payments .......                                                         105,881
        Capital Expenditures .........      10,504,989            --         9,147,647            --
                                          ------------    ------------    ------------    ------------
                Total ................      23,237,350       2,023,190      21,474,011       1,135,181
                                          ------------    ------------    ------------    ------------
Net Profits ..........................       8,184,063       6,185,869       9,306,288      10,175,987
        Net Overriding ...............
                Royalty Interest .....             75%             95%             75%             95%
                                          ------------    ------------    ------------    ------------
Royalty Income .......................       6,138,047       5,876,576       6,979,716       9,667,188
Negative Revenues (b) ................            --              --              --              --
Litigation Settlement (c) ............            --              --              --              --
                                          ------------    ------------    ------------    ------------
Total Royalty Income for Distribution     $  6,138,047    $  5,876,576    $  6,979,716    $  9,667,188
                                          ============    ============    ============    ============
-------------------------------------------------------------------------------------------------------

(a) The Trust received funds in 1998 from BROG which represented the Trust's portion of amounts that had been previously held in suspense by BROG relating to the Texas Royalty properties. The Trustee was advised that these amounts relate to revenues received by BROG prior to the conveyance of its interest in the Texas Royalty properties to Riverhill Energy in February 1997.

(b) In calculating Trust royalty income for the months of June through December 1998, costs exceeded revenues for the Waddell Ranch properties underlying the Waddell Ranch Net Overriding Royalty Conveyance dated effective November 1, 1980 ("Waddell Ranch Conveyance"), by $1,218,732. Pursuant to the Waddell Ranch Conveyance, excess costs plus accrued interest must be recovered from future net proceeds relating to the underlying Waddell Ranch properties before the properties can again contribute to Trust royalty income.

(c) The Trust received its portion of settlement proceeds totaling $766,051 from a class-action lawsuit. For further information on the class action, see Item 3 of the accompanying Form 10-K.

DISCUSSION AND ANALYSIS

TRUSTEE'S DISCUSSION AND ANALYSIS FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1998

Royalty income received by the Trust for the three-year period ended December 31, 1998, is reported in the following table:


--------------------------------------------------------------------------------
                                      Year Ended December 31,
                         -------------------------------------------------
ROYALTIES                    1998               1997               1996
---------                    ----               ----               ----
Total Revenue .......... $10,777,901        $22,598,873        $19,930,354
                                100%               100%               100%
Oil Revenue ............   5,788,953         15,582,132         14,489,263
                                 54%                69%                73%
Gas Revenue ............   3,709,381          7,016,741          5,441,091
                                 34%                31%                27%
Other Payments .........     513,516               --                 --
                                  5%               --                 --
Litigation Payment .....     766,051               --                 --
                                  7%               --                 --
Total Revenue/Unit .....    $.231242           $.484863           $.427609
--------------------------------------------------------------------------------

Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 1998, 1997 and 1996 for the Royalties and the properties from which the Royalties were carved, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:


--------------------------------------------------------------------------------
                                        Year Ended December 31,
                               ------------------------------------------
ROYALTIES                         1998            1997            1996
---------                         ----            ----            ----
Oil Sales (Bbls) .............    457,010         817,792         771,824
Gas Sales (Mcf) ..............  1,432,949       2,716,755       2,640,381


PROPERTIES FROM WHICH THE ROYALTIES WERE CARVED
-----------------------------------------------

Oil

Total Oil Sales (Bbls) .......  1,909,702       1,826,019       1,788,737
Average Per Day (Bbls) .......      5,232           5,003           4,887
Average Price/Bbl ............     $12.69          $19.46          $19.55

Gas

Total Gas Sales (Mcf) ........  7,373,436       7,355,162       7,308,406
Average Per Day (Mcf) ........     20,201          20,151          19,968
Average Price/Mcf ............      $2.12           $2.64           $2.18
--------------------------------------------------------------------------------


The average price of oil decreased from 1997 to 1998 as the posted price fluctuated. In 1998, oil prices reached decade-low levels. In 1997, the average price of oil remained relatively unchanged. The average price of gas decreased from 1997 to 1998.

         Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), the production amounts do not provide a meaningful comparison. As discussed below, during 1998, there were certain months in which costs exceeded revenues on the Waddell Ranch properties. As a result, no royalty income was received for those months. Production attributable to the Trust is calculated based on net royalty income. As there was no royalty income, no production was reported for the Waddell Ranch properties at the Trust level for those months. Production at the Trust level for the Waddell Ranch properties was not recorded again until February 1999 when the cumulative excess amounts had been recovered. Oil production increased approximately 6.8% from 1996 to 1998 primarily due to increased production efforts. Total gas sales increased approximately 0.9% from 1996 to 1998 primarily due to increased production efforts.

         In the calculation of royalty income for the months of June through December 1998, costs exceeded revenues for the Waddell Ranch properties by $1,218,732. Pursuant to the Waddell

Ranch Conveyance, excess costs plus accrued interest must be recovered from future net proceeds relating to the underlying Waddell Ranch properties before they could again contribute to Trust royalty income. Increased capital expenditures and declining oil and gas prices contributed to this situation. Subsequently, in February 1999, BROG and CMC notified the Trustee that revenues exceeded the cumulative excess costs by $22,505.96 and that the underlying Waddell Ranch properties were again contributing to Trust royalty income and production.

         Total capital expenditures in 1998 used in the net overriding royalty calculation were approximately $15.9 million compared to $11.8 million in 1997 and $10.0 million in 1996. During 1998, there were 52 gross (22.75 net) wells drilled on the Waddell Ranch properties. At December 31, 1998, there were 3 gross (1.375 net) wells in progress on the Waddell Ranch properties.

         Lease operating expense and property tax were relatively unchanged from 1996 to 1997 on the Waddell Ranch properties. In 1998, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $14.1 million, which is an increase of approximately $1.9 million from 1997. This increase is due to the increased number of operating wells.

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

         In March 1998, BROG and CMC notified the Trustee that distributable income for March 1998 included approximately $1.1 million which represents the Trust's portion of an approximate $1.5 million severance tax refund received by BROG from the State of Texas. With regard to the source of such payment, BROG advised the Trustee that BROG, along with other working interest owners in the Waddell Ranch, engaged an independent severance tax consultant to analyze severance taxes incurred on gas production for the period June 1991 to March 1997. As a result of their analysis, a refund was requested and subsequently received in March 1998 for approximately $1.3 million. Further, the State of Texas refunded approximately $200,000 to BROG for severance taxes related to gas production for the period April 1997 to November 1997, based on the results of an analysis for the period June 1991 to March 1997. This resulted in a total refund of approximately $1.5 million to BROG, out of which the Trust received $1.1 million, referenced above. In addition, the Trustee has been advised by BROG that severance tax credits were received by BROG in May 1998 for approximately $180,000 relating to production from March 1997 and February 1998. BROG also informed the Trustee that it received severance tax credits in November 1998 of approximately $393,000 related to production from December 1995, May 1997, April 1998 and August 1998.

         In September 1998, the Trust received $1,041,340 from BROG which represented the Trust's portion of amounts that had been previously held in suspense by BROG relating to the Texas Royalty properties. The Trustee was advised that these amounts relate to revenues received by BROG prior to the conveyance of its interest in the Texas Royalty properties to Riverhill Energy in February 1997. In October 1998, Riverhill Energy advised the Trustee that an overpayment of $521,183 with regard to the suspended funds had been made to the Trust. Pursuant to the Texas Royalty Conveyance, Riverhill Energy offset the overpayment against royalty income attributable to the Texas Royalty properties for the months of October and November 1998. The net amount received is recorded as other royalty income on page 4 of this Annual Report. These suspense payments are not reflected as Trust production or used in calculating average prices in 1998 or prior years.

         The Trustee has been advised by BROG that for the period August 1, 1993, through June 30, 1999, the oil from the Waddell Ranch is being sold under a competitive bid to a third party.

         During 1998, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $27,825. Interest income for 1997 and 1996 was $42,665 and $33,848, respectively. The decrease in interest income from 1997 to 1998 can be attributed primarily to a decrease in the funds available for investment.

         General and administrative expenses in 1998 were $391,344 compared to $451,423 in 1997 and $475,628 in 1996. The decrease in general and administrative expenses from 1996 to 1998 is primarily due to higher administrative, accounting and legal fees incurred in 1996 and 1997 and cost reduction efforts implemented by the Trustee.

         For Trust year 2000 compliance considerations, see Item 7 of the accompanying Form 10-K.

         Distributable income for 1998 was $10,414,382 or $.223443 per Unit.

         Distributable income for 1997 was $22,190,115 or $.476092 per Unit.

         Distributable income for 1996 was $19,488,574 or $.418131 per Unit.

RESULTS OF THE FOURTH QUARTERS OF 1998 AND 1997

Royalty income received by the Trust for the fourth quarter of 1998 amounted to $1,519,089 or $.032592 per Unit. For the fourth quarter of 1997, the Trust received royalty income of $5,315,656 or $.114048 per Unit. Interest income for the fourth quarter of 1998 amounted to $7,915 compared to $8,742 for the fourth quarter of 1997. The decrease in interest income can be attributed primarily to a decrease in funds available for investment. General and administrative expenses totaled $67,452 for the fourth quarter of 1998 compared to $71,816 for the fourth quarter of 1997. The decrease in general and administrative expenses is primarily due to cost reduction efforts implemented by the Trustee.

         As has been previously reported, the Trustee was notified in the third quarter of 1996 of the settlement of a class-action lawsuit pending in the 270th District Court of Harris County, Texas (the "Court") styled Caroline Altheide and Langdon Harrison vs. Meridian Oil Inc., Meridian Oil Holding Inc., Meridian Oil Trading Inc., Meridian Oil Production Inc., Southland Royalty Company, El Paso Production Company, Meridian Oil Hydrocarbons Inc., Meridian Oil Gathering Inc., Meridian Oil Services Inc., and Edward Parker ("Class Action"), in which the Trust was a class member. The judgment approving the settlement of the Class Action was the subject of an appeal. The Trustee was advised that such appeal was dismissed and in October 1998, the Trust's portion of such settlement proceeds, in the amount of $766,051, was received by the Trustee. The proceeds were subsequently distributed with the regular monthly Trust distribution on November 16, 1998, to the Trust's Unit holders of record on October 31, 1998. The settlement proceeds are not reflected as Trust production in 1998 or prior years. For further information on the Class Action, see Item 3 of the accompanying Form 10-K.

         Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the properties from which the Trust's net overriding royalty interests were carved. Oil and gas sales attributable to the Royalties and the properties from which the Royalties were carved for the quarter and the comparable period for 1997 are as follows:


--------------------------------------------------------------------------------
Fourth Quarter                     1998            1997
--------------                     ----            ----

ROYALTIES

Oil Sales (Bbls)..............    104,863         211,660
Gas Sales (Mcf)...............    219,336         739,489


Fourth Quarter                     1998            1997
--------------                     ----            ----
PROPERTIES FROM WHICH
THE ROYALTIES WERE CARVED

Total Oil Sales (Bbls)........    504,089         460,729
Average Per Day (Bbls)........      5,479           5,008
Average Price/Bbls............     $11.16          $17.77
Total Gas Sales (Mcf).........  1,948,424       1,897,192
Average Per Day (Mcf).........     21,179          20,622
Average Price/Mcf.............      $1.85           $2.51
--------------------------------------------------------------------------------

         The posted price of oil decreased for the fourth quarter of 1998 compared to the fourth quarter of 1997, resulting in an average price per barrel of $11.16 compared to $17.77 in the same period of 1997. The average price of gas decreased for the fourth quarter of 1998 compared to the same period in 1997, resulting in an average price per Mcf of $1.85 compared to $2.51 in the fourth quarter of 1997.

         Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), the production amounts do not provide a meaningful comparison. During the fourth quarter of 1998, costs exceeded revenues on the Waddell Ranch properties. As a result of this, no royalty income was received for those three months as well as in the previous four months. Production attributable to the Trust is calculated based on net royalty income. As there was no royalty income, no production was reported for the Waddell Ranch properties at the Trust level for those months. Production at the Trust level for the Waddell Ranch properties was not recorded again until February 1999 when the cumulative excess amounts had been recovered. The Trustee was advised that oil sales increased slightly in 1998 compared to the same period in 1997 primarily due to increased production efforts. Gas sales from the properties from which the Royalties were carved increased slightly in the fourth quarter of 1998 compared to the same period in 1997.

         The Trust has been advised that there were 11 gross (5.25 net) wells drilled and completed during the three months ended December 31, 1998, and there were 3 gross (1.375 net) wells in progress.

PERMIAN BASIN ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 1998 AND 1997

------------------------------------------------------------------------------------------------
ASSETS                                                                 1998              1997
------                                                              ----------        ----------
Cash and Short-term Investments  ...........................        $  525,193        $1,724,192
Net Overriding Royalty Interests in Producing Oil and
        Gas Properties - Net (Notes 2 and 3) ...............         3,336,583         3,496,594
                                                                    ----------        ----------
                                                                    $3,861,776        $5,220,786
                                                                    ==========        ==========
LIABILITIES AND TRUST CORPUS
----------------------------
Distribution Payable to Unit Holders .......................        $  525,193        $1,724,192
Trust Corpus - 46,608,796 Units of Beneficial Interest
        Authorized and Outstanding .........................         3,336,583         3,496,594
                                                                    ----------        ----------
                                                                    $3,861,776        $5,220,786
                                                                    ==========        ==========
------------------------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 1998

----------------------------------------------------------------------------------------------------------------
                                                                   1998               1997               1996
                                                               -----------        -----------        -----------
Royalty Income (Notes 2 and 3) ........................        $10,777,901        $22,598,873        $19,930,354
Interest Income .......................................             27,825             42,665             33,848
                                                               -----------        -----------        -----------
                                                                10,805,726         22,641,538         19,964,202
Expenditures - General and Administrative .............            391,344            451,423            475,628
                                                               -----------        -----------        -----------
Distributable Income ..................................        $10,414,382        $22,190,115        $19,488,574
                                                               ===========        ===========        ===========
Distributable Income per Unit (46,608,796 Units) ......        $   .223443        $   .476092        $   .418131
                                                               ===========        ===========        ===========
----------------------------------------------------------------------------------------------------------------



STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 1998


---------------------------------------------------------------------------------------------------------------------
                                                                   1998                 1997                 1996
                                                               ------------         ------------         ------------
Trust Corpus, Beginning of Period .....................        $  3,496,594         $  3,760,939         $  4,057,628
Amortization of Net Overriding Royalty Interests
        (Notes 2 and 3) ...............................            (160,011)            (264,345)            (296,689)
Distributable Income ..................................          10,414,382           22,190,115           19,488,574
Distributions Declared ................................         (10,414,382)         (22,190,115)         (19,488,574)
                                                               ============         ============         ============
Trust Corpus, End of Period ...........................        $  3,336,583         $  3,496,594         $  3,760,939
                                                               ============         ============         ============
---------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

The Permian Basin Royalty Trust ("Trust") was established as of November 1, 1980. NationsBank, N.A. ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust (1) a 75% net overriding royalty in Southland's fee mineral interest in the Waddell Ranch in Crane County, Texas ("Waddell Ranch properties") and (2) a 95% net overriding royalty carved out of Southland's major producing royalty properties in Texas ("Texas Royalty properties"). The net overriding royalties above are collectively referred to as "Royalties."

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

         The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1998 and 1997, aggregated $7,638,633 and $7,478,622, respectively.

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

7. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1998 (in thousands, except per Unit amounts):


                                                                    Distributable
                                                                      Income and
                              Royalty           Distributable        Distribution
                               Income              Income              Per Unit
                            ------------        ------------        ------------


1998
----

First Quarter ......             $ 5,253             $ 5,139            $.110267
Second Quarter .....               1,600               1,458             .031283
Third Quarter ......               2,406               2,357             .050578
Fourth Quarter .....               1,519               1,460             .031315
                                 -------             -------            --------
        Total ......             $10,778             $10,414            $.223443
                                 =======             =======            ========
1997
----

First Quarter ......             $ 8,704             $ 8,572            $.183907
Second Quarter .....               4,186               4,022             .086304
Third Quarter ......               4,393               4,343             .093186
Fourth Quarter .....               5,316               5,253             .112695
                                 -------             -------            --------
        Total ......             $22,599             $22,190            $.476092
                                 =======             =======            ========


8. LITIGATION STATEMENT

The Trustee was notified in the third quarter of 1996 of the settlement of a class-action lawsuit pending in the 270th District Court of Harris County, Texas (the "Court") styled Caroline Altheide and Langdon Harrison vs. Meridian Oil Inc., Meridian Oil Holding Inc., Meridian Oil Trading Inc., Meridian Oil Production Inc., Southland Royalty Company, El Paso Production Company, Meridian Oil Hydrocarbons Inc., Meridian Oil Gathering Inc., Meridian Oil Services Inc., and Edward Parker ("Class Action"), in which the Trust was a class member. The judgment approving the settlement of the Class Action was appealed. The Trustee was advised that such appeal was dismissed and in October 1998, the Trust's portion of such settlement proceeds, in the amount of $766,051, was received by the Trustee. The proceeds were subsequently distributed with the regular monthly Trust distribution on November 16, 1998, to the Trust's Unit holders of record on October 31, 1998. The settlement proceeds are not reflected as Trust production in 1998 or prior years. For further information on the Class Action, see Item 3 of the accompanying Form 10-K.

INDEPENDENT AUDITORS' REPORT

NATIONSBANK, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1998 and 1997, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1998 and 1997, and the distributable income and changes in trust corpus for each of the three years in the period ended
December 31, 1998, on the basis of accounting described in Note 3.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Fort Worth, Texas
March 8, 1999

PERMIAN BASIN ROYALTY TRUST

500 West Seventh Street, Suite 1300
Post Office Box 1317
Fort Worth, Texas 76101
NationsBank, N.A., Trustee

AUDITORS

Deloitte & Touche LLP
Fort Worth, Texas

LEGAL COUNSEL

Wallach & Moore, P.C.
Fort Worth, Texas

TAX COUNSEL

Butler & Binion, L.L.P.
Houston, Texas

TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
Ridgefield Park, New Jersey


Design: Witherspoon & Associates, Fort Worth, Texas

                                     [LOGO]

                          PERMIAN BASIN ROYALTY TRUST

                      500 WEST SEVENTH STREET, SUITE 1300

                              POST OFFICE BOX 1317

                          FORT WORTH, TEXAS 76101-1317

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                   FORM 10-K
(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998

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

              NATIONSBANK, N.A.
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
              (Registrant's Telephone Number, Including Area Code)

          Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
         UNITS OF BENEFICIAL INTEREST                     NEW YORK STOCK EXCHANGE

          Securities registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                               ---    ---

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     At March 5, 1999, there were 46,608,796 Units of Beneficial Interest of the Trust outstanding with an aggregate market value on that date of $186,435,184.

                      DOCUMENTS INCORPORATED BY REFERENCE

     "Units of Beneficial Interest" at page 1; "Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 1998" at pages 5 through 6; "Results of the 4th Quarters of 1998 and 1997" at page 7; and "Statements of Assets, Liabilities and Trust Corpus," "Statements of Distributable Income," "Statements of Changes in Trust Corpus," "Notes to Financial Statements" and "Independent Auditors' Report" at page 8 et seq., in registrant's Annual Report to security holders for fiscal year ended December 31, 1998 are incorporated herein by reference for Item 5 (Market for Units of the Trust and Related Security Holder Matters), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) and Item 8 (Financial Statements and Supplementary Data) of Part II of this Report.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FORWARD LOOKING INFORMATION

     Certain information included in this report contains, and other materials filed or to be filed by the Trust with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Trust) may contain or include, forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward looking statements may be or may concern, among other things, capital expenditures, drilling activity, development activities, production efforts and volumes, hydrocarbon prices and the results thereof, and regulatory matters. Although the Trustee believes that the expectations reflected in such forward-looking statements are reasonable, such expectations are subject to numerous risks and uncertainties and the Trustee can give no assurance that they will prove correct. There are many factors, none of which is within the Trustee's control, that may cause such expectations not to be realized, including, among other things, factors such as actual oil and gas prices and the recoverability of reserves, capital expenditures, general economic conditions, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets. Such forward looking statements generally are accompanied by words such as "estimate," "expect," "anticipate," "goal," "should," "assume," "believe," or other words that convey the uncertainty of future events or outcomes.

                                     PART I

ITEM 1. BUSINESS

     The Permian Basin Royalty Trust (the "Trust") is an express trust created under the laws of the state of Texas by the "Permian Basin Royalty Trust Indenture" (the "Trust Indenture") entered into on November 3, 1980, between Southland Royalty Company ("Southland Royalty") and The First National Bank of Fort Worth, as Trustee. NationsBank, N.A. (formerly known as NationsBank of Texas, N.A. and NCNB Texas National Bank), a banking association organized under the laws of the United States, as the successor of The First National Bank of Fort Worth, is now the Trustee of the Trust. The principal office of the Trust (sometimes referred to herein as the "Registrant") is located at 500 West Seventh Street, Fort Worth, Texas (telephone number 817/390-6905).

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

PRODUCING ACREAGE, WELLS AND DRILLING

     Waddell Ranch Properties. The Waddell Ranch properties consist of 78,175 gross (34,205 net) producing acres. A majority of the proved reserves are attributable to six fields: Dune, Sand Hills (Judkins), Sand Hills (McKnight), Sand Hills (Tubb), University-Waddell (Devonian) and Waddell. At December 31, 1998, the Waddell Ranch properties contained 853 gross (354 net) productive oil wells, 166 gross (70 net) productive gas wells and 368 gross (146 net) injection wells.

     BROG is operator of record of the Waddell Ranch properties. All field, technical and accounting operations have been contracted by an agreement between the working interest owners and Coastal Management Corporation ("CMC") but remain under the direction of BROG.

     The Waddell Ranch properties are mature producing properties, and all of the major oil fields are currently being waterflooded. Proved reserves and estimated future net revenues attributable to the properties are included in the reserve reports summarized below. BROG does not own the full working interest in any of the tracts constituting the Waddell Ranch properties and, therefore, implementation of any development programs will require approvals of other working interest holders as well as BROG. In addition, implementation of any development programs will be dependent upon oil and gas prices currently being received and anticipated to be received in the future. During 1998 there were 52 gross (22.75 net) wells drilled on the Waddell Ranch properties. At December 31, 1998 there were 3 gross (1.375 net) wells in progress on the Waddell Ranch properties. During 1997 there were 23 gross (9.25 net) wells drilled on the Waddell Ranch properties. At December 31, 1997 there were 19 gross (7.875 net) wells in progress on the Waddell Ranch properties. During 1996 there were 22 gross (8.375 net) oil wells drilled on the Waddell Ranch properties. At December 31, 1996 there were no wells in progress on the Waddell Ranch properties.

     BROG has advised the Trustee that the total amount of capital expenditures for 1998 with regard to the Waddell Ranch properties totalled $15,874,193. Capital expenditures include the cost of the 1998 drilling program and remedial and maintenance activities. This amount spent is approximately $1,764,808 less than the budgeted amount projected by BROG for 1998. BROG has advised the Trustee that the capital expenditures budget for 1999 totals approximately $6,066,000, of which approximately $1,352,000 is attributable to the 1999 drilling program, $4,056,000 to workovers and recompletions and $658,000 to facility upgrades and replacements. Accordingly, there is an estimated 62% decrease in capital expenditures for 1999 as compared with the 1998 capital expenditures.

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

     In February 1997, BROG sold its interests in the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance to the Trust dated effective November 1, 1980 ("Texas Royalty Conveyance") to Riverhill Energy Corporation ("Riverhill Energy"), which was then a wholly-owned subsidiary of Riverhill Capital Corporation ("Riverhill Capital") and an affiliate of CMC. At the time of such sale, Riverhill Capital was a privately owned Texas corporation with offices in Bryan and Midland, Texas. The Trustee was informed by BROG that, as required by the Texas Royalty Conveyance, Riverhill Energy succeeded to all of the requirements upon and the responsibilities of BROG under the Texas Royalty Conveyance with regard to the Texas Royalty properties. BROG and Riverhill Energy further advised the Trustee that all accounting operations pertaining to the Texas Royalty properties were being performed by CMC under the direction of Riverhill Energy. BROG indicated to the Trustee that BROG will work together with CMC and Riverhill Energy in an effort to assure that various administrative functions and reporting requirements assumed by Riverhill Energy are met. The Trustee has been advised that independent auditors representing Riverhill Energy and CMC are Arthur Andersen LLP.

     The Trustee has been advised that in the first quarter of 1998 Schlumberger Technology Corporation ("Schlumberger"), acquired all of the shares of stock of Riverhill Capital. Prior to such acquisition by Schlumberger, CMC and Riverhill Energy were wholly-owned subsidiaries of Riverhill Capital. The Trustee has further been advised that in connection with Schlumberger's acquisition of Riverhill Capital, the shareholders of Riverhill Capital acquired ownership of all of the shares of stock of Riverhill Energy. Thus, the ownership in the Texas Royalty properties referenced above remained in Riverhill Energy, the stock ownership of which was acquired by the former shareholders of Riverhill Capital. Accounting operations pertaining to the Texas Royalty properties are being performed by CMC under the direction of Riverhill Energy. CMC also currently conducts all field, technical and accounting operations on behalf of BROG with regard to the Waddell Ranch properties.

OIL AND GAS PRODUCTION

     The Trust recognizes production during the month in which the related distribution is received. Production of oil and gas attributable to the Royalties and the properties from which the Royalties were carved and the related average sales prices attributable to the properties from which the Royalties were carved for the three years ended December 31, 1998, excluding portions attributable to the adjustments discussed below, were as follows:

                                           WADDELL                           TEXAS
                                            RANCH                           ROYALTY
                                         PROPERTIES                       PROPERTIES                          TOTAL
                              ---------------------------------   ---------------------------   ---------------------------------
                                1998        1997        1996       1998      1997      1996       1998        1997        1996
                              ---------   ---------   ---------   -------   -------   -------   ---------   ---------   ---------
ROYALTIES:
  Production
    Oil (barrels)...........     87,187     426,127     418,991   369,823   391,665   352,833     457,010     817,792     771,824
    Gas (Mcf)...............    666,864   1,875,965   1,915,649   766,085   840,790   724,732   1,432,949   2,716,755   2,640,381
PROPERTIES FROM WHICH THE
  ROYALTIES WERE CARVED:
  Production
    Oil (barrels)...........  1,475,258   1,387,056   1,338,340   434,444   438,963   450,397   1,909,702   1,826,019   1,788,737
    Gas (Mcf)...............  6,458,411   6,409,242   6,376,201   915,025   945,920   932,205   7,373,436   7,355,162   7,308,406
  Average Price
    Oil/barrel..............     $12.76      $19.54      $19.97    $12.44    $19.20    $18.32      $12.69      $19.46      $19.55
    Gas/Mcf.................     $ 2.13      $ 2.67      $ 2.20    $ 2.06    $ 2.45    $ 2.04      $ 2.12      $ 2.64      $ 2.18

     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), the production amounts do not provide a meaningful comparison.

     In calculating Trust royalty income for the months of June through December 1998, costs exceeded revenues in the Waddell Ranch properties by $1,218,732. Pursuant to the Waddell Ranch Net Overriding Royalty Conveyance dated effective November 1, 1980 ("Waddell Ranch Conveyance"), excess costs plus accrued interest must be recovered from future net proceeds relating to the underlying Waddell Ranch properties before the properties can again contribute to Trust royalty income. As a result of this, no royalty income was received for those months. Production attributable to the Trust is calculated based on net royalty income. As there was no royalty income, no production was reported for the Waddell Ranch properties at the Trust level for those months. Production at the Trust level for the Waddell Ranch properties was not recorded again until February 1999 when the cumulative excess amounts had been recovered.

     In September 1998, the Trust received $1,041,340 from BROG which represented the Trust's portion of amounts that had been previously held in suspense by BROG relating to the Texas Royalty properties. The Trustee was advised that these amounts relate to revenues received by BROG prior to the conveyance of its interest in the Texas Royalty properties to Riverhill Energy in February 1997. In October 1998, Riverhill Energy advised the Trustee that an overpayment of $521,183 with regard to the suspended funds had been made to the Trust. Pursuant to the Texas Royalty Conveyance, Riverhill Energy offset the overpayment against royalty income attributable to the Texas Royalty properties for the months of October and November 1998. The suspense amounts are not reflected in Trust production or used in calculating average prices in 1998 or prior years.

     As reported in Item 3 below, the Trustee was notified in the third quarter of 1996 of the settlement of a class action lawsuit pending in the 270th District Court of Harris County, Texas (the "Court") styled Caroline Altheide and Langdon Harrison vs. Meridian Oil Inc., Meridian Oil Holding Inc., Meridian Oil Trading Inc., Meridian Oil Production Inc., Southland Royalty Company, El Paso Production Company, Meridian Oil Hydrocarbons Inc., Meridian Oil Gathering Inc., Meridian Oil Services Inc. and Edward Parker ("Class Action"), in which the Trust was a class member. The judgment approving the settlement of the Class Action was the subject of an appeal. The Trustee was advised that such appeal was dismissed and in October 1998, the Trust's portion of such settlement proceeds, in the amount of $766,051 was received by the Trustee. The proceeds were subsequently distributed with the regular monthly Trust distribution on

November 16, 1998, to the Trust's Unit holders of record on October 31, 1998. The settlement proceeds are not reflected in Trust production in 1998 or prior years.

PRICING INFORMATION

     Reference is made to "Regulation" for information as to federal regulation of prices of natural gas. The following paragraphs provide information regarding sales of oil and gas from the Waddell Ranch properties. As a royalty owner, Southland Royalty is not furnished detailed information regarding sales of oil and gas from the Texas Royalty properties.

     Oil. The Trustee has been advised by BROG that for the period August 1, 1993 through June 30, 1999, the oil from the Waddell Ranch properties is being sold under a competitive bid to independent third parties.

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

          "Estimated future net revenues" are computed by applying current prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements and allowed by federal regulation) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, and assuming continuation of existing economic conditions. "Estimated future net revenues" are sometimes referred to herein as "estimated future net cash flows."

          "Present value of estimated future net revenues" is computed using the estimated future net revenues and a discount factor of 10%.

     The independent petroleum engineers' reports as to the proved oil and gas reserves attributable to the Royalties conveyed to the Trust were obtained from Cawley, Gillespie & Associates, Inc. The following table presents a reconciliation of proved reserve quantities from December 31, 1995 through December 31, 1998 (in thousands):

                                                                WADDELL RANCH        TEXAS ROYALTY
                                                                  PROPERTIES          PROPERTIES              TOTAL
                                                              ------------------   -----------------   -------------------
                                                                OIL       GAS        OIL       GAS       OIL        GAS
                                                              (BBLS)     (MCF)     (BBLS)     (MCF)     (BBLS)     (MCF)
                                                              -------   --------   -------   -------   --------   --------
December 31, 1995...........................................   5,952     24,843     4,577     4,873     10,529     29,716
Extensions, discoveries and other additions.................      24         24       -0-       -0-         24         24
Revisions of previous estimates.............................   1,746     11,560       448       642      2,194     12,202
Production..................................................    (419)    (1,916)     (353)     (725)      (772)    (2,641)
                                                              ------     ------     -----     -----     ------     ------
December 31, 1996...........................................   7,303     34,511     4,672     4,790     11,975     39,301
Extensions, discoveries and other additions.................      48         52       -0-       -0-         48         52
Revisions of previous estimates.............................  (1,902)    (8,512)      161       680     (1,741)    (7,832)
Production..................................................    (426)    (1,876)     (392)     (841)      (818)    (2,717)
                                                              ------     ------     -----     -----     ------     ------
December 31, 1997...........................................   5,023     24,175     4,441     4,629      9,464     28,804
Extensions, discoveries and other additions.................      10          4       -0-       -0-         10          4
Revisions of previous estimates.............................  (2,231)    (6,123)     (285)      100     (2,516)    (6,023)
Production..................................................     (87)      (667)     (370)     (766)      (457)    (1,433)
                                                              ------     ------     -----     -----     ------     ------
December 31, 1998...........................................   2,715     17,389     3,786     3,963      6,501     21,352
                                                              ======     ======     =====     =====     ======     ======

     Estimated quantities of proved developed reserves of crude oil and natural gas as of December 31, 1998, 1997 and 1996 were as follows (in thousands):

                                                              CRUDE OIL    NATURAL GAS
                                                               (BBLS)         (MCF)
                                                              ---------    -----------
1998........................................................    5,476        17,444
1997........................................................    8,116        23,054
1996........................................................   10,154        32,008

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

     The 1998, 1997 and 1996 change in the standardized measure of discounted future net cash flows related to future royalty income from proved reserves discounted at 10% is as follows (in thousands):

                                     WADDELL RANCH PROPERTIES       TEXAS ROYALTY PROPERTIES                 TOTAL
                                   -----------------------------   ---------------------------   ------------------------------
                                    1998       1997       1996      1998      1997      1996       1998       1997       1996
                                   -------   --------   --------   -------   -------   -------   --------   --------   --------
January 1........................  $63,179   $150,170   $ 74,070   $40,956   $52,457   $36,324   $104,135   $202,627   $110,394
Extensions, discoveries and other
  additions......................       81        619        447       -0-       -0-       -0-         81        619        447
Accretion of discount............    6,318     15,017      7,407     4,096     5,246     3,632     10,414     20,263     11,039
Revisions of prior year
  estimates, changes in price and
  other..........................  (39,982)   (89,235)    80,524   (16,796)   (7,540)   20,153    (56,778)   (96,775)   100,677
Royalty income...................   (4,553)   (13,392)   (12,278)   (6,225)   (9,207)   (7,652)   (10,778)   (22,599)   (19,930)
                                   -------   --------   --------   -------   -------   -------   --------   --------   --------
December 31......................  $25,043   $ 63,179   $150,170   $22,031   $40,956   $52,457   $ 47,074   $104,135   $202,627
                                   =======   ========   ========   =======   =======   =======   ========   ========   ========

     Oil and gas prices of $8.56 and $9.96 per barrel and $1.74 and $1.88 per Mcf were used to determine the estimated future net revenues from the Waddell Ranch properties and the Texas Royalty properties, respectively, at December 31, 1998. The extension, discoveries and other additions for the Waddell Ranch properties are proved developed producing reserves related to the RM (Clearfork) field. The downward revisions of both reserves and discounted future net cash flows for the Waddell Ranch properties and the Texas Royalty properties are due to decreases in oil and gas prices from 1997 to 1998.

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

     The following presents estimated future net revenue and the present value of estimated future net revenue, for each of the years ended December 31, 1998, 1997 and 1996 (in thousands except amounts per Unit):

                                                      1998                     1997                     1996
                                              ---------------------    ---------------------    ---------------------
                                              ESTIMATED                ESTIMATED                ESTIMATED
                                               FUTURE      PRESENT      FUTURE      PRESENT      FUTURE      PRESENT
                                                 NET        VALUE         NET        VALUE         NET        VALUE
                                               REVENUE      AT 10%      REVENUE      AT 10%      REVENUE      AT 10%
                                              ---------    --------    ---------    --------    ---------    --------
Total Proved
  Waddell Ranch properties..................   $50,322     $ 25,043    $126,924     $ 63,179    $294,653     $150,170
  Texas Royalty properties..................    43,290       22,031      85,254       40,956     111,181       52,457
                                               -------     --------    --------     --------    --------     --------
        Total...............................   $93,612     $ 47,074    $212,178     $104,135    $405,834     $202,627
                                               =======     ========    ========     ========    ========     ========
Total Proved Per Unit.......................   $  2.01     $   1.01    $   4.55     $   2.23    $   8.71     $   4.35
                                               =======     ========    ========     ========    ========     ========
Proved Developed
  Waddell Ranch properties..................   $35,607     $ 22,032    $ 94,493     $ 55,150    $226,174     $124,395
  Texas Royalty properties..................    43,290       22,031      85,254       40,956     111,181       52,457
                                               -------     --------    --------     --------    --------     --------
        Total...............................   $78,896     $ 44,063    $179,747     $ 96,106    $337,355     $176,852
                                               =======     ========    ========     ========    ========     ========

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

REGULATION

     Many aspects of the production, pricing and marketing of crude oil and natural gas are regulated by federal and state agencies. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden on affected members of the industry.

     Exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. Natural gas and oil operations are also subject to various conservation laws and regulations that regulate the size of drilling and spacing units or proration units and the density of wells which may be drilled and unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum allowable production from natural gas and oil wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amounts of natural gas and oil that can be produced and to limit the number of wells or the locations which can be drilled.

  Federal Natural Gas Regulation

     The Federal Energy Regulatory Commission (the "FERC") is primarily responsible for federal regulation of natural gas. The interstate transportation and sale for resale of natural gas is subject to federal governmental regulation, including regulation of transportation and storage tariffs and various other matters, by FERC. The Natural Gas Wellhead Decontrol Act of 1989 ("Decontrol Act") terminated federal price controls on wellhead sales of domestic natural gas on January 1, 1993. Consequently, sales of natural gas may be made at market prices, subject to applicable contract provisions. The FERC's jurisdiction over natural gas transportation and storage was unaffected by the Decontrol Act.

     Sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and the FERC from 1985 to the present that affect the economics of natural gas production, transportation, and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, that remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and these initiatives generally reflect more light-handed regulation of the natural gas industry. The ultimate impact of the rules and regulations issued by the FERC since 1985 cannot be predicted. In addition, many aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions.

     Additional proposals and proceedings that might affect the natural gas industry are considered from time to time by Congress, the FERC, state regulatory bodies and the courts. The Trust cannot predict when or if any such proposals might become effective, or their effect, if any, on the Trust. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

     Sales of crude oil, condensate and gas liquids are not currently regulated and are made at market prices. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil that could increase the cost of transporting oil to the purchaser. The Trust is not able to predict what effect, if any, these regulations will have on it, but other factors being equal, the regulations may tend to increase transportation costs or reduce wellhead prices for crude oil.

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

ITEM 3. LEGAL PROCEEDINGS

     In the third quarter of 1996, the Trustee was notified of the settlement of a class action lawsuit pending in the 270th District Court of Harris County, Texas (the "Court") Cause No. 92-026182 styled Caroline Altheide and Langdon Harrison vs. Meridian Oil Inc., Meridian Oil Holding Inc., Meridian Oil Trading Inc., Meridian Oil Production Inc., Southland Royalty Company, El Paso Production Company, Meridian Oil Hydrocarbons Inc., Meridian Oil Gathering Inc., Meridian Oil Services Inc. and Edward Parker filed in June 1992 ("Class Action"). The defendants in this lawsuit are collectively referred to herein as "Meridian."

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

     The settlement reached by the parties in the Class Action provided for the payment of up to $42 million together with interest thereon beginning on July 17, 1996 until the date the settlement checks were initially mailed to the Class Members participating in the settlement. Such settlement amount was subject to reduction for certain adjustments such as (i) fees, costs and expenses awarded by the Court to the Class Counsel (Susman Godfrey L.L.P. and Dick Watt), (ii) extra compensation awarded by the Court to the named Plaintiffs (Caroline D. Altheide and Langdon D. Harrison), and (iii) the expense incurred in giving notice and administering the proposed settlement ("Net Settlement Fund"). Concurrently with Meridian's payment of the Net Settlement Fund to Class Members who did not timely and validly elect to be excluded from the Class ("Settlement Class Members"), Meridian was obligated under the settlement to advise its then current recipients of royalty payments that Meridian intended (i) to commence calculating royalty payments based upon the net prices received by Meridian from non-affiliated third parties for natural gas and the liquids extracted therefrom, and (ii) in calculating royalty payments on gas produced from coal seam gas wells using the Val Verde Gathering System, to commence using a deduction for gathering and treating the gas produced from such wells that does not exceed 75% of the fee charged by Meridian Oil Gathering Inc. for similar services to the five largest (by volume) non-affiliated third-party shippers. Meridian is not obligated to calculate royalty payments in such method in the future but, if it changes such method of calculation, it is obligated to provide notice of such change in method of calculation to the then-current recipients of royalty payments.

     Of the Net Settlement Fund, (i) 48% thereof was to be distributed among Class Members whose interests bear on "conventional" gas-producing properties (specifically, gas not gathered on the Val Verde Gathering System) that are located in Meridian's Farmington operating division (which is roughly coextensive with the San Juan Basin of New Mexico and Colorado), (ii) 42% thereof was to be distributed among the Class Members whose interests bear on the coal seam gas producing properties located in Meridian's Farmington operating division (specifically, gas gathered on the Val Verde Gathering System), and (iii) 10% thereof was to be distributed among those Class Members whose interests bear on gas-producing properties located in areas other than Meridian's Farmington operating division. The Trust fell into the last of these three classifications.

     Upon final judicial approval of the settlement, the settlement provided that a judgment be entered in the Class Action dismissing the Class Action with prejudice to its refiling. As a result of the settlement, Settlement Class Members release and discharge the Released Parties, and each of them, from and with respect to the Class Claims and such Class Members will not be able to pursue the Class Claims against the Released Parties. "Released Parties" as used herein means, severally and collectively, the Defendants and Meridian Oil Inc. and all Affiliates of Burlington Resources Inc. since December 1, 1986, collectively, and all past and present agents, employees, officers, directors, shareholders, representatives, attorneys, predecessors, successors, assigns and affiliates of each of the Defendants and of Meridian Oil Inc. and all Affiliates of Burlington Resources Inc. since December 1, 1986, collectively. "Released Parties" also includes all other persons or entities who are liable or become liable for the conduct of any person or entity that is identified in the preceding sentence. "Affiliates" as used herein means Burlington Resources Inc.'s direct and indirect subsidiaries.

     It was determined by the Trustee that the Trust was part of the Class that was certified by the Court in the Class Action and that it was in the best interest of the Trust to elect to remain as part of the Class and share in the Net Settlement Fund. The Trustee believes that the Class Claims, if true, had little, if any, detrimental effect on the Trust and the Trust is being adequately compensated as a result of this settlement.

     A judgment was signed by the Court approving the settlement. However, a Notice of Appeal was filed by San Juan 1990-A, L.P., K&W Gas Partners, L.P., MAP 1992-A Partners, L.P. and The Board of Trustees of Leland Stanford Junior University, Non-Profit Corporation (Stanford University) ("Objectors") on February 7, 1997.

     One of the conditions set forth in the settlement agreement relating to the Class Action relating to the distribution of the settlement proceeds was that there would be no distribution of settlement proceeds unless and until such judgment was no longer subject to further appeal and, if there was an appeal, not unless and until such judgment was affirmed or such appeal was dismissed and the time for any further proceedings in the appellate court of last resort had expired. The Trustee was advised that such appeal has been dismissed and it is the understanding of the Trustee that the conditions and restrictions that prevented payment of the settlement proceeds no longer existed. In the fourth quarter of 1998, the Trust received its portion of the settlement proceeds totalling $766,050.89. Such settlement proceeds that were received by the Trust were distributed with the regular monthly Trust distribution on November 16, 1998 to Trust's Unit holders of record on October 31, 1998.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of Unit holders, through the solicitation of proxies or otherwise, during the fourth quarter ended December 31, 1998.

                                    PART II

ITEM 5. MARKET FOR UNITS OF THE TRUST AND RELATED SECURITY HOLDER MATTERS

     The information under "Units of Beneficial Interest" at page 1 of the Trust's Annual Report to security holders for the year ended December 31, 1998, is herein incorporated by reference.

ITEM 6. SELECTED FINANCIAL DATA

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------------------
                                                   1998           1997           1996           1995           1994
                                                -----------    -----------    -----------    -----------    -----------
Royalty income................................  $10,777,901    $22,598,873    $19,930,354    $12,014,623    $16,646,903
Distributable income..........................   10,414,382     22,190,115     19,488,574     11,632,463     16,174,570
Distributable income per Unit.................     0.223443       0.476092       0.418131       0.249574       0.347027
Distributions per Unit........................     0.223443       0.476092       0.418131       0.249574       0.347027
Total assets, December 31.....................    3,861,776      5,220,786      5,913,931      5,252,922      6,002,283

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The "Trustee's Discussion and Analysis for the Three Year Period Ended December 31, 1998" and "Results of the 4th Quarters of 1998 and 1997" at pages 5 through 7 of the Trust's Annual Report to security holders for the year ended December 31, 1998 is herein incorporated by reference.

  Year 2000 Issue

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by the Year 2000. The Year 2000 issue affects virtually all companies and organizations. If a company or organization does not successfully address its Year 2000 issues, it may face material adverse consequences.

     As the Trust does not directly maintain any systems, the Trust will not incur any direct costs related to the Year 2000 issue.

     The Trustee has identified those vendors it believes could have an impact on its day-to-day operations if their operations were interrupted as a result of Year 2000 problems. The Trust has made formal inquiries to these vendors requesting information on their state of readiness for the Year 2000. Through responses received and other literature reviewed by the Trustee with respect to its vendors, the Trustee believes that all significant vendors are currently addressing the Year 2000 issue and plan to be compliant prior to the Year 2000.

     The Trustee has no reason to believe that its vendors will not be Year 2000 compliant. In the event the Trustee learns that a vendor's system will not be Year 2000 compliant, the Trustee will assess the potential risk and develop contingency plans at that time.

     The Trust is a passive entity with no business operations and the information technology systems ("IT") employed by the Trustee in connection with its duties on behalf of the Trust are less extensive than the systems employed by many business entities. The Trust has no formal IT budget and the Trustee does not anticipate making any expenditures relating to the Trustee's IT systems used in connection with the Trust during 1999.

     Because the royalty interests held by the Trust are fixed, the Trustee is dependent upon the third parties that hold operating interests with respect thereto for the receipt of royalty income. Thus, if any such third party failed to deliver royalty income, the Trustee would have no alternative source for such income. The Trustee believes that the worst case scenario would be the failure by one or more of the third parties who pay royalties to the Trust or who make distributions to Unit holders for the Trust to identify and remediate Year 2000 problems on a timely basis, which could cause the Trustee to be unable to make required distributions to Unit holders. With respect to a failure by a third party to deliver royalty income or make distributions to Unit holders on a timely basis, the Trustee believes that it would have no control over the efforts of such third party to correct the problems, and significant delays in the receipt of royalty income and distributions to Unit holders could result.

     There can be no guarantee that the Trustee will be able to identify all potential Year 2000 problems or fully remediate all Year 2000 problems identified on a timely basis. There can be no assurance that the systems of the Trustee or third party vendors on which the Trust relies will be timely remediated. The failure by the Trustee or any such third party to fully remediate its Year 2000 problems on a timely basis could have a material adverse affect on the Trustee's ability to receive revenue, account for and make timely distribution of the Trust's distributable income.

     Certain of the statements made above regarding the Trustee's Year 2000 program are forward-looking statements, and there can be no assurance that the Trustee will be able to achieve Year 2000 compliance in the manner and by the dates indicated above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Financial Statements of the Trust and the notes thereto at page 8 et seq. of the Trust's Annual Report to security holders for the year ended December 31, 1998, are herein incorporated by reference.

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants and no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the twenty-four months ended December 31, 1998.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The Trust has no directors or executive officers. The Trustee is a corporate trustee which may be removed, with or without cause, at a meeting of the Unit holders, by the affirmative vote of the holders of a majority of all the Units then outstanding.

ITEM 11. EXECUTIVE COMPENSATION

     During the years ended December 31, 1998, 1997 and 1996, the Trustee received total remuneration as follows:

                 NAME OF INDIVIDUAL                    CAPACITIES
                    OR NUMBER OF                        IN WHICH         CASH
                  PERSONS IN GROUP                       SERVED      COMPENSATION    YEAR
                 ------------------                    ----------    ------------    ----
NationsBank, N.A.....................................   Trustee       $65,338(1)     1996
                                                                      $44,735(1)     1997
                                                                      $54,761(1)     1998

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

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners. The following table sets forth as of December 31, 1998, information with respect to each person known to own beneficially more than 5% of the outstanding Units of the Trust:

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

     (b) Security Ownership of Management. The Trustee owns beneficially no securities of the Trust. In various fiduciary capacities, NationsBank, N.A. owned as of March 2, 1999, an aggregate of 352,089 Units with no right to vote 145,196 of these Units, shared right to vote 4,000 of these Units and sole right to vote 202,893 of these Units. Such Bank disclaims any beneficial interests in these Units. The number of Units reflected in this paragraph includes Units held by all branches of NationsBank, N.A.

     (c) Change In Control. The Trustee knows of no arrangements which may subsequently result in a change in control of the Trust.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Trust has no directors or executive officers. See Item 11 for the remuneration received by the Trustee during the years ended December 31, 1998, 1997 and 1996 and Item 12(b) for information concerning Units owned by NationsBank, N.A. in various fiduciary capacities.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     The following documents are filed as a part of this Report:

FINANCIAL STATEMENTS

     Included in Part II of this Report by reference to the Annual Report of the Trust for the year ended December 31, 1998:

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

EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (4)(a)          -- Permian Basin Royalty Trust Indenture dated November 3,
                            1980, between Southland Royalty Company and The First
                            National Bank of Fort Worth (now NationsBank, N.A.), as
                            Trustee, heretofore filed as Exhibit (4)(a) to the
                            Trust's Annual Report on Form 10-K to the Securities and
                            Exchange Commission for the fiscal year ended December
                            31, 1980, is incorporated herein by reference.*

            (b)          -- Net Overriding Royalty Conveyance (Permian Basin Royalty
                            Trust) from Southland Royalty Company to The First
                            National Bank of Fort Worth (now NationsBank, N.A.), as
                            Trustee, dated November 3, 1980 (without Schedules),
                            heretofore filed as Exhibit (4)(b) to the Trust's Annual
                            Report on Form 10-K to the Securities and Exchange
                            Commission for the fiscal year ended December 31, 1980,
                            is incorporated herein by reference.*

            (c)          -- Net Overriding Royalty Conveyance (Permian Basin Royalty
                            Trust -- Waddell Ranch) from Southland Royalty Company to
                            The First National Bank of Fort Worth (now NationsBank,
                            N.A.), as Trustee, dated November 3, 1980 (without
                            Schedules), heretofore filed as Exhibit (4)(c) to the
                            Trust's Annual Report on Form 10-K to the Securities and
                            Exchange Commission for the fiscal year ended December
                            31, 1980, is incorporated herein by reference.*

        (13)             -- Registrant's Annual Report to security holders for fiscal year ended December 31, 1998.**

        (23)             -- Consent of Cawley, Gillespie & Associates, Inc.,
                            reservoir engineer.**

        (27)             -- Financial Data Schedule.**

---------------

 * A copy of this Exhibit is available to any Unit holder, at the actual cost of reproduction, upon written request to the Trustee, NationsBank, N.A., P.O. Box 1317, Fort Worth, Texas 76101.

** Filed herewith.

REPORTS ON FORM 8-K

     During the last quarter of the Trust's fiscal year ended December 31, 1998, there was one report on Form 8-K filed by the Trust. In such Form 8-K, the Trustee reported receipt of the settlement proceeds from the Class Action lawsuit discussed in Item 3 hereof totalling $766,050.89 and that such proceeds would be distributed as part of the regular monthly distribution on November 16, 1998 to Unit holders of record on October 31, 1998.

                                   SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            NATIONSBANK, N.A.
                                              TRUSTEE OF THE PERMIAN BASIN
                                              ROYALTY TRUST

                                            By      /s/ ERIC F. HYDEN
                                             -----------------------------------
                                                       (Eric F. Hyden)
                                                       Vice President

Date: March 30, 1999

              (The Trust has no directors or executive officers.)