Form 10-K405, Exhibit 13
period 1999-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2000-03-30
CIK 319654

                                                                      EXHIBIT 13


                                  [COVER PAGE]

                       [PERMIAN BASIN ROYALTY TRUST LOGO]

           PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 1999

                           [MAP OF COUNTIES IN TEXAS]


               TEXAS ROYALTY PROPERTIES ARE LOCATED IN 35 TEXAS COUNTIES. WADDELL RANCH PROPERTIES ARE LOCATED IN CRANE COUNTY.

THE TRUST

The Permian Basin Royalty Trust's (the "Trust") principal assets are comprised of a 75% net overriding royalty interest carved out by Southland Royalty Company ("Southland") from its fee mineral interest in the Waddell Ranch properties in Crane County, Texas ("Waddell Ranch properties"), and a 95% net overriding royalty interest carved out by Southland from its major producing royalty properties in Texas ("Texas Royalty properties"). The interests out of which the Trust's net overriding royalty interests were carved were in all cases less than 100%. The Trust's net overriding royalty interests represent burdens against the properties in favor of the Trust without regard to ownership of the properties from which the overriding royalty interests were carved. The net overriding royalties above are collectively referred to as "Royalties."

         The Trust has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. ("Meridian"), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company ("BROG"). Any reference to BROG hereafter may be construed to be a reference to Meridian and Southland also. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 ("Texas Royalty Conveyance"), were sold to Riverhill Energy Corporation ("Riverhill Energy") of Midland, Texas.

UNITS OF BENEFICIAL INTEREST

Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:

                                                                   DISTRIBUTIONS
1999                           HIGH                 LOW                PAID
----                           ----                 ---            -------------
First Quarter...............  $ 4.500            $ 3.875            $  .035064
Second Quarter..............    4.563              3.938               .082509
Third Quarter...............    5.938              4.063               .127116
Fourth Quarter..............    5.875              4.938               .151628
                                                                    ----------
    Total for 1999..........                                        $  .396317
                                                                    ==========

1998
----
First Quarter...............  $ 5.188            $ 4.125            $  .110267
Second Quarter..............    4.875              4.188               .031283
Third Quarter...............    4.500              3.563               .050578
Fourth Quarter..............    5.250              3.500               .031315
                                                                    ----------
    Total for 1998..........                                        $  .223443
                                                                    ==========

Approximately 2,182 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 1999. Distribution of ownership of Units is presented in the following table:

TO UNIT HOLDERS

We are pleased to present the twentieth Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1999, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG, formerly Meridian and Southland.

         As more particularly explained in the Notes to the Financial Statements appearing in this report and in Item 1 of the accompanying Form 10-K, Bank of America, N.A., as Trustee, has the primary function under the Trust Indenture of collecting the monthly net proceeds attributable to the Royalties and making monthly distributions to the Unit holders, after deducting Trust administrative expenses and any amounts necessary for cash reserves.

         Royalty income received by the Trustee for the year ended December 31, 1999, was $18,799,659 and interest income earned for the same period was $27,331. General and administrative expenses amounted to $335,148. A total of $18,471,842 or $.396317 per Unit was distributed to Unit holders during 1999. A discussion of factors affecting the distributions for 1999 may be found in the Trustee's Discussion and Analysis section of this report and the accompanying Form 10-K.

         As of December 31, 1999, the Trust's proved reserves were estimated at 9,630,573 Bbls of oil and 28,632,302 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 1999, amount to $298,794,300 or $6.41 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 1999, was $154,213,900 or $3.31 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

         As has been previously reported, Southland has advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by Coastal Management Corporation ("CMC") and Riverhill Capital Corporation ("Riverhill Capital"), but remain under the direction of BROG.

         As was previously reported, in February 1997, BROG sold its interest in the Texas Royalty properties that are subject to the Texas Royalty Conveyance to Riverhill Energy, which at the time was a wholly-owned subsidiary of Riverhill Capital and an affiliate of CMC. Subsequently, the Trustee was advised that Schlumberger Technology Corporation ("STC") acquired all of the shares of Riverhill Capital. The Trustee has been advised that, as part of this transaction, ownership of Riverhill Energy's interests in the Texas Royalty properties referenced above remain in Riverhill Energy, which was owned by the former shareholders of Riverhill Capital. CMC will continue to perform all accounting operations pertaining to the Texas Royalty properties under the direction of Riverhill Energy.

         The Omnibus Budget Reconciliation Act of 1990 allows percentage depletion on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. However, the Trustee and its accountants have estimated the percentage depletion for January through December 1999, and it appears that cost depletion will exceed percentage depletion for all Unit holders. Therefore, the Trust will not provide percentage depletion factors for 1999.

         Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

         Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2000, and for the year ending December 31, 2000. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A.

By: /s/ RON E. HOOPER
Ron E. Hooper
Vice President

DESCRIPTION OF THE PROPERTIES

The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 1999, is approximately 9.7 years.

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

         All of the major oil fields on the Waddell Ranch are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for remedial and maintenance activities during 1999 totaled approximately $1.1 million.

         BROG has informed the Trustee that the 2000 capital expenditures budget should total approximately $14,440,000, of which $5,076,000 is attributable to the drilling program and $9,364,000 to workovers and recompletions.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 1999, was computed as shown in the table on the next page.

                                                                          Year Ended December 31,
                                                      1999                          1998                           1997
                                          ----------------------------  -----------------------------  ----------------------------
Gross Proceeds of Sales                      Waddell         Texas        Waddell           Texas        Waddell          Texas
From Properties From                          Ranch         Royalty        Ranch           Royalty        Ranch          Royalty
Which the Net Overriding                   Properties      Properties    Properties       Properties    Properties      Properties
Royalties Were Carved :                   ------------    ------------  ------------     ------------  ------------    ------------

   Oil Proceeds ........................  $ 18,667,382    $  5,261,863  $ 18,821,076     $  5,404,598  $ 27,099,891    $  8,427,062
   Gas Proceeds ........................    12,794,695       1,760,499    13,769,872        1,880,571    17,105,677       2,318,393
   Other Payments(a) ...................            --              --            --          540,543            --              --
                                          ------------    ------------  ------------     ------------  ------------    ------------
         Total .........................    31,462,077       7,022,362    32,590,948        7,825,712    44,205,568      10,745,455
                                          ------------    ------------  ------------     ------------  ------------    ------------
Less:
   Severance Tax
      Oil ..............................       726,944         186,846       725,100          196,770     1,037,862         320,447
      Gas ..............................       773,689          77,379    (1,299,730)         104,759     1,232,298         135,717
      Other ............................        44,839          16,000            --               --            --              --
   Lease Operating Expense
   and Property Tax
      Oil and Gas ......................     9,687,476         525,035    14,096,881          790,246    12,239,689         597,508
      Other Payments ...................       132,166         180,000                                       50,297
   Capital Expenditures ................     1,052,769              --    15,874,193               --    11,789,849              --
                                          ------------    ------------  ------------     ------------  ------------    ------------
         Total .........................    12,417,883         985,260    29,396,444        1,091,775    26,349,995       1,053,672
                                          ------------    ------------  ------------     ------------  ------------    ------------
   Net Profits .........................    19,044,194       6,037,102     3,194,504        6,733,937    17,855,573       9,691,783
   Net Overriding
      Royalty Interest .................            75%             95%           75%              95%           75%             95%
                                          ------------    ------------  ------------     ------------  ------------    ------------
Royalty Income .........................    14,284,146       5,735,247     2,395,878        6,397,240    13,391,679       9,207,194
Negative Revenues (b) ..................     1,218,732              --     1,218,732               --            --              --
Litigation Settlement (c) ..............            --              --       766,051               --            --              --
                                          ------------    ------------  ------------     ------------  ------------    ------------
Total Royalty Income for Distribution ..  $ 13,064,414    $  5,735,247  $  4,380,661     $  6,397,240  $ 13,391,679    $  9,207,194
                                          ============    ============  ============     ============  ============    ============

                                                            Year Ended December 31,

                                                       1996                           1995
                                           ----------------------------    ----------------------------
Gross Proceeds of Sales                      Waddell          Texas          Waddell          Texas
From Properties From                          Ranch          Royalty          Ranch          Royalty
Which the Net Overriding                    Properties      Properties      Properties      Properties
Royalties Were Carved:                     ------------    ------------    ------------    ------------

   Oil Proceeds .........................   $ 26,720,538    $  8,249,254    $ 20,714,309    $  6,924,595
   Gas Proceeds .........................     14,056,885       1,898,423      10,707,104       1,284,464
   Other Payments(a) ....................             --              --              --              --
                                            ------------    ------------    ------------    ------------
         Total ..........................     40,777,423      10,147,677      31,421,413       8,209,059
                                            ------------    ------------    ------------    ------------
Less:
   Severance Tax
      Oil ...............................      1,103,059         315,491         874,011         277,759
      Gas ...............................      1,041,208         114,812         761,787          88,206
      Other .............................         63,954          24,970              --              --
   Lease Operating Expense
   and Property Tax
      Oil and Gas .......................     12,209,663       1,637,143      11,096,563       1,657,225
      Other Payments ....................
   Capital Expenditures .................      9,989,064              --      10,504,989              --
                                            ------------    ------------    ------------    ------------
         Total ..........................     24,406,948       2,092,416      23,237,350       2,023,190
                                            ------------    ------------    ------------    ------------
   Net Profits ..........................     16,370,475       8,055,261       8,184,063       6,185,869
   Net Overriding
      Royalty Interest ..................             75%             95%             75%             95%
                                            ------------    ------------    ------------    ------------
Royalty Income ..........................     12,277,856       7,652,498       6,138,047       5,876,576
Negative Revenues (b) ...................             --              --              --              --
Litigation Settlement (c) ...............             --              --              --              --
                                            ------------    ------------    ------------    ------------
Total Royalty Income for Distribution ...   $ 12,277,856    $  7,652,498    $  6,138,047    $  5,876,576
                                            ============    ============    ============    ============



(a) The Trust received funds in 1998 from BROG which represented the Trust's portion of amounts that had been previously held in suspense by BROG relating to the Texas Royalty properties. The Trustee was advised that these amounts relate to revenues received by BROG prior to the conveyance of its interest in the Texas Royalty properties to Riverhill Energy in February 1997.

(b) In calculating Trust royalty income for the months of June through December 1998, costs exceeded revenues for the Waddell Ranch properties underlying the Waddell Ranch Net Overriding Royalty Conveyance dated effective November 1, 1980 ("Waddell Ranch Conveyance"), by $1,218,732. Pursuant to the Waddell Ranch Conveyance, excess costs plus accrued interest must be recovered from future net proceeds relating to the underlying Waddell Ranch properties before the properties can again contribute to Trust royalty income. Cumulative excess amounts were fully recovered in February 1999.

(c) The Trust received its portion of settlement proceeds totaling $766,051 from a class-action lawsuit. For further information on the class action, see the section hereof entitled "Results of the Fourth Quarters of 1999 and 1998," contained herein.

DISCUSSION AND ANALYSIS

TRUSTEE'S DISCUSSION AND ANALYSIS FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1999

Royalty income received by the Trust for the three-year period ended December 31, 1999, is reported in the following table:

                                           Year Ended December 31,
                                 -----------------------------------------
ROYALTIES                            1999           1998           1997
---------                        -----------    -----------    -----------
Total Revenue ................   $18,799,659    $10,777,901    $22,598,873
                                         100%           100%           100%
Oil Revenue ..................    12,202,034      5,788,953     15,582,132
                                          65%            54%            69%
Gas Revenue ..................     6,597,626      3,709,381      7,016,741
                                          35%            34%            31%
Other Payments ...............            --        513,516             --
                                          --              5%            --
Litigation Payment ...........            --        766,051             --
                                          --              7%            --
Total Revenue/Unit ...........   $   .403350    $   .231242    $   .484863

Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 1999, 1998 and 1997 for the Royalties and the properties from which the Royalties were carved, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

                                            Year Ended December 31,
                                 ------------------------------------------
ROYALTIES                             1999           1998           1997
---------                        ------------   ------------   ------------
Oil Sales (Bbls) .............        909,352        457,010        817,792
Gas Sales (Mcf) ..............      3,464,208      1,432,949      2,716,755

PROPERTIES FROM WHICH THE
-------------------------
 ROYALTIES WERE CARVED
 ---------------------

Oil

Total Oil Sales (Bbls) .......      1,674,898      1,909,702      1,826,019
Average Per Day (Bbls) .......          4,589          5,232          5,003
Average Price/Bbl ............   $      14.29   $      12.69   $      19.46

Gas

Total Gas Sales (Mcf) ........      6,907,167      7,373,436      7,355,162
Average Per Day (Mcf) ........         18,924         20,201         20,151
Average Price/Mcf ............   $       2.11   $       2.12   $       2.64

The average price of oil increased from 1998 to 1999 as the posted price fluctuated. In 1999, oil prices climbed to decade record highs. In 1998, the average price of oil remained relatively unchanged. The average price of gas remained stable from 1998 to 1999.

         Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), the production amounts do not provide a meaningful comparison. As discussed below, during 1998, there were certain months in which costs exceeded revenues on the Waddell Ranch properties. As a result, no royalty income was received for those months. Production attributable to the Trust is calculated based on net royalty income. As there was no royalty income, no production was reported for the Waddell Ranch properties at the Trust level for those months. Production at the Trust level for the Waddell Ranch properties was not recorded again until February 1999 when the cumulative excess amounts had been recovered. Oil production decreased approximately 12.3% from 1998 to 1999 primarily due to a decrease in capital expenditures as a result of lower oil prices in early 1999. Total gas sales decreased approximately 6.3% from 1998 to 1999 primarily due to a decrease in capital expenditures.

         In the calculation of royalty income for the months of June through December 1998, costs exceeded revenues for the Waddell Ranch properties by $1,218,732. This impacted the January 1999 distributions to Unit holders. Pursuant to the Waddell Ranch Conveyance, excess costs plus accrued interest must be recovered from future net proceeds relating to the underlying Waddell Ranch properties before they could again contribute to Trust royalty income. Increased capital expenditures and declining oil and gas prices contributed to this situation. Subsequently, in February 1999, BROG and CMC notified the Trustee that revenues exceeded the cumulative excess costs by $22,506 and that the underlying Waddell Ranch properties were again contributing to Trust royalty income and production.

         Total capital expenditures in 1999 used in the net overriding royalty calculation were approximately $1.1 million compared to $15.9 million in 1998 and $11.8 million in 1997. During 1999, there were 6 gross (3.625 net) wells drilled on the Waddell Ranch properties. At December 31, 1999, there were 3 gross (1.625 net) wells in progress on the Waddell Ranch properties.

         In 1999, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $9.8 million, which is a decrease of approximately $4.3 million from 1998. This decrease is due primarily to the reduced activities of management for 1999.

         The Trustee has been advised by BROG that for the period August 1, 1993, through June 30, 2000, the oil from the Waddell Ranch is being sold under a competitive bid to a third party.

         During 1999, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $27,331. Interest income for 1998 and 1997 was $27,825 and $42,665, respectively. The decrease in interest income from 1997 to 1999 can be attributed to a decline in interest rates and reduced amount of funds available for a lesser period of time.

         General and administrative expenses in 1999 were $355,148 compared to $391,344 in 1998 and $451,423 in 1997. The decrease in general and administrative expenses from 1997 to 1999 is primarily due to higher administrative, accounting and legal fees incurred in 1997 and 1998 and cost reduction efforts implemented by the Trustee.

         For Trust year 2000 compliance considerations, see Item 7 of the accompanying Form 10-K.

         Distributable income for 1999 was $18,471,842 or $.396317 per Unit.

         Distributable income for 1998 was $10,414,382 or $.223443 per Unit.

         Distributable income for 1997 was $22,190,115 or $.476092 per Unit.

RESULTS OF THE FOURTH QUARTERS OF 1999 AND 1998

Royalty income received by the Trust for the fourth quarter of 1999 amounted to $7,100,864 or $.152350 per Unit. For the fourth quarter of 1998, the Trust received royalty income of $1,519,089 or $.032592 per Unit. Interest income for the fourth quarter of 1999 amounted to $12,509 compared to $7,915 for the fourth quarter of 1998. The increase in interest income can be attributed primarily to an increase in funds available for investment. General and administrative expenses totaled $46,173 for the fourth quarter of 1999 compared to $67,452 for the fourth quarter of 1998. The decrease in general and administrative expenses is primarily due to cost reduction efforts implemented by the Trustee.

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

         Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the properties from which the Trust's net overriding royalty interests were carved. Oil and gas sales attributable to the Royalties and the properties from which the Royalties were carved for the quarter and the comparable period for 1998 are as follows:

Fourth Quarter                        1999         1998
--------------                     ----------   ----------
ROYALTIES

Oil Sales (Bbls) ...............      235,216      104,863
Gas Sales (Mcf) ................      946,780      219,336


Fourth Quarter                        1999         1998
--------------                     ----------   ----------
PROPERTIES FROM WHICH
THE ROYALTIES WERE CARVED

Total Oil Sales (Bbls) .........      379,585      504,089
Average Per Day (Bbls) .........        4,126        5,479
Average Price/Bbls .............   $    20.47   $    11.16
Total Gas Sales (Mcf) ..........    1,623,387    1,948,424
Average Per Day (Mcf) ..........       17,646       21,179
Average Price/Mcf ..............   $     2.79   $     1.85


         The posted price of oil increased for the fourth quarter of 1999 compared to the fourth quarter of 1998, resulting in an average price per barrel of $20.47 compared to $11.16 in the same period of 1998. The average price of gas increased for the fourth quarter of 1999 compared to the same period in 1998, resulting in an average price per Mcf of $2.79 compared to $1.85 in the fourth quarter of 1998.

         Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), the production amounts do not provide a meaningful comparison. During the fourth quarter of 1998, costs exceeded revenues on the Waddell Ranch properties. As a result of this, no royalty income was received for those three months as well as in the previous four months. Production attributable to the Trust is calculated based on net royalty income. As there was no royalty income, no production was reported for the Waddell Ranch properties at the Trust level for those months. Production at the Trust level for the Waddell Ranch properties was not recorded again until February 1999 when the cumulative excess amounts had been recovered. The Trustee was advised that oil sales decreased in 1999 compared to the same period in 1998 primarily due to decreased capital expenditures. Gas sales from the properties from which the Royalties were carved decreased in the fourth quarter of 1999 compared to the same period in 1998 due to a decrease in capital expenditures.

         The Trust has been advised that there were 6 gross (3.65 net) wells drilled and completed during the three months ended December 31, 1999, and there were 3 gross (1.625 net) wells in progress.

PERMIAN BASIN ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 1999 AND 1998

ASSETS                                                          1999         1998
------                                                       ----------   ----------
Cash and Short-term Investments ..........................   $2,415,245   $  525,193
Net Overriding Royalty Interests in Producing Oil and
   Gas Properties - Net (Notes 2 and 3) ..................    2,889,978    3,336,583
                                                             ----------   ----------
                                                             $5,305,223   $3,861,776
                                                             ==========   ==========
LIABILITIES AND TRUST CORPUS
----------------------------
Distribution Payable to Unit Holders .....................   $2,415,245   $  525,193
Trust Corpus - 46,608,796 Units of Beneficial Interest
   Authorized and Outstanding ............................    2,889,978    3,336,583
                                                             ----------   ----------
                                                             $5,305,223   $3,861,776
                                                             ==========   ==========

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                                                              1999            1998            1997
                                                          ------------    ------------    ------------
Royalty Income (Notes 2 and 3) ........................   $ 18,799,659    $ 10,777,901    $ 22,598,873
Interest Income .......................................         27,331          27,825          42,665
                                                          ------------    ------------    ------------
                                                            18,826,990      10,805,726      22,641,538
Expenditures - General and Administrative .............        355,148         391,344         451,423
                                                          ------------    ------------    ------------
Distributable Income ..................................   $ 18,471,842    $ 10,414,382    $ 22,190,115
                                                          ============    ============    ============
Distributable Income per Unit (46,608,796 Units) ......   $    .396317    $    .223443    $    .476092
                                                          ============    ============    ============

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 1999

                                                              1999            1998            1997
                                                          ------------    ------------    ------------
Trust Corpus, Beginning of Period .....................   $  3,336,583    $  3,496,594    $  3,760,939
Amortization of Net Overriding Royalty Interests
   (Notes 2 and 3) ....................................       (446,605)       (160,011)       (264,345)
Distributable Income ..................................     18,471,842      10,414,382      22,190,115
Distributions Declared ................................    (18,471,842)    (10,414,382)    (22,190,115)
                                                          ============    ============    ============
Trust Corpus, End of Period ...........................   $  2,889,978    $  3,336,583    $  3,496,594
                                                          ============    ============    ============

The accompanying Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

The Permian Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank of America, N.A. ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust (1) a 75% net overriding royalty in Southland's fee mineral interest in the Waddell Ranch in Crane County, Texas ("Waddell Ranch properties") and (2) a 95% net overriding royalty carved out of Southland's major producing royalty properties in Texas ("Texas Royalty properties"). The net overriding royalties above are collectively referred to as "Royalties."

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

         The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1999 and 1998, aggregated $8,085,238 and $7,638,633, respectively.

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

7. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1999 (in thousands, except per Unit amounts):

                                                   Distributable
                                                    Income and
                        Royalty     Distributable  Distribution
1999                    Income         Income        Per Unit
----                 ------------   -------------  -------------
First Quarter.....   $      1,776   $      1,634   $    .035064
Second Quarter....          3,957          3,846        .082509
Third Quarter.....          5,966          5,925        .127116
Fourth Quarter....          7,101          7,067        .151628
                     ------------   ------------   ------------
   Total .........   $     18,800   $     18,472   $    .396317
                     ============   ============   ============

1998
----
First Quarter.....   $      5,253   $      5,139   $    .110267
Second Quarter....          1,600          1,458        .031283
Third Quarter.....          2,406          2,357        .050578
Fourth Quarter....          1,519          1,460        .031315
                     ------------   ------------   ------------
   Total .........   $     10,778   $     10,414   $    .223443
                     ============   ============   ============

INDEPENDENT AUDITORS' REPORT

BANK OF AMERICA, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1999 and 1998, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Permian Basin Royalty Trust as of December 31, 1999 and 1998, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1999, on the basis of accounting described in Note 3.


/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Fort Worth, Texas
March 24, 2000

                                        PERMIAN BASIN ROYALTY TRUST
                                        901 Main Street, Suite 1700
                                        P.O. Box 830650
                                        Dallas, Texas 75202
                                        Bank of America, N.A., Trustee

                                        AUDITORS
                                        Deloitte & Touche LLP
                                        Fort Worth, Texas

                                        LEGAL COUNSEL
                                        Wallach & Moore, P.C.
                                        Fort Worth, Texas

                                        TAX COUNSEL
                                        Winstead, Sechrist Minick
                                        Houston, Texas

                                        TRANSFER AGENT
                                        ChaseMellon Shareholder Services, L.L.C.
                                        Ridgefield Park, New Jersey

                                  [BACK COVER]


                       [PERMIAN BASIN ROYALTY TRUST LOGO]


                                                     PERMIAN BASIN ROYALTY TRUST
                                                     901 MAIN STREET, SUITE 1700
                                                          POST OFFICE BOX 830650
                                                             DALLAS, TEXAS 75202

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                   FORM 10-K
(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

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
       (State or Other Jurisdiction of                        (I.R.S. Employer
        Incorporation or Organization)                      Identification No.)

            BANK OF AMERICA, N.A.
               TRUST DEPARTMENT
               P.O. BOX 830650
                DALLAS, TEXAS                                      75283
   (Address of Principal Executive Offices)                      (Zip Code)

                                 (214) 209-2400
              (Registrant's Telephone Number, Including Area Code)

          Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
         UNITS OF BENEFICIAL INTEREST                     NEW YORK STOCK EXCHANGE

          Securities registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                               ---    ---

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     At March 10, 2000, there were 46,608,796 Units of Beneficial Interest of the Trust outstanding with an aggregate market value on that date of $221,391,781.

                      DOCUMENTS INCORPORATED BY REFERENCE

     "Units of Beneficial Interest" at page 1; "Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 1999" at pages 5 through 6; "Results of the 4th Quarters of 1999 and 1998" at page 7; and "Statements of Assets, Liabilities and Trust Corpus," "Statements of Distributable Income," "Statements of Changes in Trust Corpus," "Notes to Financial Statements" and "Independent Auditors' Report" at page 8 et seq., in registrant's Annual Report to security holders for fiscal year ended December 31, 1999 are incorporated herein by reference for Item 5 (Market for Units of the Trust and Related Security Holder Matters), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) and Item 8 (Financial Statements and Supplementary Data) of Part II of this Report.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FORWARD LOOKING INFORMATION

     Certain information included in this report contains, and other materials filed or to be filed by the Trust with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Trust) may contain or include, forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward looking statements may be or may concern, among other things, capital expenditures, drilling activity, development activities, production efforts and volumes, hydrocarbon prices and the results thereof, and regulatory matters. Although the Trustee believes that the expectations reflected in such forward looking statements are reasonable, such expectations are subject to numerous risks and uncertainties and the Trustee can give no assurance that they will prove correct. There are many factors, none of which is within the Trustee's control, that may cause such expectations not to be realized, including, among other things, factors such as actual oil and gas prices and the recoverability of reserves, capital expenditures, general economic conditions, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets. Such forward looking statements generally are accompanied by words such as "estimate," "expect," "anticipate," "goal," "should," "assume," "believe," or other words that convey the uncertainty of future events or outcomes.

                                     PART I

ITEM 1. BUSINESS

     The Permian Basin Royalty Trust (the "Trust") is an express trust created under the laws of the state of Texas by the "Permian Basin Royalty Trust Indenture" (the "Trust Indenture") entered into on November 3, 1980, between Southland Royalty Company ("Southland Royalty") and The First National Bank of Fort Worth, as Trustee. Bank of America, N.A. (formerly known as NationsBank, N.A., NationsBank of Texas, N.A. and NCNB Texas National Bank), a banking association organized under the laws of the United States, as the successor of The First National Bank of Fort Worth, is now the Trustee of the Trust. The principal office of the Trust (sometimes referred to herein as the "Registrant") is located at 901 Main Street, Dallas, Texas (telephone number 214/209-2400).

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

PRODUCING ACREAGE, WELLS AND DRILLING

     Waddell Ranch Properties. The Waddell Ranch properties consist of 78,175 gross (34,205 net) producing acres. A majority of the proved reserves are attributable to six fields: Dune, Sand Hills (Judkins), Sand Hills (McKnight), Sand Hills (Tubb), University-Waddell (Devonian) and Waddell. At December 31, 1999, the Waddell Ranch properties contained 791 gross (327 net) productive oil wells, 168 gross (70 net) productive gas wells and 350 gross (139 net) injection wells.

     BROG is operator of record of the Waddell Ranch properties. All field, technical and accounting operations have been contracted by an agreement between the working interest owners and Coastal Management Corporation ("CMC") but remain under the direction of BROG.

     The Waddell Ranch properties are mature producing properties, and all of the major oil fields are currently being waterflooded. Proved reserves and estimated future net revenues attributable to the properties are included in the reserve reports summarized below. BROG does not own the full working interest in any of the tracts constituting the Waddell Ranch properties and, therefore, implementation of any development programs will require approvals of other working interest holders as well as BROG. In addition, implementation of any development programs will be dependent upon oil and gas prices currently being received and anticipated to be received in the future. During 1999 there were 6 gross (2.625 net) wells drilled on the Waddell Ranch properties. At December 31, 1999 there were 3 gross (1.375 net) wells in progress on the Waddell Ranch properties. During 1998 there were 52 gross (22.75 net) wells drilled on the Waddell Ranch properties. At December 31, 1998 there were 3 gross (1.375 net) wells in progress on the Waddell Ranch properties. During 1997 there were 23 gross (9.25 net) wells drilled on the Waddell Ranch properties. At December 31, 1997 there were 19 gross (7.875 net) wells in progress on the Waddell Ranch properties.

     BROG has advised the Trustee that the total amount of capital expenditures for 1999 with regard to the Waddell Ranch properties totalled $1,052,769. Capital expenditures include the cost of remedial and maintenance activities. This amount spent is approximately $5,013,231 less than the budgeted amount projected by BROG for 1999. BROG has advised the Trustee that the capital expenditures budget for 2000 totals approximately $14,404,000, of which approximately $5,076,000 is attributable to the 2000 drilling program, and $9,364,000 to workovers and recompletions. Accordingly, there is a substantial increase in capital expenditures for 2000 as compared with the 1999 capital expenditures.

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

OIL AND GAS PRODUCTION

     The Trust recognizes production during the month in which the related distribution is received. Production of oil and gas attributable to the Royalties and the properties from which the Royalties were carved and the related average sales prices attributable to the properties from which the Royalties were carved for the three years ended December 31, 1999, excluding portions attributable to the adjustments discussed below, were as follows:

                                           WADDELL                           TEXAS
                                            RANCH                           ROYALTY
                                         PROPERTIES                       PROPERTIES                          TOTAL
                              ---------------------------------   ---------------------------   ---------------------------------
                                1999        1998        1997       1999      1998      1997       1999        1998        1997
                              ---------   ---------   ---------   -------   -------   -------   ---------   ---------   ---------
ROYALTIES:
  Production
    Oil (barrels)...........    601,148      87,187     426,127   308,204   369,823   391,665     909,352     457,010     817,792
    Gas (Mcf)...............  2,754,393     666,864   1,875,965   709,815   766,085   840,790   3,464,208   1,432,949   2,716,755
PROPERTIES FROM WHICH THE
  ROYALTIES WERE CARVED:
  Production
    Oil (barrels)...........  1,309,396   1,475,258   1,387,056   365,502   434,444   438,963   1,674,898   1,909,702   1,826,019
    Gas (Mcf)...............  6,066,149   6,458,411   6,409,242   841,018   915,025   945,920   6,907,167   7,373,436   7,355,162
  Average Price
    Oil/barrel..............     $14.26      $12.76      $19.54    $14.40    $12.44    $19.20      $14.29      $12.69      $19.46
    Gas/Mcf.................     $ 2.11      $ 2.13      $ 2.67    $ 2.09    $ 2.06    $ 2.45      $ 2.11      $ 2.12      $ 2.64

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

     Oil. The Trustee has been advised by BROG that for the period August 1, 1993 through June 30, 2000, the oil from the Waddell Ranch properties is being sold under a competitive bid to independent third parties.

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

     The independent petroleum engineers' reports as to the proved oil and gas reserves attributable to the Royalties conveyed to the Trust were obtained from Cawley, Gillespie & Associates, Inc. The following table presents a reconciliation of proved reserve quantities from December 31, 1996 through December 31, 1999 (in thousands):

                                                         WADDELL RANCH        TEXAS ROYALTY
                                                           PROPERTIES          PROPERTIES              TOTAL
                                                       ------------------   -----------------   -------------------
                                                         OIL       GAS        OIL       GAS       OIL        GAS
                                                       (BBLS)     (MCF)     (BBLS)     (MCF)     (BBLS)     (MCF)
                                                       -------   --------   -------   -------   --------   --------
December 31, 1996....................................   7,303     34,511     4,672     4,790     11,975     39,301
Extensions, discoveries and other additions..........      48         52       -0-       -0-         48         52
Revisions of previous estimates......................  (1,902)    (8,512)      161       680     (1,741)    (7,832)
Production...........................................    (426)    (1,876)     (392)     (841)      (818)    (2,717)
                                                       ------     ------     -----     -----     ------     ------
December 31, 1997....................................   5,023     24,175     4,441     4,629      9,464     28,804
Extensions, discoveries and other additions..........      10          4       -0-       -0-         10          4
Revisions of previous estimates......................  (2,231)    (6,123)     (285)      100     (2,516)    (6,023)
Production...........................................     (87)      (667)     (370)     (766)      (457)    (1,433)
                                                       ------     ------     -----     -----     ------     ------
December 31, 1998....................................   2,715     17,389     3,786     3,963      6,501     21,352
Extensions, discoveries and other additions..........      15         49       -0-       -0-         15         49
Revisions of previous estimates......................   3,357      8,320       667     2,375      4,024     10,695
Production...........................................    (601)    (2,754)     (308)     (710)      (909)    (3,464)
                                                       ------     ------     -----     -----     ------     ------
December 31, 1999....................................   5,486     23,004     4,145     5,628      9,631     28,632
                                                       ======     ======     =====     =====     ======     ======

     Estimated quantities of proved developed reserves of crude oil and natural gas as of December 31, 1999, 1998 and 1997 were as follows (in thousands):

                                                              CRUDE OIL    NATURAL GAS
                                                               (BBLS)         (MCF)
                                                              ---------    -----------
1999........................................................    8,200        24,248
1998........................................................    5,476        17,444
1997........................................................    8,116        23,054

     The Financial Accounting Standards Board requires supplemental disclosures for oil and gas producers based on a standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities. Under this disclosure, future cash inflows are computed by applying year-end prices of oil and gas relating to the enterprise's proved reserves to the year-end quantities of those reserves. Future price changes are only considered to the extent provided by contractual arrangements in existence at year end. The standardized measure of discounted future net cash flows is achieved by using a discount rate of 10% a year to reflect the timing of future cash flows relating to proved oil and gas reserves.

     Estimates of proved oil and gas reserves are by their very nature imprecise. Estimates of future net revenue attributable to proved reserves are sensitive to the unpredictable prices of oil and gas and other variables.

     The 1999, 1998, and 1997 change in the standardized measure of discounted future net cash flows related to future royalty income from proved reserves discounted at 10% is as follows (in thousands):

                                     WADDELL RANCH PROPERTIES       TEXAS ROYALTY PROPERTIES                 TOTAL
                                  ------------------------------   ---------------------------   ------------------------------
                                    1999       1998       1997      1999      1998      1997       1999       1998       1997
                                  --------   --------   --------   -------   -------   -------   --------   --------   --------
January 1.......................  $ 25,043   $ 63,179   $150,170   $22,031   $40,956   $52,457   $ 47,074   $104,135   $202,627
Extensions, discoveries and
  other additions...............       226         81        619       -0-       -0-       -0-        226         81        619
Accretion of discount...........     2,504      6,318     15,017     2,203     4,096     5,246      4,707     10,414     20,263
Revisions of prior year
  estimates, changes in price
  and other.....................    88,598    (39,982)   (89,235)   33,627   (16,796)   (7,540)   122,225    (56,778)   (96,775)
Royalty income..................   (14,283)    (4,553)   (13,392)   (5,735)   (6,225)   (9,207)   (20,018)   (10,778)   (22,599)
                                  --------   --------   --------   -------   -------   -------   --------   --------   --------
December 31.....................  $102,088   $ 25,043   $ 63,179   $52,126   $22,031   $40,956   $154,214   $ 47,074   $104,135
                                  ========   ========   ========   =======   =======   =======   ========   ========   ========

     Oil and gas prices of $24.05 and $24.19 per barrel and $2.74 and $3.18 per Mcf were used to determine the estimated future net revenues from the Waddell Ranch properties and the Texas Royalty properties, respectively, at December 31, 1999. The extension, discoveries and other additions for the Waddell Ranch properties are proved reserves related to the Waddell (Greyburg) and Running WN (Wolfcamp) fields. The upward revisions of both reserves and discounted future net cash flows for the Waddell Ranch properties and the Texas Royalty properties are due to increases in the oil and gas prices from 1998 to 1999.

     Oil and gas prices of $8.56 and $9.96 per barrel and $1.74 and $1.88 per Mcf were used to determine the estimated future net revenues from the Waddell Ranch properties and the Texas Royalty properties, respectively, at December 31, 1998. The extension, discoveries and other additions for the Waddell Ranch properties are proved developed producing reserves related to the RM (Clearfork) field. The downward revisions of both reserves and discounted future net cash flows for the Waddell Ranch properties and the Texas Royalty properties were due to decreases in oil and gas prices from 1997 to 1998.

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

     The following presents estimated future net revenue and the present value of estimated future net revenue, for each of the years ended December 31, 1999, 1998, and 1997 (in thousands except amounts per Unit):

                                                      1999                     1998                    1997
                                              ---------------------    --------------------    ---------------------
                                              ESTIMATED                ESTIMATED               ESTIMATED
                                               FUTURE      PRESENT      FUTURE      PRESENT     FUTURE      PRESENT
                                                 NET        VALUE         NET        VALUE        NET        VALUE
                                               REVENUE      AT 10%      REVENUE     AT 10%      REVENUE      AT 10%
                                              ---------    --------    ---------    -------    ---------    --------
Total Proved
  Waddell Ranch properties..................  $184,957     $102,088     $50,322     $25,043    $126,924     $ 63,179
  Texas Royalty properties..................   113,838       52,126      43,290      22,031      85,254       40,956
                                              --------     --------     -------     -------    --------     --------
        Total...............................  $297,795     $154,214     $93,612     $47,074    $212,178     $104,135
                                              ========     ========     =======     =======    ========     ========
Total Proved Per Unit.......................  $   6.41     $   3.31     $  2.01     $  1.01    $   4.55     $   2.23
                                              ========     ========     =======     =======    ========     ========
Proved Developed
  Waddell Ranch properties..................  $140,808     $ 85,612     $35,607     $22,032    $ 94,493     $ 55,150
  Texas Royalty properties..................   113,838       52,126      43,290      22,031      85,254       40,956
                                              --------     --------     -------     -------    --------     --------
        Total...............................  $254,646     $137,738     $78,896     $44,063    $179,747     $ 96,106
                                              ========     ========     =======     =======    ========     ========

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

     Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of Unit holders, through the solicitation of proxies or otherwise, during the fourth quarter ended December 31, 1999.

                                    PART II

ITEM 5. MARKET FOR UNITS OF THE TRUST AND RELATED SECURITY HOLDER MATTERS

     The information under "Units of Beneficial Interest" at page 1 of the Trust's Annual Report to security holders for the year ended December 31, 1999, is herein incorporated by reference.

ITEM 6. SELECTED FINANCIAL DATA

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------
                                       1999           1998           1997           1996           1995
                                    -----------    -----------    -----------    -----------    -----------
Royalty income....................  $18,799,659    $10,777,901    $22,598,873    $19,930,354    $12,014,623
Distributable income..............   18,471,842     10,414,382     22,190,115     19,488,574     11,632,463
Distributable income per Unit.....     0.396317       0.223443       0.476092       0.418131       0.249574
Distributions per Unit............     0.396317       0.223443       0.476092       0.418131       0.249574
Total assets, December 31.........    5,305,223      3,861,776      5,220,786      5,913,931      5,252,922

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The "Trustee's Discussion and Analysis for the Three Year Period Ended December 31, 1999" and "Results of the 4th Quarters of 1999 and 1998" at pages 5 through 7 of the Trust's Annual Report to security holders for the year ended December 31, 1999 is herein incorporated by reference.

  Year 2000 Issue

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the change in the century. If not corrected, many computer applications could fail or create erroneous results by the Year 2000. The Year 2000 issue affects virtually all companies and organizations. If a company or organization did not successfully address its Year 2000 issues, it could face material adverse consequences.

     As the Trust did not directly maintain any systems, the Trust did not incur any direct costs related to the Year 2000 issue.

     The Trustee identified those vendors it believed could have an impact on its day-to-day operations if their operations were interrupted as a result of Year 2000 problems. The Trust made formal inquiries to these vendors requesting information on their state of readiness for the Year 2000. Through responses received and other literature reviewed by the Trustee with respect to its vendors, the Trustee believes that all significant vendors addressed the Year 2000 issue and planned to be and were compliant prior to the Year 2000.

     The Trustee has no reason to believe that its vendors were not Year 2000 compliant on January 1, 2000. In the event the Trustee learns that a vendor's system was not Year 2000 compliant, the Trustee will assess the potential risk and develop contingency plans at that time.

     The Trust is a passive entity with no business operations and the information technology systems ("IT") employed by the Trustee in connection with its duties on behalf of the Trust are less extensive than the systems employed by many business entities. The Trust had no formal IT budget and the Trustee did not make any expenditures relating to the Trustee's IT systems used in connection with the Trust during 1999.

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

     The Trustee knows of no Year 2000 problems that have adversely affected the Trust. However, there can be no guarantee that the Trustee has been able to identify all Year 2000 problems or can fully remediate all Year 2000 problems identified on a timely basis. There can be no assurance that the systems of the Trustee or third party vendors on which the Trust relies will be timely remediated. The failure by the Trustee or any such third party to fully remediate its Year 2000 problems on a timely basis could have a material adverse affect on the Trustee's ability to receive revenue, account for and make timely distribution of the Trust's distributable income.

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

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Financial Statements of the Trust and the notes thereto at page 8 et seq. of the Trust's Annual Report to security holders for the year ended December 31, 1999, are herein incorporated by reference.

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in accountants and no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the twenty-four months ended December 31, 1999.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The Trust has no directors or executive officers. The Trustee is a corporate trustee which may be removed, with or without cause, at a meeting of the Unit holders, by the affirmative vote of the holders of a majority of all the Units then outstanding.

ITEM 11. EXECUTIVE COMPENSATION

     During the years ended December 31, 1999, 1998, and 1997, the Trustee received total remuneration as follows:

                 NAME OF INDIVIDUAL                    CAPACITIES
                    OR NUMBER OF                        IN WHICH         CASH
                  PERSONS IN GROUP                       SERVED      COMPENSATION    YEAR
                 ------------------                    ----------    ------------    ----
Bank of America, N.A., formerly NationsBank, N.A.....   Trustee       $44,735(1)     1997
                                                                      $54,761(1)     1998
                                                                      $40,272(1)     1999

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

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners. The following table sets forth as of February 22, 2000, information with respect to each person known to own beneficially more than 5% of the outstanding Units of the Trust:

                                             AMOUNT AND NATURE OF     PERCENT
             NAME AND ADDRESS               BENEFICIAL OWNERSHIP(1)   OF CLASS
             ----------------               -----------------------   --------
Burlington Resources Oil & Gas Company(1)      27,577,741 Units       59.17%
  5051 Westheimer
  Suite 1400
  Houston, Texas 77056-2124

McMorgan & Company(2)                           5,000,000 Units       10.73%
  One Bush Street
  Suite 800
  San Francisco, CA 94104

Alpine Capital, L.P.(3)                         4,260,800 Units         9.1%
  201 Main Street
  Suite 3100
  Fort Worth, TX 76102

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

(2) This information was provided to the Securities and Exchange Commission and to the Trust in a Schedule 13G filed with the Securities and Exchange Commission on July 12, 1999 on behalf of McMorgan & Company, an investment adviser registered under the Investment Advisers Act of 1940, (McMorgan), Thomas Allan Morton ("Morton"), and Terry Allen O'Toole ("O'Toole"). Such
    Schedule 13G reports that McMorgan, Morton, and O'Toole have beneficial ownership of such Units. It is reported in such Schedule 13G that McMorgan, Morton, and O'Toole have sole voting and sole dispositive power with regard to such Units. Morton and O'Toole filed in their capacities as control persons of McMorgan and disclaimed beneficial ownership to such Units involved in such Schedule 13G. The address of Morton and O'Toole is One Bush Street, Suite 800, San Francisco, California 94104.

    The Schedule 13G filed with the Securities and Exchange Commission on behalf of McMorgan, Morton, and O'Toole may be reviewed for more detailed information concerning the matters summarized herein.

(3) This information was provided to the Securities and Exchange Commission and to the Trust in a Schedule 13D filed with the Securities and Exchange Commission on behalf of Alpine Capital L.P., a Texas limited partnership, ("Alpine"), Robert W. Bruce III ("Bruce"), Algenpar, Inc., a Texas corporation, ("Algenpar") and J. Taylor Crandall ("Crandall"), on August 6, 1999, as amended by a Schedule 13D/A filed on October 5, 1999, as further amended by a Schedule 13D/A filed December 21, 1999, and as further amended by a Schedule 13D/A filed February 25, 2000.

    The Schedule 13D/A filed on February 25, 2000, was filed on behalf of The Ann T. and Robert M. Bass Foundation, a Texas non-profit corporation, (the "Foundation"), Ann T. Bass ("A. Bass"), and Robert M. Bass ("R. Bass"), in addition to Alpine, Bruce, Algenpar, and Crandall and relates to a total of 4,335,200 Units, of which 4,260,800 Units were acquired by Alpine and 74,400 Units were acquired by the Foundation. The source of funds for the Units acquired by Alpine was working capital of Alpine. The source of funds for the Units acquired by the Foundation was working capital of the Foundation.

     The address of Algenpar and Crandall is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The address of Bruce is 96 Spring Street, South Salem, New York 10590. The address of the Foundation and of R. Bass is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The address of A. Bass is 6221 Westover Drive, Fort Worth, Texas 76107.

     It is reported that Bruce and Algenpar are the two general partners of Alpine, and Crandall is the President and sole stockholder of Algenpar. It is further reported that, because of these relationships, Bruce, Algenpar, and Crandall may be deemed to be beneficial owners of the Units acquired by Alpine as set forth in the next paragraph. It is reported that Bruce is a principal of The Bruce Management Co., Inc. which has shared investment discretion over the Units owned by the Foundation, and that Crandall, A. Bass, and R. Bass are directors of the Foundation. It is further reported that, because of these relationships, Bruce, Crandall, A. Bass, and R. Bass may be deemed to be beneficial owners of the Units acquired by the Foundation as set forth in the next paragraph.

     It is reported that as of February 22, 2000, of such 4,335,200 Units, (i) Alpine had sole voting and dispositive power with regard to 4,260,800 of such Units or 9.1% of the outstanding Units; (ii) the Foundation had sole voting and dispositive power with regard to 74,400 of such Units or .2% of the outstanding Units; (iii) Bruce and Crandall each shared voting and dispositive power with regard to all of such 4,335,200 Units or 9.3% of the outstanding Units; (iv) Algenpar had shared voting and dispositive power with regard to 4,260,800 of such Units or 9.1% of the outstanding Units; and (v) A. Bass and R. Bass each shared voting and dispositive power with regard to 74,400 of such Units or .2% of the outstanding Units.

     The Schedule 13D and its amendments filed with the Securities and Exchange Commission may be reviewed for more detailed information concerning the matters summarized herein.

     (b) Security Ownership of Management. The Trustee owns beneficially no securities of the Trust. In various fiduciary capacities, Bank of America, N.A. owned as of March 17, 2000, an aggregate of 249,995 Units with no right to vote 139,196 of these Units, shared right to vote 4,000 of these Units and sole right to vote 106,799 of these Units. Such Bank disclaims any beneficial interests in these Units. The number of Units reflected in this paragraph includes Units held by all branches of Bank of America, N.A.

     (c) Change In Control. The Trustee knows of no arrangements which may subsequently result in a change in control of the Trust.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Trust has no directors or executive officers. See Item 11 for the remuneration received by the Trustee during the years ended December 31, 1999, 1998, and 1997 and Item 12(b) for information concerning Units owned by Bank of America, N.A. in various fiduciary capacities.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

     The following documents are filed as a part of this Report:

FINANCIAL STATEMENTS

     Included in Part II of this Report by reference to the Annual Report of the Trust for the year ended December 31, 1999:

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

EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         (4)(a)          -- Permian Basin Royalty Trust Indenture dated November 3,
                            1980, between Southland Royalty Company and The First
                            National Bank of Fort Worth (now Bank of America, N.A.),
                            as Trustee, heretofore filed as Exhibit (4)(a) to the
                            Trust's Annual Report on Form 10-K to the Securities and
                            Exchange Commission for the fiscal year ended December
                            31, 1980, is incorporated herein by reference.*
            (b)          -- Net Overriding Royalty Conveyance (Permian Basin Royalty
                            Trust) from Southland Royalty Company to The First
                            National Bank of Fort Worth (now Bank of America, N.A.),
                            as Trustee, dated November 3, 1980 (without Schedules),
                            heretofore filed as Exhibit (4)(b) to the Trust's Annual
                            Report on Form 10-K to the Securities and Exchange
                            Commission for the fiscal year ended December 31, 1980,
                            is incorporated herein by reference.*
            (c)          -- Net Overriding Royalty Conveyance (Permian Basin Royalty
                            Trust -- Waddell Ranch) from Southland Royalty Company to
                            The First National Bank of Fort Worth (now Bank of
                            America, N.A.), as Trustee, dated November 3, 1980
                            (without Schedules), heretofore filed as Exhibit (4)(c)
                            to the Trust's Annual Report on Form 10-K to the
                            Securities and Exchange Commission for the fiscal year
                            ended December 31, 1980, is incorporated herein by
                            reference.*
        (13)             -- Registrant's Annual Report to security holders for fiscal year ended December 31, 1999.**
        (23)             -- Consent of Cawley, Gillespie & Associates, Inc.,
                            reservoir engineer.**
        (27)             -- Financial Data Schedule.**

---------------

 * A copy of this Exhibit is available to any Unit holder, at the actual cost of reproduction, upon written request to the Trustee, Bank of America, N.A., P.O. Box 830650, Dallas, Texas 75283-0650.

** Filed herewith.

REPORTS ON FORM 8-K

     During the last quarter of the Trust's fiscal year ended December 31, 1999, there were no reports on Form 8-K filed by the Trust.

                                   SIGNATURE

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                            BANK OF AMERICA, N.A.
                                              TRUSTEE OF THE PERMIAN BASIN
                                              ROYALTY TRUST

                                            By      /s/ RON E. HOOPER
                                             -----------------------------------
                                                        Ron E. Hooper
                                                       Vice President

Date: March 27, 2000

              (The Trust has no directors or executive officers.)

                                       16