Form 10-K405, Exhibit 13
period 2000-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2001-03-29
CIK 319654

                          ANNUAL REPORT TO SHAREHOLDERS


                                                                      EXHIBIT 13


                                  [COVER PAGE]

                       [PERMIAN BASIN ROYALTY TRUST LOGO]

           PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2000




                           [MAP OF COUNTIES IN TEXAS]


           TEXAS ROYALTY PROPERTIES ARE LOCATED IN 35 TEXAS COUNTIES.
              WADDELL RANCH PROPERTIES ARE LOCATED IN CRANE COUNTY.

THE TRUST

           The Permian Basin Royalty Trust's (the "Trust") principal assets are comprised of a 75% net overriding royalty interest carved out by Southland Royalty Company ("Southland") from its fee mineral interest in the Waddell Ranch properties in Crane County, Texas ("Waddell Ranch properties"), and a 95% net overriding royalty interest carved out by Southland from its major producing royalty properties in Texas ("Texas Royalty properties"). The interests out of which the Trust's net overriding royalty interests were carved were in all cases less than 100%. The Trust's net overriding royalty interests represent burdens against the properties in favor of the Trust without regard to ownership of the properties from which the overriding royalty interests were carved. The net overriding royalties above are collectively referred to as the "Royalties." The properties and interests form which the Royalties were carved and which the Royalties now burden are collectively referred to as the "Underlying Properties."

           The Trust has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. ("Meridian"), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company ("BROG"). Any reference to BROG hereafter for periods prior to the occurrence of the aforementioned name change or merger should, as applicable, be construed to be a reference to Meridian or Southland. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 ("Texas Royalty Conveyance"), were sold to Riverhill Energy Corporation ("Riverhill Energy") of Midland, Texas.

UNITS OF BENEFICIAL INTEREST

           Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:

                                             SALES PRICE
                                     ---------------------------
2000                                     HIGH           LOW        DISTRIBUTIONS
------------                         ------------   ------------   -------------
First Quarter ....................   $     5.6250   $     4.3125   $    .134440
Second Quarter ...................         5.1250         4.2500        .190844
Third Quarter ....................         5.8125         4.7500        .203032
Fourth Quarter ...................         6.6250         5.2500        .234311
                                     ------------   ------------   ------------
     Total for 2000 ..............                                 $    .762627
                                                                   ============

1999
------------
First Quarter ....................   $      4.500   $      3.875   $    .035064
Second Quarter ...................          4.563          3.938        .082509
Third Quarter ....................          5.938          4.063        .127116
Fourth Quarter ...................          5.875          4.938        .151628
                                     ------------   ------------   ------------
     Total for 1999 ..............                                 $    .396317
                                                                   ============

           Approximately 2,473 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2000. Distribution of ownership of Units is presented in the following table:

TO UNIT HOLDERS

           We are pleased to present the twenty-first Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2000, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland).

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

           Royalty income received by the Trustee for the year ended December 31, 2000, was $35,835,746 and interest income earned for the same period was $85,348. General and administrative expenses amounted to $375,953. A total of $35,545,141, or $.762627 per Unit, was distributed to Unit holders during 2000. A discussion of factors affecting the distributions for 2000 may be found in the Trustee's Discussion and Analysis section of this report and the accompanying Form 10-K.

           As of December 31, 2000, the Trust's proved reserves were estimated at 10,218,000 Bbls of oil and 36,491 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2000, amount to $544,340,000 or $11.70 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2000, was $279,813,000 or $6.00 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

           As has been previously reported, Southland advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record effective January 1, 1996. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by Coastal Management Corporation ("CMC") and Riverhill Capital Corporation ("Riverhill Capital"), but remain under the direction of BROG.

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

           The Omnibus Budget Reconciliation Act of 1990 allows percentage depletion on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. However, the Trustee and its accountants have estimated the percentage depletion for January through December 2000, and it appears that cost depletion will exceed percentage depletion for all Unit holders.

           Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

           Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2001, and for the year ending December 31, 2001. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

                                      Bank of America, N.A., Trustee



                                      By:        /s/ RON E. HOOPER
                                         ---------------------------------
                                                     Ron E. Hooper
                                                     Senior Vice President

DESCRIPTION OF THE PROPERTIES

           The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2000, is approximately 10.3 years.

           The net overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net overriding royalty interest was carved, vary from 37.5% to 50.0% in 78,175 gross (34,205 net) acres, containing 792 gross (328 net) productive oil wells, 175 gross (73 net) productive gas wells and 336 gross (133 net) injection wells.

           Six major fields on the Waddell Ranch properties account for more than 90% of the total production. In the six fields, there are 12 producing zones ranging in depth from 2,800 to 10,600 feet. Most prolific of these zones are the Grayburg and San Andres, which produce from depths between 2,800 and 3,400 feet. Productive from the San Andres are the Sand Hills (Judkins) gas field and the Sand Hills (McKnight) oil field.

           The Dune and Waddell oil fields are productive from both the Grayburg and San Andres formations. The Sand Hills (Tubb) oil fields produce from the Tubb formation at depths averaging 4,300 feet, and the University Waddell (Devonian) oil field is productive from the Devonian formation between 8,400 and 9,200 feet.

           All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for remedial and maintenance activities during 2000 totaled approximately $8.6 million.

           The Texas Royalty properties, out of which the other net overriding royalty was carved, are located in 33 counties across Texas. The Texas Royalty properties consist of approximately 125 separate royalty interests containing approximately 303,000 gross (51,000 net) producing acres. Approximately 41% of the future net revenues discounted at 10% attributable to Texas Royalty properties are located in the Wasson and Yates fields.

           BROG has informed the Trustee that the 2001 capital expenditures budget should total approximately $11 million of which $4.7 million is attributable to the drilling program and $5.5 million to workovers and recompletions.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

           The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2000, was computed as shown in the table on the next page.

                                                                       YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------
                                                              2000                              1999
                                                   ----------------------------    ----------------------------
                                                     Waddell          Texas          Waddell          Texas
                                                      Ranch          Royalty          Ranch          Royalty
                                                    Properties      Properties      Properties      Properties
                                                   ------------    ------------    ------------    ------------
Gross Proceeds of Sales
From the Underlying Properties:
    Oil Proceeds ................................. $ 31,289,829    $  9,770,732    $ 18,667,382    $  5,261,863
    Gas Proceeds .................................   18,342,926       2,701,298      12,794,695       1,760,499
    Other Payments(a) ............................           --              --              --              --
                                                   ------------    ------------    ------------    ------------

        Total ....................................   49,632,755      12,472,030      31,462,077       7,022,362
                                                   ------------    ------------    ------------    ------------
Less:
    Severance Tax
        Oil ......................................    1,288,522         373,643         726,944         186,846
        Gas ......................................    1,189,617         146,512         773,689          77,379
        Other ....................................       26,991              --          44,839          16,000
    Lease Operating Expense and Property Tax
        Oil and Gas ..............................    9,318,915         442,523       9,687,476         525,035
        Other Payments ...........................           --              --         132,166         180,000
    Capital Expenditures .........................    4,606,227              --       1,052,769              --
                                                   ------------    ------------    ------------    ------------
            Total ................................   16,430,272         962,678      12,417,883         985,260
                                                   ------------    ------------    ------------    ------------
    Net Profits ..................................   33,202,483      11,509,352      19,044,194       6,037,102
    Net Overriding Royalty Interest ..............           75%             95%             75%             95%
                                                   ------------    ------------    ------------    ------------
Royalty Income ...................................   24,901,862      10,933,884      14,284,146       5,735,247
Negative Revenue (b) .............................           --              --       1,218,732              --
Litigation Settlement (c) ........................           --              --              --              --
                                                   ------------    ------------    ------------    ------------
     Total Royalty Income for Distribution .......   24,901,862      10,933,884    $ 13,064,414    $  5,735,247
                                                   ============    ============    ============    ============


                                                       YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                               1998
                                                    -----------------------------
                                                      Waddell           Texas
                                                       Ranch           Royalty
                                                     Properties       Properties
                                                    ------------     ------------
Gross Proceeds of Sales
From the Underlying Properties:
    Oil Proceeds .................................  $ 18,821,076     $  5,404,598
    Gas Proceeds .................................    13,769,872        1,880,571
    Other Payments(a) ............................            --          540,543
                                                    ------------     ------------

        Total ....................................    32,590,948        7,825,712
                                                    ------------     ------------
Less:
    Severance Tax
        Oil ......................................       725,100          196,770
        Gas ......................................    (1,229,730)         104,759
        Other ....................................            --               --
    Lease Operating Expense and Property Tax
        Oil and Gas ..............................    14,096,881          790,246
        Other Payments ...........................            --               --
    Capital Expenditures .........................    15,874,193               --
                                                    ------------     ------------
            Total ................................    29,396,444        1,091,775
                                                    ------------     ------------
    Net Profits ..................................     3,194,504        6,733,937
    Net Overriding Royalty Interest ..............            75%              95%
                                                    ------------     ------------
Royalty Income ...................................     2,395,878        6,397,240
Negative Revenue (b) .............................     1,218,732               --
Litigation Settlement (c) ........................       766,051               --
                                                    ------------     ------------
     Total Royalty Income for Distribution .......  $  4,380,661     $  6,397,240
                                                    ============     ============

                                                                         YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------
                                                                    1997                          1996
                                                         --------------------------    --------------------------
                                                           Waddell        Texas          Waddell         Texas
                                                            Ranch        Royalty          Ranch         Royalty
                                                         Properties     Properties      Properties     Properties
                                                         -----------    -----------    -----------    -----------
Gross Proceeds of Sales
From the Underlying Properties:
    Oil Proceeds .....................................   $27,099,891    $ 8,427,062    $26,720,538    $ 8,249,254
    Gas Proceeds .....................................    17,105,677      2,318,393     14,056,885      1,898,423
    Other Payments(a) ................................            --             --             --             --
                                                         -----------    -----------    -----------    -----------
        Total ........................................    44,205,568     10,745,455     40,777,423     10,147,677
                                                         -----------    -----------    -----------    -----------
Less:
    Severance Tax
        Oil ..........................................     1,037,862        320,447      1,103,059        315,491
        Gas ..........................................     1,232,298        135,717      1,041,208        114,812
        Other ........................................            --             --         63,954         24,970
    Lease Operating Expense and Property Tax
        Oil and Gas ..................................    12,239,689        597,508     12,209,663      1,637,143
        Other Payments ...............................        50,297
    Capital Expenditures .............................    11,789,849             --      9,989,064             --
                                                         -----------    -----------    -----------    -----------
            Total ....................................    26,349,995      1,053,672     24,406,948      2,092,416
                                                         -----------    -----------    -----------    -----------
     Net Profits .....................................    17,855,573      9,691,783     16,370,475      8,055,261
     Net Overriding Royalty Interest .................            75%            95%            75%            95%
                                                         -----------    -----------    -----------    -----------
Royalty Income .......................................    13,391,679      9,207,194     12,277,856      7,652,498
Negative Revenue (b) .................................            --             --             --             --
Litigation Settlement (c) ............................            --             --             --             --
                                                         -----------    -----------    -----------    -----------
     Total Royalty Income for Distribution ...........   $13,391,679    $ 9,207,194    $12,277,856    $ 7,652,498
                                                         ===========    ===========    ===========    ===========

---------------------
     (a) The Trust received funds in 1998 from BROG which represented the Trust's portion of amounts that had been previously held in suspense by BROG relating to the Texas Royalty properties. The Trustee was advised that these amounts relate to revenues received by BROG prior to the conveyance of its interest in the Texas Royalty properties to Riverhill Energy in February 1997.

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

     (c) In November 1998, the Trust received its portion of settlement proceeds totaling $766,051 from a class-action lawsuit.

DISCUSSION AND ANALYSIS

Trustee's Discussion and Analysis for the Three-Year Period Ended
December 31, 2000

     Royalty income received by the Trust for the three-year period ended December 31, 2000, is reported in the following table:

                                                   Year Ended December 31,
                                        ------------------------------------------
ROYALTIES                                  2000             1999           1998
---------                               ------------    -----------    -----------
Total Revenue ........................   $35,835,746    $18,799,659    $10,777,901
                                                 100%           100%           100%
Oil Revenue ..........................    24,901,862     12,202,023      5,788,953
                                                  70%            65%            54%
Gas Revenue ..........................    10,933,884      6,597,626      3,709,381
                                                  30%            35%            34%
Other Payments .......................            --             --        513,516
                                                  --             --              5%
Litigation Payment ...................            --             --        766,051
                                                  --             --              7%
Total Revenue/Unit ...................   $   .768862    $   .403350    $   .231242

     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2000, 1999 and 1998 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

                                                  Year Ended December 31,
                                             ---------------------------------
                                               2000        1999        1998
                                             ---------   ---------   ---------
ROYALTIES
Oil Sales (Bbls) .........................     919,429     909,352     457,010
Gas Sales (Mcf) ..........................   3,346,445   3,464,208   1,432,949

UNDERLYING PROPERTIES
Oil
  Total Oil Sales (Bbls) .................   1,486,110   1,674,898   1,909,702
  Average Per Day (Bbls) .................       4,072       4,589       5,232
  Average Price/Bbl ......................   $   27.66   $   14.29   $   12.69

Gas
  Total Gas Sales (Mcf) ..................   5,890,023   6,907,167   7,373,436
  Average Per Day (Mcf) ..................      16,137      18,924      20,201
  Average Price/Mcf ......................   $    3.63   $    2.11   $    2.12

     The average price of oil increased to $27.66 per barrel in 2000, up from $14.29 per barrel in 1999. During this period, oil prices climbed to decade record highs from low levels in 1998. In addition, the average price of gas rose dramatically from $2.11 per Mcf in 1999 to $3.63 per Mcf in 2000.

     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. As discussed below, during 1998, there were certain months in which costs exceeded revenues on the Waddell Ranch properties. As a result, no royalty income was received for those months. Production attributable to the Trust is calculated based on net royalty income. As there was no royalty income, no production was reported for the Waddell Ranch properties at the Trust level for those months. Production at the Trust level for the Waddell Ranch properties was not recorded again until February 1999 when the cumulative excess amounts had been recovered. Total oil production decreased approximately 11% from 1999 to 2000 primarily due to lower capital expenditures in previous years. Total gas sales decreased approximately 15% from 1999 to 2000 primarily due to a decrease in capital expenditures in previous years and natural production decline.

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

     Total capital expenditures in 2000 used in the net overriding royalty calculation were approximately $5.1 million compared to $1.1 million in 1999 and $15.9 million in 1998. During 2000, there were no wells drilled and completed on the Waddell Ranch properties. At December 31, 2000, there were 10 gross (4.88 net) wells in progress on the Waddell Ranch properties.

     In 2000, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $9.3 million, which amount was approximately the same as in 1999.

     The Trustee has been advised by BROG that for the period August 1, 1993, through June 30, 2001, the oil from the Waddell Ranch was sold under a competitive bid to a third party.

     During 2000, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $85,348. Interest income for 1999 and 1998 was $27,331 and $27,825, respectively.

     General and administrative expenses in 2000 were $375,953 compared to $355,148 in 1999 and $391,344 in 1998.

     Distributable income for 2000 was $35,545,141, or $.762627 per Unit.

     Distributable income for 1999 was $18,471,842, or $.396317 per Unit.

     Distributable income for 1998 was $10,414,382, or $.223443 per Unit.

RESULTS OF THE FOURTH QUARTERS OF 2000 AND 1999

     Royalty income received by the Trust for the fourth quarter of 2000 amounted to $10,938,461 or $.234686 per Unit. For the fourth quarter of 1999, the Trust received royalty income of $7,100,864 or $.152350 per Unit. Interest income for the fourth quarter of 2000 amounted to $28,872 compared to $12,509 for the fourth quarter of 1999. The increase in interest income can be attributed primarily to an increase in funds available for investment. General and administrative expenses totaled $46,306 for the fourth quarter of 2000 compared to $46,173 for the fourth quarter of 1999.

     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 1999 are as follows:

                                                                                   FOURTH QUARTER
                                                                           ----------------------------
                                                                              2000               1999
                                                                           ----------        ----------
               ROYALTIES
                  Oil Sales (Bbls)                                            261,030           235,216
                  Gas Sales (Mcf)                                             873,994           946,780

              UNDERLYING PROPERTIES
                  Total Oil Sales (Bbls)                                      376,705           379,585
                  Average Per Day (Bbls)                                        4,095             4,126
                  Average Price/Bbls                                       $    29.18        $    20.47
                  Total Gas Sales (Mcf)                                     1,360,733         1,623,387
                  Average Per Day (Mcf)                                        14,791            17,646
                  Average Price/Mcf                                        $     4.45        $     2.79

     The posted price of oil increased for the fourth quarter of 2000 compared to the fourth quarter of 1999, resulting in an average price per barrel of $29.18 compared to $20.47 in the same period of 1999. The average price of gas increased for the fourth quarter of 2000 compared to the same period in 1999, resulting in an average price per Mcf of $4.45 compared to $2.79 in the fourth quarter of 1999.

     The Trustee has been advised that oil sales decreased in 2000 compared to the same period in 1999 primarily due to decreased capital expenditures in prior periods and natural production declines. Gas sales from the Underlying Properties decreased in the fourth quarter of 2000 compared to the same period in 1999 due to the same factors.

     The Trust has been advised that no wells were drilled and completed during the three months ended December 31, 2000, and there were 10 gross (4.88 net) wells in progress.

                           PERMIAN BASIN ROYALTY TRUST
                              FINANCIAL STATEMENTS

               STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
                           DECEMBER 31, 2000 AND 1999

ASSETS                                                                2000         1999
                                                                   ----------   ----------
Cash and Short-term Investments ................................   $3,056,122   $2,415,245
Net Overriding Royalty Interests in Producing Oil and
  Gas Properties - Net (Notes 2 and 3) .........................    2,595,254    2,889,978
                                                                   ----------   ----------
                                                                   $5,651,376   $5,305,223
                                                                   ==========   ==========
LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders ...........................   $3,056,122   $2,415,245
Trust Corpus - 46,608,796 Units of Beneficial Interest
  Authorized and Outstanding ...................................    2,595,254    2,889,978
                                                                   ----------   ----------
                                                                   $5,651,376   $5,305,223
                                                                   ==========   ==========

                       STATEMENTS OF DISTRIBUTABLE INCOME
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2000

                                                                2000           1999         1998
                                                             -----------   -----------   -----------
Royalty Income (Notes 2 and 3) ...........................   $35,835,746   $18,799,659   $10,777,901
Interest Income ..........................................        85,348        27,331        27,825
                                                             -----------   -----------   -----------
                                                              35,921,094    18,826,990    10,805,726
Expenditures -- General and Administrative ...............       375,953       355,148       391,344
                                                             -----------   -----------   -----------
Distributable Income .....................................   $35,545,141   $18,471,842   $10,414,382
                                                             ===========   ===========   ===========
Distributable Income per Unit (46,608,796 Units) .........   $   .762627   $   .396317   $   .223443
                                                             ===========   ===========   ===========

                      STATEMENTS OF CHANGES IN TRUST CORPUS
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2000

                                                                2000              1999           1998
                                                             ------------     -----------    ------------
Trust Corpus, Beginning of Period ........................   $  2,889,978    $  3,336,583    $  3,496,594
Amortization of Net Overriding Royalty Interests
  (Notes 2 and 3) ........................................       (294,724)       (446,605)       (160,011)
Distributable Income .....................................     35,545,141      18,471,842      10,414,382
Distributions Declared ...................................     35,545,141     (18,471,842)    (10,414,382)
                                                             ============    ============    ============
Trust Corpus, End of Period ..............................   $  2,595,254    $  2,889,978    $  3,336,583
                                                             ============    ============    ============

      The accompanying notes to financial statements are an integral part of these statements.

                           NOTES TO FINANCIAL STATEMENTS

1.   TRUST ORGANIZATION AND PROVISIONS

     The Permian Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank of America, N.A. ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust (1) a 75% net overriding royalty in Southland's fee mineral interest in the Waddell Ranch in Crane County, Texas ("Waddell Ranch properties") and (2) a 95% net overriding royalty carved out of Southland's major producing royalty properties in Texas ("Texas Royalty properties"). The net overriding royalties above are collectively referred to as the "Royalties."

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

     The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2000 and 1999, aggregated $8,379,962 and $8,085,238, respectively.

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

     The financial statements of the Trust differ from financial statements prepared in accordance with accounting principles generally accepted in the United States of America because revenues are not accrued in the month of production and certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Amortization of the Royalties calculated on a unit-of-production basis is charged directly to trust corpus.

     The Financial Accounting Standards Board ("FASB") issued, in June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133", which establishes accounting and reporting standards for derivative instruments. These standards are effective for the Trust January 1, 2001. The Trustee does not believe the adoption of these standards has had or will have an impact on the financial statements of the Trust.

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

7.   QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2000 (in thousands, except per Unit amounts):

                                                                          DISTRIBUTABLE
                                                                           INCOME AND
                                               ROYALTY   DISTRIBUTABLE    DISTRIBUTION
2000                                           INCOME       INCOME          PER UNIT
-------------                                  -------   -------------    -------------
First Quarter ..............................   $ 6,373     $ 6,266          $0.134440
Second Quarter .............................     9,037       8,895           0.190844
Third Quarter ..............................     9,487       9,463           0.203032
Fourth Quarter .............................    10,939      10,921           0.234311
                                               -------     -------          ---------
     Total .................................   $35,836     $35,545          $ .762627
                                               =======     =======          =========

                                                                          DISTRIBUTABLE
                                                                           INCOME AND
                                               ROYALTY   DISTRIBUTABLE    DISTRIBUTION
1999                                            INCOME      INCOME          PER UNIT
-------------                                  -------   -------------    -------------
First Quarter ..............................   $ 1,776     $ 1,634          $0.035064
Second Quarter .............................     3,957       3,846           0.082509
Third Quarter ..............................     5,966       5,925           0.127116
Fourth Quarter .............................     7,101       7,067           0.151628
                                               -------     -------          ---------
     Total .................................   $18,800     $18,472          $0.396317
                                               =======     =======          =========

INDEPENDENT AUDITORS' REPORT

Bank of America, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust (the "Trust") as of December 31, 2000 and 1999, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the financial statements, these statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2000 and 1999, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2000, on the basis of accounting described in Note 3.


     /s/ DELOITTE & TOUCHE LLP
--------------------------------------------

Dallas, Texas
March 20, 2001

                                   PERMIAN BASIN ROYALTY TRUST
                                   901 Main Street, Suite 1700
                                   P.O. Box 830650
                                   Dallas, Texas 75202
                                   Bank of America, N.A., Trustee

                                   AUDITORS
                                   Deloitte & Touche LLP
                                   Dallas, Texas

                                   LEGAL COUNSEL
                                   Thompson & Knight L.L.P.
                                   Dallas, Texas

                                   TAX COUNSEL
                                   Winstead, Sechrist Minick
                                   Houston, Texas

                                   TRANSFER AGENT
                                   Mellon Investor Services LLC
                                   Ridgefield Park, New Jersey