Form 10-K405, Exhibit 13
period 2001-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2002-03-28
CIK 319654

                          ANNUAL REPORT TO SHAREHOLDERS

                                                                      EXHIBIT 13


                                  [COVER PAGE]

                       [PERMIAN BASIN ROYALTY TRUST LOGO]

           PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2001




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

UNITS OF BENEFICIAL INTEREST

         Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:

                                                                   SALES PRICE
                                                      -----------------------------------
                                                                                                    DISTRIBUTIONS
2001                                                     HIGH                     LOW                   PAID
                                                      -----------             -----------          ----------------
First Quarter.....................................    $     6.700             $    5.625           $        .256445
Second Quarter....................................          6.850                  5.000                    .256094
Third Quarter.....................................          6.530                  5.500                    .179718
Fourth Quarter....................................          5.950                  5.200                    .154651
                                                                                                   ----------------
          Total for 2001..........................                                                 $        .846908
                                                                                                   ================

2000
First Quarter.....................................    $    5.6250             $   4.3125           $        .134440
Second Quarter....................................         5.1250                 4.2500                    .190844
Third Quarter.....................................         5.8125                 4.7500                    .203032
Fourth Quarter....................................         6.6250                 5.2500                    .234311
                                                                                                   ----------------
          Total for 2000..........................                                                 $        .762627
                                                                                                   ================

         Approximately 2,118 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2001.

TO UNIT HOLDERS

         We are pleased to present the twenty-second Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2001, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland).

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

         Royalty income received by the Trustee for the year ended December 31, 2001, was $39,816,141 and interest income earned for the same period was $77,977. General and administrative expenses amounted to $420,723. A total of $39,473,395, or $.846908 per Unit, was distributed to Unit holders during 2001. A discussion of factors affecting the distributions for 2001 may be found in the Trustee's Discussion and Analysis section of this report and the accompanying Form 10-K.

         As of December 31, 2001, the Trust's proved reserves were estimated at 7,377,792 Bbls of oil and 25,917 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2001, amount to $174,342,000 or $3.74 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2001, was $93,102,000 or $2.01 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

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

         The Omnibus Budget Reconciliation Act of 1990 allows percentage depletion on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. However, the Trustee and its accountants have estimated the percentage depletion for January through December 2001, and it appears that cost depletion will exceed percentage depletion for all Unit holders.

         Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

         Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2002, and for the year ending December 31, 2002. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.


                                      Bank of America, N.A., Trustee



                                      By:     /s/ RON E. HOOPER
                                         --------------------------------------
                                         Ron E. Hooper
                                         Senior Vice President

DESCRIPTION OF THE PROPERTIES

         The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2001, is approximately 7.4 years.

         The net overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net overriding royalty interest was carved, vary from 37.5% to 50.0% in 78,175 gross (34,205 net) acres, containing 750 gross (332 net) productive oil wells, 182 gross (87 net) productive gas wells and 336 gross (147 net) injection wells.

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

         All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for remedial and maintenance activities during 2001 totaled approximately $9.5 million.

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

         BROG has informed the Trustee that the 2002 capital expenditures budget should total approximately $9.6 million of which $0 is attributable to the drilling program and $9.6 million to workovers and recompletions.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

         The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2001, was computed as shown in the table on the next page.

                                                                           YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------------------------
                                                          2001                      2000                       1999
                                                ------------------------  -------------------------   -------------------------
                                                  Waddell       Texas       Waddell       Texas        Waddell        Texas
                                                   Ranch       Royalty       Ranch       Royalty        Ranch        Royalty
                                                 Properties   Properties   Properties   Properties    Properties    Properties
                                                -----------  -----------  -----------   -----------   -----------   -----------
Gross Proceeds of Sales
From the Underlying Properties:
    Oil Proceeds .............................  $26,477,679  $ 9,524,586  $31,289,829   $ 9,770,732   $18,667,382   $ 5,261,863
    Gas Proceeds .............................   26,068,379    3,771,184   18,342,926     2,701,298    12,794,695     1,760,499
    Other Payments(a) ........................           --           --           --            --            --            --
                                                -----------  -----------  -----------   -----------   -----------   -----------
        Total ................................   52,546,058   13,295,770   49,632,755    12,472,030    31,462,077     7,022,362
                                                -----------  -----------  -----------   -----------   -----------   -----------
Less:
    Severance Tax
        Oil ..................................    1,108,968      374,204    1,288,522       373,643       726,944       186,846
        Gas ..................................    1,160,095      239,337    1,189,617       146,512       773,689        77,379
        Other ................................           --           --       26,991            --        44,839        16,000
    Lease Operating Expense and Property Tax
        Oil and Gas ..........................    9,086,468      605,125    9,318,915       442,523     9,687,476       525,035
        Other Payments .......................       50,000           --           --            --       132,166       180,000
    Capital Expenditures .....................    3,350,003           --    4,606,227            --     1,052,769            --
                                                -----------  -----------  -----------   -----------   -----------   -----------
             Total ...........................   14,755,534    1,218,666   16,430,272       962,678    12,417,883       985,260
                                                -----------  -----------  -----------   -----------   -----------   -----------
    Net Profits ..............................   37,790,525   12,077,104   33,202,483    11,509,352    19,044,194     6,037,102
    Net Overriding Royalty Interest ..........           75%          95%          75%           95%           75%           95%
                                                -----------  -----------  -----------   -----------   -----------   -----------
Royalty Income ...............................   28,342,893   11,473,248   24,901,862    10,933,884    14,284,146     5,735,247
Negative Revenue (b) .........................           --           --           --            --     1,218,732            --
Litigation Settlement (c) ....................           --           --           --            --            --            --
                                                -----------  -----------  -----------   -----------   -----------   -----------
    Total Royalty Income for Distribution ....  $28,342,893  $11,473,248   24,901,862    10,933,884   $13,064,414   $ 5,735,247
                                                ===========  ===========  ===========   ===========   ===========   ===========

                                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------------------
                                                               1998                             1997
                                                   -----------------------------    ----------------------------
                                                     Waddell           Texas          Waddell          Texas
                                                      Ranch            Royalty         Ranch           Royalty
                                                    Properties       Properties      Properties      Properties
                                                   ------------     ------------    ------------    ------------
Gross Proceeds of Sales
From the Underlying Properties:
     Oil Proceeds ..............................   $ 18,821,076     $  5,404,598    $ 27,099,891    $  8,427,062
     Gas Proceeds ..............................     13,769,872        1,880,571      17,105,677       2,318,393
     Other Payments(a) .........................             --          540,543              --              --
                                                   ------------     ------------    ------------    ------------
        Total ..................................     32,590,948        7,825,712      44,205,568      10,745,455
                                                   ------------     ------------    ------------    ------------
Less:
     Severance Tax
        Oil ....................................        725,100          196,770       1,037,862         320,447
        Gas ....................................     (1,229,730)         104,759       1,232,298         135,717
        Other ..................................             --               --              --              --
     Lease Operating Expense and Property Tax
        Oil and Gas ............................     14,096,881          790,246      12,239,689         597,508
        Other Payments .........................             --               --          50,297
     Capital Expenditures ......................     15,874,193               --      11,789,849              --
                                                   ------------     ------------    ------------    ------------
              Total ............................     29,396,444        1,091,775      26,349,995       1,053,672
                                                   ------------     ------------    ------------    ------------
     Net Profits ...............................      3,194,504        6,733,937      17,855,573       9,691,783
     Net Overriding Royalty Interest ...........             75%              95%             75%             95%
                                                   ------------     ------------    ------------    ------------
Royalty Income .................................      2,395,878        6,397,240      13,391,679       9,207,194
Negative Revenue (b) ...........................      1,218,732               --              --              --
Litigation Settlement (c) ......................        766,051               --              --              --
                                                   ------------     ------------    ------------    ------------
     Total Royalty Income for Distribution .....   $  4,380,661     $  6,397,240    $ 13,391,679    $  9,207,194
                                                   ============     ============    ============    ============

----------

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

DISCUSSION AND ANALYSIS

Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 2001

         Royalty income received by the Trust for the three-year period ended December 31, 2001, is reported in the following table:

                                               YEAR ENDED DECEMBER 31,
                                      -----------------------------------------
       ROYALTIES                         2001           2000           1999
                                      -----------    -----------    -----------
       Total Revenue ..............   $39,816,141    $35,835,746    $18,799,659
                                              100%           100%           100%
       Oil Revenue ................    22,466,757     24,901,862     12,202,023
                                               56%            70%            65%
       Gas Revenue ................    17,349,384     10,933,884      6,597,626
                                               44%            32%            35%
       Total Revenue/Unit .........   $   .854327    $   .768862    $   .403350

         Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2001, 2000 and 1999 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

                                                        YEAR ENDED DECEMBER 31,
                                                  ---------------------------------
       ROYALTIES                                    2001        2000        1999
                                                  ---------   ---------   ---------
       Oil Sales (Bbls) .......................     941,202     919,429     909,352
       Gas Sales (Mcf) ........................   3,875,586   3,346,445   3,464,208

       UNDERLYING PROPERTIES
       Oil
                  Total Oil Sales (Bbls) ......   1,434,983   1,486,110   1,674,898
                  Average Per Day (Bbls) ......       3,931       4,072       4,589
                  Average Price/Bbl ...........   $   24.88   $   27.66   $   14.29

       Gas
                  Total Gas Sales (Mcf) .......   6,441,298   5,890,023   6,907,167
                  Average Per Day (Mcf) .......      17,593      16,137      18,924
                  Average Price/Mcf ...........   $    4.70   $    3.63   $    2.11

         The average price of oil decreased to $24.88 per barrel in 2001, down from $27.66 per barrel in 2000. In addition, the average price of gas rose from $3.63 per Mcf in 2000 to $4.70 per Mcf in 2001.

         Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production decreased approximately 3.5% from 2000 to 2001 primarily due to lower capital expenditures in previous years. Total gas sales increased approximately 9% from 2000 to 2001 primarily due to a increase in capital expenditures for gas wells.

         Total capital expenditures in 2001 used in the net overriding royalty calculation were approximately $3.4 million compared to $4.6 million in 2000 and $1.1 million in 1999. During 2001, there were 11 gross (.76 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2001, there were 8 gross (3.75 net) wells in progress on the Waddell Ranch properties.

         In 2001, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $9.1 million, which amount was approximately the same as in 2000.

         The Trustee has been advised by BROG that for the period August 1, 1993, through June 30, 2002, the oil from the Waddell Ranch was sold under a competitive bid to a third party.

         During 2001, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $77,977. Interest income for 2000 and 1999 was $85,348 and $27,331, respectively.

         General and administrative expenses in 2001 were $420,723 compared to $375,953 in 2000 and $355,148 in 1999.

         Distributable income for 2001 was $39,473,395, or $.846909 per Unit.

         Distributable income for 2000 was $35,545,141, or $.762627 per Unit.

         Distributable income for 1999 was $18,471,842, or $.396317 per Unit.

RESULTS OF THE FOURTH QUARTERS OF 2001 AND 2000

         Royalty income received by the Trust for the fourth quarter of 2001 amounted to $7,247,490 or $.154651 per Unit. For the fourth quarter of 2000, the Trust received royalty income of $10,938,461 or $.234686 per Unit. Interest income for the fourth quarter of 2001 amounted to $9,925 compared to $28,872 for the fourth quarter of 2000. The decrease in interest income can be attributed primarily to a decrease in interest rates. General and administrative expenses totaled $49,388 for the fourth quarter of 2001 compared to $46,306 for the fourth quarter of 2000.

         Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2000 are as follows:

                                                              FOURTH QUARTER
                                                           ---------------------
                                                             2001        2000
                                                           ---------   ---------
                  ROYALTIES
                            Oil Sales (Bbls) ...........     226,307     261,030
                            Gas Sales (Mcf) ............     943,738     873,994

                  UNDERLYING PROPERTIES
                            Total Oil Sales (Bbls) .....     350,921     376,705
                            Average Per Day (Bbls) .....       3,814       4,095
                            Average Price/Bbls .........   $   22.52   $   29.18
                            Total Gas Sales (Mcf) ......   1,610,652   1,360,733
                            Average Per Day (Mcf) ......      17,507      14,791
                            Average Price/Mcf ..........   $    2.63   $    4.45

         The posted price of oil decreased for the fourth quarter of 2001 compared to the fourth quarter of 2000, resulting in an average price per barrel of $22.52 compared to $29.18 in the same period of 2000. The average price of gas increased for the fourth quarter of 2001 compared to the same period in 2000, resulting in an average price per Mcf of $2.63 compared to $4.45 in the fourth quarter of 2000.

         The Trustee has been advised that oil sales decreased in 2001 compared to the same period in 2000 primarily due to decreased capital expenditures in prior periods and natural production declines. Gas sales from the Underlying Properties decreased in the fourth quarter of 2001 compared to the same period in 2000 due to the same factors.

         The Trust has been advised that 1 gross (.38 net) well was drilled and completed during the three months ended December 31, 2001, and there were 8 gross (3.75 net) wells in progress.

                           PERMIAN BASIN ROYALTY TRUST
                              FINANCIAL STATEMENTS

               STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
                           DECEMBER 31, 2001 AND 2000

ASSETS                                                         2001         2000
                                                            ----------   ----------
Cash and Short-term Investments .........................   $1,842,420   $3,056,122
Net Overriding Royalty Interests in Producing Oil and
        Gas Properties - Net (Notes 2 and 3) ............    2,371,187    2,595,254
                                                            ----------   ----------
                                                            $4,213,606   $5,651,376
                                                            ==========   ==========
LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders ....................   $1,842,420   $3,056,122
Trust Corpus - 46,608,796 Units of Beneficial Interest
        Authorized and Outstanding ......................    2,371,187    2,595,254
                                                            ----------   ----------
                                                            $4,213,606   $5,651,376
                                                            ==========   ==========


                       STATEMENTS OF DISTRIBUTABLE INCOME
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2001

                                                          2001          2000          1999
                                                       -----------   -----------   -----------
Royalty Income (Notes 2 and 3) .....................   $39,816,141   $35,835,746   $18,799,659
Interest Income ....................................        77,977        85,348        27,331
                                                       -----------   -----------   -----------
                                                        39,894,118    35,921,094    18,826,990
Expenditures -- General and Administrative .........       420,723       375,953       355,148
                                                       -----------   -----------   -----------
Distributable Income ...............................   $39,473,395   $35,545,141   $18,471,842
                                                       ===========   ===========   ===========
Distributable Income per Unit (46,608,796 Units) ...   $   .846908   $   .762627   $   .396317
                                                       ===========   ===========   ===========


                      STATEMENTS OF CHANGES IN TRUST CORPUS
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2001

                                                           2001            2000            1999
                                                       ------------    ------------    ------------
Trust Corpus, Beginning of Period ..................   $  2,595,254    $  2,889,978    $  3,336,583
Amortization of Net Overriding Royalty Interests
       (Notes 2 and 3) .............................       (224,067)       (294,724)       (446,605)
Distributable Income ...............................     39,473,395      35,545,141      18,471,842
Distributions Declared .............................    (39,473,395)    (35,545,141)    (18,471,842)
                                                       ============    ============    ============
Trust Corpus, End of Period ........................   $  2,371,187    $  2,595,254    $  2,889,978
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

2.       NET OVERRIDING ROYALTY INTERESTS AND DISTRIBUTION TO UNIT HOLDERS

         The amounts to be distributed to Unit holders ("Monthly Distribution Amounts") are determined on a monthly basis. The Monthly Distribution Amount is an amount equal to the sum of cash received by the Trustee during a calendar month attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month. To the extent the distribution amount is a negative number, that amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unit holders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before 10 business days after the monthly record date, which is generally the last business day of each calendar month.

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

         The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2001 and 2000, aggregated $8,604,029 and $8,379,962, respectively.

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

7.       QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

         The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2001 (in thousands, except per Unit amounts):

                                                                                                    DISTRIBUTABLE
                                                                                                     INCOME AND
                                                               ROYALTY          DISTRIBUTABLE       DISTRIBUTION
2001                                                           INCOME              INCOME             PER UNIT
                                                         -----------------   -----------------   -----------------
First Quarter.......................................     $          12,092   $          11,953   $         .256445
Second Quarter......................................                12,043              11,936             .256094
Third Quarter.......................................                 8,433               8,376             .179718
Fourth Quarter......................................                 7,247               7,208             .154651
                                                         -----------------   -----------------   -----------------
           Total....................................     $          39,816   $          39,473   $         .846908
                                                         =================   =================   =================

                                                                                                    DISTRIBUTABLE
                                                                                                     INCOME AND
                                                               ROYALTY          DISTRIBUTABLE       DISTRIBUTION
2000                                                           INCOME              INCOME             PER UNIT
                                                         -----------------   -----------------   -----------------
First Quarter.......................................     $           6,373   $           6,266   $        0.134440
Second Quarter......................................                 9,037               8,895            0.190844
Third Quarter.......................................                 9,487               9,463            0.203032
Fourth Quarter......................................                10,939              10,921            0.234311
                                                         -----------------   -----------------   -----------------
           Total....................................     $          35,836             $35,545   $        0.762627
                                                         =================   =================   =================

                          INDEPENDENT AUDITORS' REPORT


BANK OF AMERICA, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

         We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust (the "Trust") as of December 31, 2001 and 2000, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2001 and 2000, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2001, on the basis of accounting described in Note 3.



         /s/ DELOITTE & TOUCHE LLP
--------------------------------------------

Deloitte & Touche LLP
Dallas, Texas
March 22, 2002

                    PERMIAN BASIN ROYALTY TRUST
                    901 Main Street, Suite 1700
                    P.O. Box 830650
                    Dallas, Texas 75202
                    Bank of America, N.A., Trustee

                    AUDITORS
                    Deloitte & Touche LLP
                    Dallas, Texas

                    LEGAL COUNSEL
                    Thompson & Knight L.L.P.
                    Dallas, Texas

                    TAX COUNSEL
                    Winstead, Sechrest Minick
                    Houston, Texas

                    TRANSFER AGENT
                    Mellon Investor Services LLC
                    Ridgefield Park, New Jersey