Form 10-K, Exhibit 13
period 2002-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2003-03-31
CIK 319654

                                                                      EXHIBIT 13



                          ANNUAL REPORT TO SHAREHOLDERS



                                  [COVER PAGE]

                       [PERMIAN BASIN ROYALTY TRUST LOGO]

           PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2002




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

UNITS OF BENEFICIAL INTEREST

         Units of Beneficial Interest ("Units") of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust's two most recent years were as follows:

                                                            SALES PRICE
                                                      -------------------------
                                                                                          DISTRIBUTIONS
2002                                                     HIGH           LOW                   PAID
                                                      ----------     ----------           -------------
First Quarter.....................................    $     5.65     $     4.97           $    .094796

Second Quarter....................................          5.95           5.00                .118491

Third Quarter.....................................          5.35           4.50                .133892

Fourth Quarter....................................          6.40           5.07                .155203
                                                                                          ------------
         Total for 2002...........................                                        $    .502382
                                                                                          ============


2001

First Quarter.....................................    $     6.70     $    5.625           $    .256445

Second Quarter....................................          6.85          5.000                .256094

Third Quarter.....................................          6.53          5.500                .179718

Fourth Quarter....................................          5.95          5.200                .154651
                                                                                          ------------
         Total for 2001...........................                                        $    .846908
                                                                                          ============

         Approximately 2,363 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2002.

TO UNIT HOLDERS

         We are pleased to present the twenty-third Annual Report of the Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2002, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust's properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland).

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

         Royalty income received by the Trustee for the year ended December 31, 2002, was $23,830,604 and interest income earned for the same period was $17,140. General and administrative expenses amounted to $432,338. A total of $23,415,406 or $.502382 per Unit, was distributed to Unit holders during 2002. A discussion of factors affecting the distributions for 2002 may be found in the Trustee's Discussion and Analysis section of this report and the accompanying Form 10-K.

         As of December 31, 2002, the Trust's proved reserves were estimated at 7,497,000 Bbls of oil and 28,506,000 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2002, amount to $294,576,000 or $6.32 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2002, was $161,875,000 or $3.47 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

         As has been previously reported, Southland advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record effective January 1, 1996. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by Schlumberger Technology Corporation ("STC") and Riverhill Capital Corporation ("Riverhill Capital"), but remain under the direction of BROG.

         As was previously reported, in February 1997, BROG sold its interest in the Texas Royalty properties that are subject to the Texas Royalty Conveyance to Riverhill Energy, which at the time was a wholly-owned subsidiary of Riverhill Capital and an affiliate of STC. Subsequently, the Trustee was advised that STC acquired all of the shares of Riverhill Capital. The Trustee has been advised that, as part of this transaction, ownership of Riverhill Energy's interests in the Texas Royalty properties referenced above remain in Riverhill Energy, which was owned by the former shareholders of Riverhill Capital. STC will continue to perform all accounting operations pertaining to the Texas Royalty properties under the direction of Riverhill Energy.

         Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the percentage depletion for January through December 2002, and it appears that cost depletion will exceed percentage depletion for all Unit holders.

         Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

         Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2003, and for the year ending December 31, 2003. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

                                      Bank of America, N.A., Trustee



                                      By:      /s/ RON E. HOOPER
                                               -------------------------------
                                               Ron E. Hooper
                                               Senior Vice President

DESCRIPTION OF THE PROPERTIES

         The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2002, is approximately [6.26] years.

         The net profits/overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net royalty interests are carved vary from 37.5% (Trust net interest) to 50% (Trust net interest) in 76,922 gross acres and 33,276 net acres, containing 765 gross (339 net) productive oil wells, 184 gross (88 net) productive gas wells and 324 gross (141 net) injection wells.

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

         All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment and tertiary recovery projects. Capital expenditures for remedial and maintenance activities during 2002 totaled approximately $9.9 million.

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

         BROG has informed the Trustee that the 2003 capital expenditures budget should total approximately $13.207 million gross of which $1.940 million gross is attributable to drilling, $9.909 million gross to workovers, and $1.358 million gross to facilities.

COMPUTATION OF ROYALTY INCOME RECEIVED BY THE TRUST

         The Trust's royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2002, was computed as shown in the table on the next page.

                                                                             YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------------------
                                                           2002                        2001                        2000
                                                 -------------------------   -------------------------   -------------------------
                                                   Waddell       Texas        Waddell        Texas        Waddell        Texas
                                                    Ranch       Royalty        Ranch        Royalty        Ranch        Royalty
                                                  Properties   Properties    Properties    Properties    Properties    Properties
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Gross Proceeds of Sales
From the Underlying Properties:

   Oil Proceeds ..............................   $20,543,224   $ 7,785,749   $26,477,679   $ 9,524,586   $31,289,829   $ 9,770,732

   Gas Proceeds ..............................    14,861,094     2,245,648    26,068,379     3,771,184    18,342,926     2,701,298

   Other Payments(a) .........................            --            --            --            --            --            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
       Total .................................    35,404,318    10,031,397    52,546,058    13,295,770    49,632,755    12,472,030
                                                 -----------   -----------   -----------   -----------   -----------   -----------
Less:

   Severance Tax

       Oil ...................................       863,299       302,665     1,108,968       374,204     1,288,522       373,643

       Gas ...................................       813,581       159,431     1,160,095       239,337     1,189,617       146,512

       Other .................................        72,396            --            --            --        26,991            --

   Lease Operating Expense and Property Tax

       Oil and Gas ...........................     9,424,724       933,646     9,086,468       605,125     9,318,915       442,523

       Other Payments ........................            --            --        50,000            --            --            --

   Capital Expenditures ......................     3,394,674             0     3,350,003            --     4,606,227            --
                                                 -----------   -----------   -----------   -----------   -----------   -----------
            Total ............................    14,568,674     1,395,742    14,755,534     1,218,666    16,430,272       962,678
                                                 -----------   -----------   -----------   -----------   -----------   -----------

   Net Profits ...............................    20,835,643     8,635,655    37,790,525    12,077,104    33,202,483    11,509,352

   Net Overriding Royalty Interest ...........            75%           95%           75%           95%           75%           95%
                                                 -----------   -----------   -----------   -----------   -----------   -----------

Royalty Income ...............................    15,626,732     8,203,852    28,342,893    11,473,248    24,901,862    10,933,884
                                                 -----------   -----------   -----------   -----------   -----------   -----------
   Total Royalty Income for Distribution .....   $15,626,732   $ 8,203,852   $28,342,893   $11,473,248    24,901,862    10,933,884
                                                 ===========   ===========   ===========   ===========   ===========   ===========



                                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                       1999                                1998
                                                          --------------------------------    ---------------------------------
                                                              Waddell           Texas            Waddell              Texas
                                                               Ranch           Royalty            Ranch              Royalty
                                                            Properties        Properties        Properties         Properties
                                                          --------------    --------------    --------------     --------------
Gross Proceeds of Sales
From the Underlying Properties:

   Oil Proceeds .......................................     $18,667,2382    $    5,261,863    $   18,821,076     $    5,404,598

   Gas Proceeds .......................................       12,794,695         1,760,499        13,769,872          1,880,571

   Other Payments(a) ..................................               --                --                --            540,543
                                                          --------------    --------------    --------------     --------------

       Total ..........................................       31,462,077         7,022,362        32,590,948          7,825,712
                                                          --------------    --------------    --------------     --------------

Less:

   Severance Tax

       Oil ............................................          726,944           186,846           725,100            196,770

       Gas ............................................          773,689            77,379        (1,229,730)           104,759

       Other ..........................................           44,839            16,000                --                 --

   Lease Operating Expense and Property Tax

       Oil and Gas ....................................        9,687,476           525,035        14,096,881            790,246

       Other Payments .................................          132,166           180,000                --                 --

   Capital Expenditures ...............................        1,052,769                --        15,874,193                 --
                                                          --------------    --------------    --------------     --------------

                                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                                       1999                                1998
                                                          --------------------------------    ---------------------------------

            Total .....................................       12,417,883           985,260        29,396,444          1,091,775
                                                          --------------    --------------    --------------     --------------

   Net Profits ........................................       19,044,194         6,037,102         3,194,504          6,733,937

   Net Overriding Royalty Interest ....................               75%               95%               75%                95%
                                                          --------------    --------------    --------------     --------------


Royalty Income ........................................       14,284,146         5,735,247         2,395,878          6,397,240

Negative Revenue (b) ..................................        1,218,732                --         1,218,732                 --

Litigation Settlement (c) .............................               --                --           766,051                 --
                                                          --------------    --------------    --------------     --------------

   Total Royalty Income for Distribution ..............   $   13,064,414    $    5,735,247    $    4,380,661     $    6,397,240
                                                          ==============    ==============    ==============     ==============



----------------------

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

DISCUSSION AND ANALYSIS

Trustee's Discussion and Analysis for the Three-Year Period Ended December 31, 2002

Critical Accounting Policies and Estimates

         The trust's financial statements reflect the selection and application of accounting policies that require the Trust to make significant estimates and assumptions. The following are some of the more critical judgement areas in the application of accounting policies that currently affect the Trust's financial condition and results of operations.

         1.       Revenue Recognition

         Revenues from Royalty Interests are recognized in the period in which amounts are received by the Trust. Royalty income received by the Trust in a given calendar year will generally reflect the proceeds, on an entitlements basis, from natural gas produced for the twelve-month period ended September 30th in that calendar year.

         2.       Reserve Recognition

         Independent petroleum engineers estimate the net proved reserves attributable to the Royalty Interest. In accordance with Statement of Financial Standards No. 69, "Disclosures About Oil and Gas Producing Activities," estimates of future net revenues from proved reserves have been prepared using year-end contractual gas prices additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the reserve estimates and related costs. Numerous uncertainties are inherent in estimating volumes and the value of proved reserves and in projecting future production rates and the timing of development of non-producing reserves.

         3.       Contingencies

         Contingencies related to the Underlying Properties that are unfavorably resolved would generally be reflected by the Trust as reductions to future royalty income payments to the Trust with corresponding reductions to cash distributions to Unitholders.

         4.       New Accounting Pronouncements

         SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and will be adopted by the Trust on January 1, 2003. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The effect of adopting SFAS No. 143 will not have a material impact on the Trust's financial statements.

         SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued in April 2002 and is effective for fiscal years beginning after May 15, 2002. This Statement includes the rescission of FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment to FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The effect of adopting SFAS No. 145 will not have a material impact on the Trust's financial statements.

         SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in June 2002 and will be effective for exit or disposal activities subsequent to December 31, 2002. The Trust anticipates no material impact on its financial statements from the adoption of this accounting standard.

         SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and provides new transition methods if an entity adopts the fair value based method of valuing stock-based compensation suggested in SFAS No. 123 "Accounting for Stock-Based Compensation," as well as requiring additional disclosures in interim and annual financial statements. The Trust has no options or other stock-based instruments and accordingly, the impact of this new Standard is not expected to be material to the financial statements of the Trust.

         FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires disclosures beginning with financial statements ending after December 15, 2002 and requires liability recognition beginning January 1, 2003. The Trust had no such guarantees outstanding as of December 31, 2002.

         FIN No. 46, "Consolidation of Variable Interest Entities" was issued in January 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," applies immediately to variable interest entities created after January 31, 2003 and applies to the first period beginning after June 15, 2003 to entities acquired before February 1, 2003. This FIN does not affect the Trust as it has no unconsolidated subsidiaries accounted for under the equity method of accounting.

Liquidity and Capital Resources

         As stipulated in the Trust Agreement, the Trust is intended to be passive in nature and the Trustee does not have any control over or any responsibility relating to the operation of the Underlying Properties. The Trustee has powers to collect and distribute proceeds received by the Trust and pay Trust liabilities and expenses and its actions have been limited to those activities. The Trust is a passive entity and other than the Trust's ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the Trust that cannot be paid out of cash held by the Trust, the Trust is prohibited from engaging in borrowing transactions. As a result, other than such borrowings, if any, the Trust has no source of liquidity or capital resources other than the Royalties.

Results of Operations

         Royalty income received by the Trust for the three-year period ended December 31, 2002, is reported in the following table:

                                              YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------
ROYALTIES                              2002             2001            2000
                                  --------------   --------------  -------------
Total Revenue................     $   23,830,604   $   39,816,141  $  35,835,746
                                            100%             100%           100%

Oil Revenue..................         15,013,280       22,466,757     24,901,862
                                             63%              56%            70%

Gas Revenue..................          8,817,324       17,349,384     10,933,884
                                             37%              44%            32%

Total Revenue/Unit...........     $      .511289   $      .854327  $     .768862
                                  ==============   ==============  =============

         Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2002, 2001 and 2000 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:


                                                     YEAR ENDED DECEMBER 31,
                                           ------------------------------------------
ROYALTIES                                       2002           2001           2000
                                           ------------   ------------   ------------
Oil Sales (Bbls) .......................        728,313        941,202        919,429

Gas Sales (Mcf) ........................      3,192,175      3,875,586      3,346,445


UNDERLYING PROPERTIES

Oil

         Total Oil Sales (Bbls) ........      1,272,923      1,434,983      1,486,110

         Average Per Day (Bbls) ........          3,489          3,931          4,072

         Average Price/Bbl .............   $      22.31   $      24.88   $      27.66


Gas

         Total Gas Sales (Mcf) .........      6,189,015      6,441,298      5,890,023

         Average Per Day (Mcf) .........         16,956         17,593         16,137

         Average Price/Mcf .............   $       2.74   $       4.70   $       3.63

         The average price of oil decreased to $22.21 per barrel in 2002, down from $24.88 per barrel in 2001. In addition, the average price of gas declined from $4.70 per Mcf in 2001 to $2.76 per Mcf in 2002.

         Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production decreased approximately 11% from 2002 to 2001 primarily due to lower capital expenditures in previous years. Total gas sales decreased approximately 4% from 2002 to 2001 primarily due to a decrease in capital expenditures for gas wells.

         Total capital expenditures in 2002 used in the net overriding royalty calculation were approximately $9.9 million compared to $3.4 million in 2001 and $4.6 million in 2000. During 2002, there were 4 gross (1.75 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2002, there were no wells in progress on the Waddell Ranch properties.

         In 2002, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $9.4 million, which amount was approximately the same as in 2001.

         The Trustee has been advised by BROG that for the period August 1, 1993, through June 30, 2003, the oil from the Waddell Ranch was sold under a competitive bid to a third party.

         During 2002, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $17,140. Interest income for 2001 and 2000 was $77,977 and $85,348, respectively.

         General and administrative expenses in 2002 were $432,338 compared to $420,723 in 2001 and $375,953 in 2000.

         Distributable income for 2002 was $23,415,406, or $.502382 per Unit.

         Distributable income for 2001 was $39,473,395, or $.846908 per Unit.

         Distributable income for 2000 was $35,545,141, or $.762627 per Unit.

RESULTS OF THE FOURTH QUARTERS OF 2002 AND 2001

         Royalty income received by the Trust for the fourth quarter of 2002 amounted to $7,296,142 or $.155203 per Unit. For the fourth quarter of 2001, the Trust received royalty income of $7,247,490 or $.154651 per Unit. Interest income for the fourth quarter of 2002 amounted to $4,929 compared to $9,925 for the fourth quarter of 2001. The decrease in interest income can be attributed primarily to a decrease in interest rates. General and administrative expenses totaled $67,256 for the fourth quarter of 2002 compared to $49,388 for the fourth quarter of 2001.

         Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2001 are as follows:

                                                      FOURTH QUARTER
                                                ---------------------------
                                                    2002           2001
                                                ------------   ------------
ROYALTIES

         Oil Sales (Bbls) ...................        185,131        226,307

         Gas Sales (Mcf) ....................        874,957        943,738


UNDERLYING PROPERTIES

         Total Oil Sales (Bbls) .............        309,368        350,921

         Average Per Day (Bbls) .............          3,363          3,814

         Average Price/Bbls .................   $      26.53   $      22.52

         Total Gas Sales (Mcf) ..............      1,593,780      1,610,652

         Average Per Day (Mcf) ..............         17,324         17,507

         Average Price/Mcf ..................   $       3.13   $       2.63

         The posted price of oil increased for the fourth quarter of 2002 compared to the fourth quarter of 2001, resulting in an average price per barrel of $26.53 compared to $22.52 in the same period of 2001. The average price of gas increased for the fourth quarter of 2002 compared to the same period in 2001, resulting in an average price per Mcf of $3.13 compared to $2.63 in the fourth quarter of 2001.

         The Trustee has been advised that oil sales decreased in 2002 compared to the same period in 2001 primarily due to decreased capital expenditures in prior periods and natural production declines. Gas sales from the Underlying Properties decreased in the fourth quarter of 2002 compared to the same period in 2001 due to the same factors.

         The Trust has been advised that no wells was drilled and completed during the three months ended December 31, 2002, and there were no wells in progress.

OFF-BALANCE SHEET ARRANGEMENTS.

         As stipulated in the Trust Agreement, the Trust is intended to be passive in nature and the Trustee does not have any control over or any responsibility relating to the operation of the Underlying Properties. The Trustee has powers to collect and distribute proceeds received by the Trust and pay Trust liabilities and expenses and its actions have been limited to those activities. Therefore, the Trust has not engaged in any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.


CONTRACTUAL OBLIGATIONS                 TOTAL                          PAYMENTS DUE BY PERIOD
-------------------------------------   ------   -------------------------------------------------------------------
                                                   LESS THAN 1                                        MORE THAN 5
                                                      YEAR          1 - 3 YEARS       3-5 YEARS          YEARS
                                        ------   ---------------    -----------       ---------       --------------
Long-Term Debt Obligations                0             0                0                0                0

Capital Lease Obligations                 0             0                0                0                0

Operating Lease Obligations               0             0                0                0                0

Purchase Obligations                      0             0                0                0                0

Other Long-Term Liabilities               0             0                0                0                0
Reflected on the Trusts Balance
Sheet under GAAP

Total                                     0             0                0                0                0

                           PERMIAN BASIN ROYALTY TRUST
                              FINANCIAL STATEMENTS

               STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
                           DECEMBER 31, 2002 AND 2001

ASSETS                                                                     2002            2001
                                                                    ---------------  ----------------
Cash and Short-term Investments................................     $     2,371,387  $      1,842,420

Net Overriding Royalty Interests in Producing Oil and
         Gas Properties - Net (Notes 2 and 3)..................           2,172,393         2,371,187
                                                                    ---------------  ----------------
                                                                    $     4,543,780  $      4,213,606
                                                                    ===============  ================

LIABILITIES AND TRUST CORPUS

Distribution Payable to Unit Holders ..........................     $     2,371,387  $      1,842,420

Trust Corpus - 46,608,796 Units of Beneficial Interest
         Authorized and Outstanding............................           2,172,393         2,371,187
                                                                    ---------------  ----------------
                                                                    $     4,543,780  $      4,213,606
                                                                    ===============  ================


                       STATEMENTS OF DISTRIBUTABLE INCOME
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2002

                                                                2002              2001               2000
                                                         ----------------   ----------------   ----------------
Royalty Income (Notes 2 and 3)......................     $     23,830,604   $     39,816,141   $     35,835,746

Interest Income.....................................               17,140             77,977             85,348
                                                         ----------------   ----------------   ----------------

                                                               23,847,744         39,894,118         35,921,094

Expenditures -- General and Administrative..........              432,338            420,723            375,953
                                                         ----------------   ----------------   ----------------

Distributable Income................................     $     23,415,406   $     39,473,395   $     35,545,141
                                                         ================   ================   ================

Distributable Income per Unit (46,608,796 Units)....     $        .502382   $        .846908   $        .762627
                                                         ================   ================   ================

                      STATEMENTS OF CHANGES IN TRUST CORPUS
                   FOR THE THREE YEARS ENDED DECEMBER 31, 2002

                                                               2002               2001               2000
                                                         ----------------   ---------------    ---------------
Trust Corpus, Beginning of Period...................     $      2,371,187   $     2,595,254    $     2,889,978

Amortization of Net Overriding Royalty Interests
         (Notes 2 and 3)............................             (198,794)         (224,067)          (294,724)

Distributable Income................................           23,415,406        39,473,395         35,545,141

Distributions Declared..............................          (23,415,406)      (39,473,395)       (35,545,141)
                                                         ----------------   ---------------    ---------------

Trust Corpus, End of Period.........................     $      2,172,393   $     2,371,187    $     2,595,254
                                                         ================   ================   ===============

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

         The initial carrying value of the Royalties ($10,975,216) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2002 and 2001, aggregated $8,802,823 and $8,604,029, respectively.

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

4.       NEW ACCOUNTING PRONOUNCEMENTS

         SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued in June 2001, and will be adopted by the Trust on January 1, 2003. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The effect of adopting SFAS No. 143 will not have a material impact on the Trust's financial statements.

         SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued in April 2002 and is effective for fiscal years beginning after May 15, 2002. This Statement includes the rescission of FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment to FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The effect of adopting SFAS No. 145 will not have a material impact on the Trust's financial statements.

         SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in June 2002 and will be effective for exit or disposal activities subsequent to December 31, 2002. The Trust anticipates no material impact on its financial statements from the adoption of this accounting standard.

         SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and provides new transition methods if an entity adopts the fair value based method of valuing stock-based compensation suggested in SFAS No. 123 "Accounting for Stock-Based Compensation," as well as requiring additional disclosures in interim and annual financial statements. The Trust has no options or other stock-based instruments and accordingly, the impact of this new Standard is not expected to be material to the financial statements of the Trust.

         FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires disclosures beginning with financial statements ending after December 15,

2002 and requires liability recognition beginning January 1, 2003. The Trust had no such guarantees outstanding as of December 31, 2002.

         FIN No. 46, "Consolidation of Variable Interest Entities" was issued in January 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," applies immediately to variable interest entities created after January 31, 2003 and applies to the first period beginning after June 15, 2003 to entities acquired before February 1, 2003. This FIN does not affect the Trust as it has no unconsolidated subsidiaries accounted for under the equity method of accounting.

5.       FEDERAL INCOME TAX

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

         The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. Royalty income generally is treated as portfolio income and does not offset passive losses.

         Unit holders should consult their tax advisors for further information.

6.       SIGNIFICANT CUSTOMERS

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

8.       QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

         The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2002 (in thousands, except per Unit amounts):

                                                                            DISTRIBUTABLE
                                                                             INCOME AND
                                       ROYALTY          DISTRIBUTABLE       DISTRIBUTION
2002                                   INCOME              INCOME             PER UNIT
                                 -----------------   -----------------   -----------------
First Quarter.................   $           4,574   $           4,418   $         .094796

Second Quarter................               5,654               5,523             .118491

Third Quarter.................               6,306               6,241             .133892

Fourth Quarter................               7,297               7,233             .155203
                                 -----------------   -----------------   -----------------

         Total................   $          23,831   $          23,415   $         .502382
                                 =================   =================   =================


                                                                            DISTRIBUTABLE
                                                                             INCOME AND
                                       ROYALTY          DISTRIBUTABLE       DISTRIBUTION
2001                                   INCOME              INCOME             PER UNIT
                                 -----------------   -----------------   -----------------
First Quarter.................   $          12,092   $          11,953   $         .256445

Second Quarter................              12,043              11,936             .256094

Third Quarter.................               8,433               8,376             .179718

Fourth Quarter................               7,247               7,208             .154651
                                 -----------------   -----------------   -----------------

         Total................   $          39,816   $          39,473   $         .846908
                                 =================   =================   =================

                          INDEPENDENT AUDITORS' REPORT


BANK OF AMERICA, N.A., AS TRUSTEE FOR THE PERMIAN BASIN ROYALTY TRUST:

         We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust (the "Trust") as of December 31, 2002 and 2001, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2002 and 2001, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2002, on the basis of accounting described in Note 3.



         /s/ DELOITTE & TOUCHE LLP
--------------------------------------------

Deloitte & Touche LLP
Dallas, Texas
March 25, 2003

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