Form 10-K, Exhibit 13
period 2003-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2004-03-12
CIK 319654

ANNUAL REPORT TO SHAREHOLDERS

EXHIBIT 13

[COVER PAGE]

[PERMIAN BASIN ROYALTY TRUST LOGO]

PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2003

[MAP OF COUNTIES IN TEXAS]

TEXAS ROYALTY PROPERTIES ARE LOCATED IN 35 TEXAS COUNTIES.
WADDELL RANCH PROPERTIES ARE LOCATED IN CRANE COUNTY.

The Trust

     The Permian Basin Royalty Trust’s (the “Trust”) principal assets are comprised of a 75% net overriding royalty interest carved out by Southland Royalty Company (“Southland”) from its fee mineral interest in the Waddell Ranch properties in Crane County, Texas (“Waddell Ranch properties”), and a 95% net overriding royalty interest carved out by Southland from its major producing royalty properties in Texas (“Texas Royalty properties”). The interests out of which the Trust’s net overriding royalty interests were carved were in all cases less than 100%. The Trust’s net overriding royalty interests represent burdens against the properties in favor of the Trust without regard to ownership of the properties from which the overriding royalty interests were carved. The net overriding royalties above are collectively referred to as the “Royalties.” The properties and interests form which the Royalties were carved and which the Royalties now burden are collectively referred to as the “Underlying Properties.”

     The Trust has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. (“Meridian”), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company (“BROG”). Any reference to BROG hereafter for periods prior to the occurrence of the aforementioned name change or merger should, as applicable, be construed to be a reference to Meridian or Southland. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 (“Texas Royalty Conveyance”), were sold to Riverhill Energy Corporation (“Riverhill Energy”) of Midland, Texas.

Units of Beneficial Interest

     Units of Beneficial Interest (“Units”) of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust’s two most recent years were as follows:

	Sales Price
			Distributions
	High	Low	Paid

2003
First Quarter	$7.45	$5.20	$.145240
Second Quarter	7.50	5.45	.180761
Third Quarter	8.79	7.13	.185029
Fourth Quarter	8.47	7.66	.177963

Total for 2003			$.688993

2002
First Quarter	$5.65	$4.97	$.094796
Second Quarter	5.95	5.00	.118491
Third Quarter	5.35	4.50	.133892
Fourth Quarter	6.40	5.07	.155203

Total for 2002			$.502382

     Approximately, 1178 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2003.

     The Trust has no equity compensation plans and has not repurchased any units during the period covered by this report.

To Unit Holders

     We are pleased to present the twenty-third Annual Report of the Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2003, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust’s properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland).

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

     Royalty income received by the Trustee for the year ended December 31, 2003, was $32,596,078 and interest income earned for the same period was $13,937. General and administrative expenses amounted to $496,890. A total of $32,113,125 or $.688993 per Unit, was distributed to Unit holders during 2003. A discussion of factors affecting the distributions for 2003 may be found in the Trustee’s Discussion and Analysis section of this report and the accompanying Form 10-K.

     As of December 31, 2003, the Trust’s proved reserves were estimated at 6,907,324 Bbls of oil and 27,247,364 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2003 amount to $320,706,700 or $6.88 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2003 was $175,551,530 or $3.77 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

     As has been previously reported, Southland advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record effective January 1, 1996. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996. All field, technical and accounting operations, however, have been carried out by Schlumberger Technology Corporation (“STC”) and Riverhill Capital Corporation (“Riverhill Capital”), but remain under the direction of BROG.

     As was previously reported, in February 1997, BROG sold its interest in the Texas Royalty properties that are subject to the Texas Royalty Conveyance to Riverhill Energy, which at the time was a wholly-owned subsidiary of Riverhill Capital and an affiliate of STC. Subsequently, the Trustee was advised that STC acquired all of the shares of Riverhill Capital. The Trustee has been advised that, as part of this transaction, ownership of Riverhill Energy’s interests in the Texas Royalty properties referenced above remain in Riverhill Energy, which was owned by the former shareholders of Riverhill Capital. STC will continue to perform all accounting operations pertaining to the Texas Royalty properties under the direction of Riverhill Energy.

     Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the percentage depletion for January through December 2003, and it appears that cost depletion will exceed percentage depletion for all Unit holders.

     Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2004, and for the year ending December 31, 2004. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A., Trustee

By:	/s/ Ron E. Hooper

Ron E. Hooper
Senior Vice President

Description of the Properties

     The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2003, is approximately 9.35 years.

     The net profits/overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net royalty interests are carved vary from 37.5% (Trust net interest) to 50% (Trust net interest) in 76,922 gross acres and 33,246 net acres, containing 716 gross (316 net) productive oil wells, 186 gross (88 net) productive gas wells and 323 gross (140 net) injection wells.

     Six major fields on the Waddell Ranch properties account for more than 90% of the total production. In the six fields, there are 12 producing zones ranging in depth from 2,800 to 10,600 feet. Most prolific of these zones are the Grayburg and San Andres, which produce from depths between 2,800 and 3,400 feet. Productive from the San Andres are the Sand Hills (Judkins) gas field and the Sand Hills (McKnight) oil field, the Dune (Grayburg/San Andreas) oil field, and the Waddell (Grayburg/San Andreas) oil field.

     The Dune and Waddell oil fields are productive from both the Grayburg and San Andres formations. The Sand Hills (Tubb) oil fields produce from the Tubb formation at depths averaging 4,300 feet, and the University Waddell (Devonian) oil field is productive from the Devonian formation between 8,400 and 9,200 feet.

     All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment. Capital expenditures for remedial and maintenance activities during 2003 totaled approximately $11.8 million.

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

     BROG has informed the Trustee that the 2004 capital expenditures budget should total approximately $13.2 million gross of which $2.0 million gross is attributable to drilling, $11.1 million gross to workovers, and $.1 million gross to facilities.

Computation of Royalty Income Received by the Trust

     The Trust’s royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2003, was computed as shown in the table on the next page.

	Year Ended December 31,

	2003		2002		2001

	Waddell	Texas	Waddell	Texas	Waddell	Texas
	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty
	Properties	Properties	Properties	Properties	Properties	Properties

Gross Proceeds of Sales From the Underlying Properties:
Oil Proceeds	$24,418,227	$9,454,914	$20,543,224	$7,785,749	$26,477,679	$9,524,586
Gas Proceeds	25,255,338	3,606,615	14,861,094	2,245,648	26,068,379	3,771,184

Total	49,673,565	13,061,529	35,404,318	10,031,398	52,546,058	13,295,770

Less:
Severance Tax
Oil	1,045,413	350,440	863,299	302,665	1,108,968	374,204
Gas	1,632,642	228,928	813,581	159,431	1,160,095	239,337
Other	26,850	—	72,396	—	—	—
Lease Operating Expense and Property Tax
Oil and Gas	10,540,850	823,331	9,424,724	933,646	9,086,468	605,125
Other Payments	—	—	—	—	50,000	—
Capital Expenditures	7,734,224		3,394,674	0	3,350,003	—

Total	20,979,979	1,402,699	14,568,674	1,395,742	14,755,534	1,218,666

Net Profits	28,693,586	11,688,830	20,835,643	8,635,655	37,790,525	12,077,104
Net Overriding Royalty Interest	75%	95%	75%	95%	75%	95%

Royalty Income	21,520,190	11,075,888	15,626,732	8,203,872	28,342,893	11,473,248
Negative Revenue (a)	—	—	—	—	—	—

Total Royalty Income for Distribution	$21,520,190	$11,075,888	$15,626,732	$23,803,604	$28,342,893	$11,473,248

	Year Ended December 31,

	2000		1999

	Waddell	Texas	Waddell	Texas
	Ranch	Royalty	Ranch	Royalty
	Properties	Properties	Properties	Properties

Gross Proceeds of Sales From the Underlying Properties:
Oil Proceeds	$31,289,829	$9,770,732	$18,667,382	$5,261,863
Gas Proceeds	18,342,926	2,701,298	12,794,695	1,760,499

Total	49,632,755	12,472,030	31,462,077	7,022,362

Less:
Severance Tax
Oil	1,288,522	373,643	726,944	186,846
Gas	1,189,617	146,512	773,689	77,379
Other	26,991	—	44,839	16,000
Lease Operating Expense and Property Tax
Oil and Gas	9,318,915	442,523	9,687,476	525,035
Other Payments	—	—	132,166	180,000
Capital Expenditures	4,606,227	—	1,052,769	—

Total	16,430,272	962,678	12,417,883	985,260

Net Profits	33,202,483	11,509,352	19,044,194	6,037,102
Net Overriding Royalty Interest	75%	95%	75%	95%

Royalty Income	24,901,862	10,933,884	14,283,146	5,735,247
Negative Revenue (a)	—	—	1,218,732	—

Total Royalty Income for Distribution	24,901,862	10,933,884	$13,064,414	$5,735,247

(a)	In calculating Trust royalty income for the months of June through December 1998, costs exceeded revenues for the Waddell Ranch properties underlying the Waddell Ranch Net Overriding Royalty Conveyance dated effective November 1, 1980 (“Waddell Ranch Conveyance”), by $1,218,732. Pursuant to the Waddell Ranch Conveyance, excess costs plus accrued interest must be recovered from future net proceeds relating to the underlying Waddell Ranch properties before the properties can again contribute to Trust royalty income. Cumulative excess amounts were fully recovered in February 1999.

Discussion and Analysis

Trustee’s Discussion and Analysis for the Three-Year Period Ended December 31, 2003

Critical Accounting Policies and Estimates

     The trust’s financial statements reflect the selection and application of accounting policies that require the Trust to make significant estimates and assumptions. The following are some of the more critical judgement areas in the application of accounting policies that currently affect the Trust’s financial condition and results of operations.

1.	Revenue Recognition

     Revenues from Royalty Interests are recognized in the period in which amounts are received by the Trust. Royalty income received by the Trust in a given calendar year will generally reflect the proceeds, on an entitlements basis, from natural gas produced for the twelve-month period ended September 30th in that calendar year.

2.	Reserve Recognition

     Independent petroleum engineers estimate the net proved reserves attributable to the Royalty Interest. In accordance with Statement of Financial Standards No. 69, “Disclosures About Oil and Gas Producing Activities,” estimates of future net revenues from proved reserves have been prepared using year-end contractual gas prices additional information becomes available. The reserves actually recovered and the timing of production may be substantially different from the reserve estimates. and related costs. Numerous uncertainties are inherent in estimating volumes and the value of proved reserves and in projecting future production rates and the timing of development of non-producing reserves. Such reserve estimates are subject to change as

3.	Contingencies

     Contingencies related to the Underlying Properties that are unfavorably resolved would generally be reflected by the Trust as reductions to future royalty income payments to the Trust with corresponding reductions to cash distributions to Unitholders.

Liquidity and Capital Resources

     As stipulated in the Trust Agreement, the Trust is intended to be passive in nature and the Trustee does not have any control over or any responsibility relating to the operation of the Underlying Properties. The Trustee has powers to collect and distribute proceeds received by the Trust and pay Trust liabilities and expenses and its actions have been limited to those activities. The Trust is a passive entity and other than the Trust’s ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the Trust that cannot be paid out of cash held by the Trust, the Trust is prohibited from engaging in borrowing transactions. As a result, other than such borrowings, if any, the Trust has no source of liquidity or capital resources other than the Royalties.

Results of Operations

     Royalty income received by the Trust for the three-year period ended December 31, 2003, is reported in the following table:

	Year Ended December 31,

	2003	2002	2001

Royalties
Total Revenue	$32,596,078	$23,830,604	$39,816,141
	100%	100%	100%
Oil Revenue	17,927,843	15,013,280	22,466,757
	55%	63%	56%
Gas Revenue	14,668,235	8,817,324	17,349,384
	45%	37%	44%
Total Revenue/Unit	$.69935	$.511289	$.854327

     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2003, 2002 and 2001 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

	Year Ended December 31,

	2003	2002	2001

Royalties
Oil Sales (Bbls)	699,402	728,313	941,202
Gas Sales (Mcf)	3,160,921	3,192,175	3,875,586
Underlying Properties
Oil
Total Oil Sales (Bbls)	1,200,844	1,272,923	1,434,983
Average Per Day (Bbls)	3,290	3,489	3,931
Average Price/Bbl	$28.21	$22.31	$24.88
Gas
Total Gas Sales (Mcf)	6,243,956	6,189,015	6,441,298
Average Per Day (Mcf)	17,107	16,956	17,593
Average Price/Mcf	$4.62	$2.74	$4.70

     The average price of oil increased to $28.21 per barrel in 2003, up from $22.31 per barrel in 2002. In addition, the average price of gas increased from $2.74 per Mcf in 2002 to $4.62 per Mcf in 2003.

     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production decreased approximately 6% from 2003 to 2002 primarily due to lower capital expenditures in previous years. Total gas sales increased approximately 1% from 2003 to 2002 primarily due to an increase in capital expenditures for gas wells.

     Total capital expenditures in 2003 used in the net overriding royalty calculation were approximately $7.7 million compared to $9.9 million in 2002 and $3.4 million in 2001. During 2003, there were 2 gross (.88 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2003, there were no wells in progress on the Waddell Ranch properties.

     In 2003, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $10.5 million, which amount was higher than 2002 by $1.1 million.

     The Trustee has been advised by BROG that for the period August 1, 1993, through June 30, 2003, the oil from the Waddell Ranch was sold under a competitive bid to a third party.

     During 2003, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $13,937. Interest income for 2002 and 2001 was $17,140 and $77,977, respectively.

     General and administrative expenses in 2003 were $496,890 compared to $432,338 in 2002 and $420,723 in 2001.

     Distributable income for 2003 was $32,113,125, or $.688993 per Unit.

     Distributable income for 2002 was $23,415,406, or $.502382 per Unit.

     Distributable income for 2001 was $39,473,395, or $.846908 per Unit.

Results of the Fourth Quarters of 2003 and 2002

     Royalty income received by the Trust for the fourth quarter of 2003 amounted to $8,351,183 or $.179176 per Unit. For the fourth quarter of 2002, the Trust received royalty income of $7,296,142 or $.155203 per Unit. Interest income for the fourth quarter of 2003 amounted to $3,535 compared to $4,929 for the fourth quarter of 2002. The decrease in interest income can be attributed primarily to a decrease in interest rates. General and administrative expenses totaled $60,111 for the fourth quarter of 2003 compared to $67,256 for the fourth quarter of 2002.

     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2002 are as follows:

	Fourth Quarter

	2003	2002

Royalties
Oil Sales (Bbls)	180,921	185,131
Gas Sales (Mcf)	854,626	874,957
Underlying Properties
Total Oil Sales (Bbls)	291,467	309,368
Average Per Day (Bbls)	3,168	3,363
Average Price/Bbls	$27.03	$26.53
Total Gas Sales (Mcf)	1,562,380	1,593,780
Average Per Day (Mcf)	16,982	17,324
Average Price/Mcf	$4.49	$3.13

     The posted price of oil increased for the fourth quarter of 2003 compared to the fourth quarter of 2002, resulting in an average price per barrel of $27.03 compared to $26.53 in the same period of 2002. The average price of gas increased for the fourth quarter of 2003 compared to the same period in 2002, resulting in an average price per Mcf of $4.49 compared to $3.13 in the fourth quarter of 2002.

     The Trustee has been advised that oil sales decreased in 2003 compared to the same period in 2002 primarily due to lower capital expenditures in prior periods and natural production declines. Gas sales from the Underlying Properties decreased in the fourth quarter of 2003 compared to the same period in 2002 due to the same factors.

     The Trust has been advised that no well was drilled and completed during the three months ended December 31, 2003, and there were no wells in progress.

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

Tabular Disclosure of Contractual Obligations.

		Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1 - 3 Years	3-5 Years	5 Years

Distribution payable to Unit holders	2,873,975	2,873,975	0	0	0
Total	2,873,975	2,873,975	0	0	0

PERMIAN BASIN ROYALTY TRUST
FINANCIAL STATEMENTS

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS
Cash and Short-term Investments	$2,873,975	$2,371,387
Net Overriding Royalty Interests in Producing Oil and Gas Properties - Net (Notes 2 and 3)	1,991,594	2,172,393

	$4,865,569	$4,543,780

LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders	$2,873,975	$2,371,387
Trust Corpus - 46,608,796 Units of Beneficial Interest Authorized and Outstanding	1,991,594	2,172,393

	$4,865,569	$4,543,780

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2003

	2003	2002	2001

Royalty Income (Notes 2 and 3)	$32,596,078	$23,830,604	$39,816,141
Interest Income	13,937	17,140	77,977

	32,610,015	23,847,744	39,894,118
Expenditures — General and Administrative	496,890	432,338	420,723

Distributable Income	$32,113,125	$23,415,406	$39,473,395

Distributable Income per Unit (46,608,796 Units)	$.688993	$.502382	$.846908

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 2003

	2003	2002	2001

Trust Corpus, Beginning of Period	$2,172,393	$2,371,187	$2,595,254
Amortization of Net Overriding Royalty Interests (Notes 2 and 3)	(180,799)	(198,794)	(224,067)
Distributable Income	32,113,125	23,415,406	39,473,395
Distributions Declared	(32,113,125)	(23,415,406)	(39,473,395)

Trust Corpus, End of Period	$1,991,594	$2,172,393	$2,371,187

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

1. Trust Organization and Provisions

     The Permian Basin Royalty Trust (“Trust”) was established as of November 1, 1980. Bank of America, N.A. (“Trustee”) is Trustee for the Trust. Southland Royalty Company (“Southland”) conveyed to the Trust (1) a 75% net overriding royalty in Southland’s fee mineral interest in the Waddell Ranch in Crane County, Texas (“Waddell Ranch properties”) and (2) a 95% net overriding royalty carved out of Southland’s major producing royalty properties in Texas (“Texas Royalty properties”). The net overriding royalties above are collectively referred to as the “Royalties.”

     On November 3, 1980, Units of Beneficial Interest (“Units”) in the Trust were distributed to the Trustee for the benefit of Southland shareholders of record as of November 3, 1980, who received one Unit in the Trust for each share of Southland common stock held. The Units are traded on the New York Stock Exchange.

     The terms of the Trust Indenture provide, among other things, that:

•	the Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;

•	the Trustee may not sell all or any part of the Royalties unless approved by holders of 75% of all Units outstanding in which case the sale must be for cash and the proceeds promptly distributed;

•	the Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;

•	the Trustee is authorized to borrow funds to pay liabilities of the Trust; and

•	the Trustee will make monthly cash distributions to Unit holders (see Note 2).

2. Net Overriding Royalty Interests and Distribution to Unit Holders

     The amounts to be distributed to Unit holders (“Monthly Distribution Amounts”) are determined on a monthly basis. The Monthly Distribution Amount is an amount equal to the sum of cash received by the Trustee during a calendar month attributable to the Royalties, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month. To the extent the distribution amount is a negative number, that amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unit holders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before 10 business days after the monthly record date, which is generally the last business day of each calendar month.

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

     The initial carrying value of the Royalties ($10,975,216) represented Southland’s historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2003 and 2002, aggregated $8,983,700 and $8,802,823, respectively.

3. Basis of Accounting

     The financial statements of the Trust are prepared on the following basis:

•	Royalty income recorded is the amount computed and paid by the working interest owner to the Trustee on behalf of the Trust.

•	Trust expenses recorded are based on liabilities paid and cash reserves established out of cash received or borrowed funds for liabilities and contingencies.

•	Distributions to Unit holders are recorded when declared by the Trustee.

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

4. New Accounting Pronouncements

     SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” was issued in December 2002 and provides new transition methods if an entity adopts the fair value based method of valuing stock-based compensation suggested in SFAS No. 123 “Accounting for Stock-Based Compensation,” as well as requiring additional disclosures in interim and annual financial statements. The Trust has no options or other stock-based instruments and accordingly, the impact of this new Standard had no impact on the financial statements of the Trust.

     SFAS No. 149, “ Accounting for Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” was issued in April 2003 and is effective for contracts entered into after June 20, 2003. The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. The Trust has no derivative instruments and accordingly, the impact of this new standard will not be material to the financial statements of the Trust.

     SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” was issued in May 2003, and is effective for fiscal quarters beginning after June 15, 2003. The Trust has no Financial Instruments and accordingly, the impact of this new standard will not be material to the financial statements of the Trust.

     FASB interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” requires disclosures beginning with financial statements ending after December 15, 2002 and requires liability recognition beginning January 1, 2003. The Trust had no such guarantees outstanding as of December 31, 2003.

     FIN No. 46, “Consolidation of Variable Interest Entities” was issued in January 2003. This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” applies immediately to variable interest entities created after January 31, 2003 and applies to the first period beginning after June 15, 2003 to entities acquired before February 1, 2003. This FIN does not affect the Trust as it has no unconsolidated subsidiaries accounted for under the equity method of accounting.

5. Federal Income Tax

     For Federal income tax purposes, the Trust constitutes a fixed investment trust which is taxed as a grantor trust. A grantor trust is not subject to tax at the trust level. The Unit holders are considered to own the Trust’s income and principal as though no trust were in existence. The income of the Trust is deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust rather than when distributed by the Trust.

     The Royalties constitute “economic interests” in oil and gas properties for Federal income tax purposes. Unit holders must report their share of the revenues of the Trust as ordinary income from oil and gas royalties and are entitled to claim depletion with respect to such income.

     The Trust has on file technical advice memoranda confirming the tax treatment described above.

     The classification of the Trust’s income for purposes of the passive loss rules may be important to a Unit holder. Royalty income generally is treated as portfolio income and does not offset passive losses.

     Unit holders should consult their tax advisors for further information.

6. Significant Customers

     Information as to significant purchasers of oil and gas production attributable to the Trust’s economic interests is included in Item 2 of the Trust’s Annual Report on Form 10-K which is included in this report.

7. Proved Oil and Gas Reserves (Unaudited)

     Proved oil and gas reserve information is included in Item 2 of the Trust’s Annual Report on Form 10-K which is included in this report.

8. Quarterly Schedule of Distributable Income (Unaudited)

     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2003 (in thousands, except per Unit amounts):

			Distributable
			Income and
	Royalty	Distributable	Distribution
	Income	Income	Per Unit

2003
First Quarter	$6,983	$6,769	$.145240
Second Quarter	8,569	8,425	.180761
Third Quarter	8,692	8,624	.185029
Fourth Quarter	8,352	8,295	.177963

Total	$32,596	$32,113	$.688993

			Distributable
			Income and
	Royalty	Distributable	Distribution
	Income	Income	Per Unit

2002
First Quarter	$4,574	$4,418	$.094796
Second Quarter	5,654	5,523	.118491
Third Quarter	6,306	6,241	.133892
Fourth Quarter	7,297	7,233	.155203

Total	$23,831	$23,415	$.502382

INDEPENDENT AUDITORS’ REPORT

Bank of America, N.A., as Trustee for the Permian Basin Royalty Trust:

     We have audited the accompanying statements of assets, liabilities and trust corpus of the Permian Basin Royalty Trust (the “Trust”) as of December 31, 2003 and 2002, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2003 and 2002, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2003, on the basis of accounting described in Note 3.

Deloitte & Touche LLP
Dallas, Texas
March 9, 2004

PERMIAN BASIN ROYALTY TRUST 901 Main Street, Suite 1700 P.O. Box 830650 Dallas, Texas 75202 Bank of America, N.A., Trustee

AUDITORS Deloitte & Touche LLP Dallas, Texas

LEGAL COUNSEL Thompson & Knight L.L.P. Dallas, Texas

TAX COUNSEL Winstead, Sechrest Minick Houston, Texas

TRANSFER AGENT Mellon Investor Services LLC Ridgefield Park, New Jersey