Form 10-K, Exhibit 13
period 2004-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2005-03-16
CIK 319654

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS

[COVER PAGE]

[PERMIAN BASIN ROYALTY TRUST LOGO]

PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2004

[MAP OF COUNTIES IN TEXAS]

TEXAS ROYALTY PROPERTIES ARE LOCATED IN 35 TEXAS COUNTIES.
WADDELL RANCH PROPERTIES ARE LOCATED IN CRANE COUNTY.

The Trust

     The Permian Basin Royalty Trust’s (the “Trust”) principal assets are comprised of a 75% net overriding royalty interest carved out by Southland Royalty Company (“Southland”) from its fee mineral interest in the Waddell Ranch properties in Crane County, Texas (“Waddell Ranch properties”), and a 95% net overriding royalty interest carved out by Southland from its major producing royalty properties in Texas (“Texas Royalty properties”). The interests out of which the Trust’s net overriding royalty interests were carved were in all cases less than 100%. The Trust’s net overriding royalty interests represent burdens against the properties in favor of the Trust without regard to ownership of the properties from which the overriding royalty interests were carved. The net overriding royalties above are collectively referred to as the “Royalties.” The properties and interests from which the Royalties were carved and which the Royalties now burden are collectively referred to as the “Underlying Properties.”

     The Trust has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. (“Meridian”), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company, now Burlington Resources Oil & Gas Company LP (“BROG”). Any reference to BROG hereafter for periods prior to the occurrence of the aforementioned name change or merger should, as applicable, be construed to be a reference to Meridian or Southland. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 (“Texas Royalty Conveyance”), were sold to Riverhill Energy Corporation (“Riverhill Energy”) of Midland, Texas.

Units of Beneficial Interest

     Units of Beneficial Interest (“Units”) of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust’s two most recent years were as follows:

	Sales Price		Distributions
2004	High	Low	Paid
First Quarter	$9.45	$7.00	$0.193657
Second Quarter	9.32	7.80	0.191053
Third Quarter	11.87	9.01	0.248159
Fourth Quarter	15.29	11.06	0.322889

Total for 2004			$0.955758

	Sales Price		Distributions
2003	High	Low	Paid
First Quarter	$7.45	$5.20	$.145240
Second Quarter	7.50	5.45	.180761
Third Quarter	8.79	7.13	.185029
Fourth Quarter	8.47	7.66	.177963

Total for 2003			$.688993

     Approximately 1,656 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2004.

     The Trust has no equity compensation plans and has not repurchased any Units during the period covered by this report.

To Unit Holders

     We are pleased to present the twenty-fourth Annual Report of the Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2004, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust’s properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland) and Riverhill.

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

     Royalty income received by the Trustee for the year ended December 31, 2004, was $45,016,670 and interest income earned for the same period was $19,883. General and administrative expenses amounted to $489,810. A total of $44,546,743 or .955758 per Unit, was distributed to Unit holders during 2004. A discussion of factors affecting the distributions for 2004 may be found in the Trustee’s Discussion and Analysis section of this report and the accompanying Form 10-K.

     As of December 31, 2004, the Trust’s proved reserves were estimated at 7,108,000 Bbls of oil and 27,785,000 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2004 amount to $424,965,000 or $9.12 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2004 was $237,193 or $5.09 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.

     As has been previously reported, Southland advised the Trust that it became operator of record of the Waddell Ranch properties on May 1, 1991. Meridian, as successor by merger, became the operator of record effective January 1, 1996. Meridian changed its name to Burlington Resources Oil & Gas Company in 1996 and again to Burlington Resources Oil & Gas Company LP in 2000. All field, technical and accounting operations, however, have been carried out by Schlumberger Technology Corporation (“STC”) under the direction of BROG, and by Riverhill Capital Corporation (“Riverhill Capital”).

     As was previously reported, in February 1997, BROG sold its interest in the Texas Royalty properties that are subject to the Texas Royalty Conveyance to Riverhill Energy, which at the time was a wholly-owned subsidiary of Riverhill Capital and an affiliate of CMC. Subsequently, the Trustee was advised that STC acquired all of the shares of Riverhill Capital. The Trustee has been advised that, as part of this transaction, ownership of Riverhill Energy’s interests in the Texas Royalty properties referenced above remain in Riverhill Energy, which was owned by the former shareholders of Riverhill Capital. Riverhill will continue to perform all accounting operations pertaining to the Texas Royalty properties.

     Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the cost depletion for January through December 2004, and it appears that percentage depletion will exceed cost depletion for all Unit holders.

     Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2005, and for the year ending December 31, 2005. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A., Trustee

By:	/s/ Ron E. Hooper

Ron E. Hooper
Senior Vice President

Description of the Properties

     The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2004, is approximately 8.7 years.

     The net profits/overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net royalty interests are carved vary from 37.5% (Trust net interest) to 50% (Trust net interest) in 76,922 gross acres and 33,246 net acres, containing 776 gross (345 net) productive oil wells, 197 gross (93 net) productive gas wells and 318 gross (138 net) injection wells.

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

     All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment. Capital expenditures for remedial and maintenance activities during 2004 totaled approximately $13.2 million.

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

     BROG has informed the Trustee that the 2005 capital expenditures budget with regard to the Waddell Ranch properties should total approximately $14.3 million gross of which $3.5 million gross is attributable to drilling, $9.7 million gross to workovers and recompletions, and $1.1 million gross to facilities.

Computation of Royalty Income Received by the Trust

     The Trust’s royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2004, was computed as shown in the table on the next page.

	Year Ended December 31,

	2004		2003		2002		2001		2000
	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas
Gross Proceeds of Sales	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty
From the Underlying Properties:	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties
Oil Proceeds	$32,078,721	$12,296,982	$24,418,227	$9,454,914	$20,543,224	$7,785,749	$26,477,679	$9,524,586	$31,289,829	$9,770,732

Gas Proceeds	28,746,318	3,970,231	25,255,338	3,606,615	14,861,094	2,245,648	26,068,379	3,771,184	18,342,926	2,701,298

Total	60,825,039	16,267,213	49,673,565	13,061,529	35,404,318	10,031,398	52,546,058	13,295,770	49,632,755	12,472,030

Less:
Severance Tax
Oil	1,366,942	457,308	1,045,413	350,440	863,299	302,665	1,108,968	374,204	1,288,522	373,643
Gas	1,702,937	262,673	1,632,642	228,928	813,581	159,431	1,160,095	239,337	1,189,617	146,512
Other	42,763	252,906	26,850	—	72,396	—	—	—	26,991	—
Lease Operating Expense and Property Tax
Oil and Gas	9,391,083	894,383	10,540,850	823,331	9,424,724	933,646	9,086,468	605,125	9,318,915	442,523
Other Payments							50,000
Capital Expenditures	6,539,015	—	7,734,224	—	3,394,674	0	3,350,003	—	4,606,227	—

Total	19,042,740	1,867,270	20,979,979	1,402,699	14,568,674	1,395,742	14,755,534	1,218,666	16,430,272	962,678

Net Profits	41,782,299	14,399,943	28,693,586	11,688,830	20,835,643	8,635,655	37,790,525	12,077,104	33,202,483	11,509,352
Net Overriding Royalty Interest	75%	95%	75%	95%	75%	95%	75%	95%	75%	95%

Royalty Income	31,336,724	13,679,946	21,520,190	11,075,888	15,626,732	8,203,872	28,342,893	11,473,248	24,901,862	10,933,884
Total Royalty Income for Distribution	$31,336,724	$13,679,946	$21,520,190	$11,075,888	$15,626,732	$8,203,872	$28,342,893	$11,473,248	24,901,862	10,933,884

Discussion and Analysis

Trustee’s Discussion and Analysis for the Three-Year Period Ended December 31, 2004

Critical Accounting Policies and Estimates

     The trust’s financial statements reflect the selection and application of accounting policies that require the Trust to make significant estimates and assumptions. The following are some of the more critical judgment areas in the application of accounting policies that currently affect the Trust’s financial condition and results of operations.

     1. Revenue Recognition

     Revenues from Royalty Interests are recognized in the period in which amounts are received by the Trust. Royalty income received by the Trust in a given calendar year will generally reflect the proceeds from natural gas produced for the twelve-month period ended October 31st in that calendar year.

     2. Reserve Recognition

     Independent petroleum engineers estimate the net proved reserves attributable to the Royalty Interests. In accordance with Statement of Financial Standards No. 69, “Disclosures About Oil and Gas Producing Activities,” estimates of future net revenues from proved reserves have been prepared using year-end contractual gas prices. The reserves actually recovered and the timing of production may be substantially different from the reserve estimates. and related costs. Numerous uncertainties are inherent in estimating volumes and the value of proved reserves and in projecting future production rates and the timing of development of non-producing reserves. Such reserve estimates are subject to change as market conditions change.

     Detailed information concerning the number of wells on royalty properties is not generally available to the owner of royalty interests. Consequently, the Registrant does not have information that would be disclosed by a company with oil and gas operations, such as an accurate account of the number of wells located on its royalty properties, the number of exploratory or development wells drilled on its royalty properties during the periods presented by this report, or the number of wells in process or other present activities on its royalty properties, and the Registrant cannot readily obtain such information.

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

Results of Operations

     Royalty income received by the Trust for the three-year period ended December 31, 2004, is reported in the following table:

	Year Ended December 31,
Royalties	2004	2003	2002
Total Revenue	$45,016,670	$32,596,081	$23,830,604
	100%	100%	100%
Oil Revenue	27,180,560	17,927,843	15,013,280
	60%	55%	63%
Gas Revenue	17,836,110	14,668,235	8,817,324
	40%	45%	37%
Total Revenue/Unit	$.965841	$.69935	$.511289

     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2004, 2003 and 2002 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

	Year Ended December 31,
Royalties	2004	2003	2002
Oil Sales (Bbls)	779,052	699,402	728,313
Gas Sales (Mcf)	3,245,117	3,160,921	3,192,175

Underlying Properties
Oil
Total Oil Sales (Bbls)	1,222,579	1,200,844	1,272,923
Average Per Day (Bbls)	3,340	3,290	3,489
Average Price/Bbl	$36.30	$28.21	$22.31
Gas
Total Gas Sales (Mcf)	5,975,867	6,243,956	6,189,015
Average Per Day (Mcf)	16,328	17,107	16,956
Average Price/Mcf	$5.47	$4.62	$2.74

     The average price of oil increased to $36.30 per barrel in 2004, up from $28.21 per barrel in 2003. In addition, the average price of gas increased from $4.62 per Mcf in 2003 to $5.47 per Mcf in 2004.

     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production increased approximately 11% from 2003 to 2004 primarily due to higher oil prices compared to previous years. Total gas sales increased approximately 2.7% from 2003 to 2004 primarily due to an increase in capital expenditures for gas wells.

     Total capital expenditures in 2004 used in the net overriding royalty calculation were approximately $6.5 million compared to $7.7 million in 2003 and $3.4 million in 2002. During 2004, there were 4 gross (2 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2004, there were no wells in progress on the Waddell Ranch properties.

     In 2004, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $9.4 million, which amount was lower than 2003 by $1.1 million.

     The Trustee has been advised by BROG that for the period August 1, 1993, through November 1, 2005, the oil from the Waddell Ranch was and will be sold under a competitive bid to a third party.

     During 2004, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $19,883. Interest income for 2003 and 2002 was $13,937 and $17,140, respectively.

     General and administrative expenses in 2004 were $489,810 compared to $496,890 in 2003 and $432,338 in 2002.

     Distributable income for 2004 was $44,546,743, or $.955758 per Unit.

     Distributable income for 2003 was $32,113,125, or $.688993 per Unit.

     Distributable income for 2002 was $23,415,406, or $.502382 per Unit.

Results of the Fourth Quarters of 2004 and 2003

     Royalty income received by the Trust for the fourth quarter of 2004 amounted to $15,117,305 or $.367255 per Unit. For the fourth quarter of 2003, the Trust received royalty income of $8,351,183 or $.179176 per Unit. Interest income for the fourth quarter of 2004 amounted to $9,045 compared to $3,535 for the fourth quarter of 2003. The increase in interest income can be attributed primarily to an increase in funds available for investment. General and administrative expenses totaled $76,881 for the fourth quarter of 2004 compared to $60,111 for the fourth quarter of 2003.

     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2003 are as follows:

	Fourth Quarter
	2004	2003
Royalties
Oil Sales (Bbls)	222,843	180,921
Gas Sales (Mcf)	994,151	854,626

Underlying Properties
Total Oil Sales (Bbls)	322,871	291,467
Average Per Day (Bbls)	3,509	3,168
Average Price/Bbls	$43.87	$27.03
Total Gas Sales (Mcf)	1,530,758	1,562,380
Average Per Day (Mcf)	16,639	16,982
Average Price/Mcf	$6.18	$4.49

     The posted price of oil increased for the fourth quarter of 2004 compared to the fourth quarter of 2003, resulting in an average price per barrel of $43.87 compared to $27.03 in the same period of 2003. The average price of gas increased for the fourth quarter of 2004 compared to the same period in 2003, resulting in an average price per Mcf of $6.18 compared to $4.49 in the fourth quarter of 2003.

     The Trustee has been advised that oil sales increased in 2004 compared to the same period in 2003 primarily due to higher capital expenditures in 2004 offsetting natural production declines. Gas sales from the Underlying Properties increased in the fourth quarter of 2004 compared to the same period in 2003 due to the same factors.

     The Trust has been advised that no well was drilled and completed during the three months ended December 31, 2004, and there were no wells in progress.

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

Tabular Disclosure of Contractual Obligations.

		Payments Due by Period
Contractual		Less than 1	1 - 3		More than
Obligations	Total	Year	Years	3-5 Years	5 Years
Distribution payable to Unit holders	$5,429,145	$5,429,145	0	0	0

Total	$5,429,145	$5,429,145	0	0	0

PERMIAN BASIN ROYALTY TRUST
FINANCIAL STATEMENTS

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Cash and Short-term Investments	$5,429,145	$2,873,975
Net Overriding Royalty Interests in Producing Oil and Gas Properties - Net (Notes 2 and 3)	1,795,267	1,991,594

	$7,224,412	$4,865,569

LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders	$5,429,145	$2,873,975
Trust Corpus – 46,608,796 Units of Beneficial Interest Authorized and Outstanding	1,795,267	1,991,594

	$7,224,412	$4,865,569

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2004

	2004	2003	2002
Royalty Income (Notes 2 and 3)	$45,016,670	$32,596,078	$23,830,604
Interest Income	19,883	13,937	17,140

	45,036,553	32,610,015	23,847,744
Expenditures — General and Administrative	489,810	496,890	432,338

Distributable Income	$44,546,743	$32,113,125	$23,415,406

Distributable Income per Unit (46,608,796 Units)	$.955758	$.688993	$.502382

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 2004

	2004	2003	2002
Trust Corpus, Beginning of Period	$1,991,594	$2,172,393	$2,371,187
Amortization of Net Overriding Royalty Interests (Notes 2 and 3)	(196,327)	(180,799)	(198,794)
Distributable Income	44,546,743	32,113,125	23,415,406
Distributions Declared	(44,546,743)	(32,113,125)	(23,415,406)

Trust Corpus, End of Period	$1,795,267	$1,991,594	$2,172,393

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

     The initial carrying value of the Royalties ($10,975,216) represented Southland’s historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2004 and 2003, aggregated $9,179,949 and $8,983,622, respectively.

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

     The financial statements of the Trust differ from financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) because revenues are not accrued in the month of production and certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP. Amortization of the Royalties calculated on a unit-of-production basis is charged directly to trust corpus. This comprehensive basis of accounting other than GAAP corresponds to the accounting permitted for royalty trusts by the U.S. Securities and Exchange Commission as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

4. New Accounting Pronouncements

     SFAS No. 123R “Accounting for Stock-Based Compensation” was issued in December 2004 and provides new implementation guidance for stock-based compensation accounting. This Statement is effective for public entities that do not file as small business issuers-as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Trust has no options or other stock-based instruments and accordingly, the impact of this new Standard will not be material to the financial statements of the Trust.

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

8. Quarterly Schedule of Distributable Income (Unaudited)

     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2004 (in thousands, except per Unit amounts):

			Distributable
			Income and
	Royalty	Distributable	Distribution
2004	Income	Income	Per Unit
First Quarter	$9,207	$9,026	$.193657
Second Quarter	9,046	8,905	.191053
Third Quarter	11,647	11,566	.248159
Fourth Quarter	15,117	15,050	.322889

Total	$45,017	$44,547	$.955758

			Distributable
			Income and
	Royalty	Distributable	Distribution
2003	Income	Income	Per Unit
First Quarter	$6,983	$6,769	$.145240
Second Quarter	8,569	8,425	.180761
Third Quarter	8,692	8,624	.185029
Fourth Quarter	8,352	8,295	.177963

Total	$32,596	$32,113	$.688993

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unit Holders of Permian Basin Royalty Trust and Bank of America, N.A., Trustee:

     We have audited the accompanying statements of assets, liabilities and trust corpus of Permian Basin Royalty Trust (the “Trust”) as of December 31, 2004 and 2003, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 3 to the financial statements, these financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

     In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2004 and 2003, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2004, on the basis of accounting described in Note 3.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 14, 2005

PERMIAN BASIN ROYALTY TRUST
901 Main Street, Suite 1700
P.O. Box 830650
Dallas, Texas 75202
Bank of America, N.A., Trustee

AUDITORS
Deloitte & Touche LLP
Dallas, Texas

LEGAL COUNSEL
Thompson & Knight L.L.P.
Dallas, Texas

TAX COUNSEL
Winstead, Sechrest Minick
Houston, Texas

TRANSFER AGENT
Mellon Investor Services LLC
Ridgefield Park, New Jersey