Form 10-K, Exhibit 13
period 2005-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2006-03-15
CIK 319654

EXHIBIT 13
ANNUAL REPORT TO SHAREHOLDERS
[COVER PAGE]
[PERMIAN BASIN ROYALTY TRUST LOGO]
PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2005
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
     The Trust has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. (“Meridian”), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company, now Burlington Resources Oil & Gas Company LP (“BROG”). Any reference to BROG hereafter for periods prior to the occurrence of the aforementioned name change or merger should, as applicable, be construed to be a reference to Meridian or Southland. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 (“Texas Royalty Conveyance”), were sold to Riverhill Energy Corporation (“Riverhill Energy”) of Midland, Texas. On December 12, 2005, BRI and ConocoPhillips announced a proposed transaction pursuant to which ConocoPhillips would acquire BRI, subject to shareholder approval by BRI.
Units of Beneficial Interest
     Units of Beneficial Interest (“Units”) of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust’s two most recent years were as follows:

	Sales Price
			Distributions
2005	High	Low	Paid
First Quarter	$15.57	$12.13	$0.284149
Second Quarter	15.50	10.75	0.268627
Third Quarter	17.23	14.73	0.340939
Fourth Quarter	17.15	15.00	0.442249

Total for 2005			$1.335964

			Distributions
2004	High	Low	Paid
First Quarter	$9.45	$7.00	$0.193657
Second Quarter	9.32	7.80	0.191053
Third Quarter	11.87	9.01	0.248159
Fourth Quarter	15.29	11.06	0.322889

Total for 2004			$0.955758
     Approximately 1,581 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2005.
     The Trust has no equity compensation plans and has not repurchased any Units during the period covered by this report.
To Unit Holders
     We are pleased to present the twenty-fifth Annual Report of the Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2005, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust’s properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland) and Riverhill.
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
     Royalty income received by the Trustee for the year ended December 31, 2005, was $62,967,150 and interest income earned for the same period was $63,909. General and administrative expenses amounted to $763,390. A total of $62,267,669 or 1.335964 per Unit, was distributed to Unit holders during 2005. A discussion of factors affecting the distributions for 2005 may be found in the Trustee’s Discussion and Analysis section of this report and the accompanying Form 10-K.
     As of December 31, 2005, the Trust’s proved reserves were estimated at 6,850,000 Bbls of oil and 26,532,000 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2005 amount to $518,074,000 or $11.12 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2005 was $293,351,000 or $6.08 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.
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
     Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the cost depletion for January through December 2005, and it appears that percentage depletion will exceed cost depletion for all Unit holders.
     Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.
     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2006, and for the year ending December 31, 2006. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A., Trustee
By:	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President

Description of the Properties
     The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2005, is approximately 9 years.
     The net profits/overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net royalty interests are carved vary from 37.5% (Trust net interest) to 50% (Trust net interest) in 76,922 gross acres and 33,246 net acres, containing 782 gross (349 net) productive oil wells, 193 gross (81 net) productive gas wells and 316 gross (137 net) injection wells.
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
     All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques, installation of larger capacity pumping equipment. Capital expenditures for remedial and maintenance activities during 2005 totaled approximately $14.7 million.
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
     BROG has informed the Trustee that the 2006 capital expenditures budget with regard to the Waddell Ranch properties should total approximately $30.3 million gross of which $14.3 million gross is attributable to drilling, $15 million gross to workovers and recompletions, and $1 million gross to facilities.

Computation of Royalty Income Received by the Trust
     The Trust’s royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2005, was computed as shown in the table on the next page.

	Year Ended December 31,
	2005		2004		2003		2002		2001
	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas
	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty
	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties
Gross Proceeds of Sales From the Underlying Properties:
Oil Proceeds	$43,967,934	$17,415,261	$32,078,721	$12,296,982	$24,418,227	$9,454,914	$20,543,224	$7,785,749	$26,477,679	$9,524,586

Gas Proceeds	37,531,266	5,050,206	28,746,318	3,970,231	25,255,338	3,606,615	14,861,094	2,245,648	26,068,379	3,771,184

Total	81,499,200	22,465,467	60,825,039	16,267,213	49,673,565	13,061,529	35,404,318	10,031,397	52,546,058	13,295,770

Less:
Severance Tax
Oil	1,806,281	675,609	1,366,942	457,308	1,045,413	350,440	863,299	302,665	1,108,968	374,204
Gas	2,319,699	325,044	1,702,937	262,673	1,632,642	228,928	813,581	159,431	1,160,095	239,337
Other	42,505	—	42,763	252,906	26,850	—	72,397	—	—	—
Lease Operating Expense and Property Tax
Oil and Gas	12,191,168	963,563	9,391,083	894,383	10,540,850	823,331	9,424,724	933,646	9,086,468	605,125
Other Payments									50,000
Capital Expenditures	7,151,598	—	6,539,015	—	7,734,224	—	3,394,674	0	3,350,003	—

Total	23,511,251	1,964,216	19,042,740	1,867,270	20,979,979	1,402,699	14,568,674	1,395,742	14,755,534	1,218,666

Net Profits	57,987,949	20,501,251	41,782,299	14,399,943	28,693,586	11,658,830	20,835,643	8,635,655	37,790,524	12,077,104
Net Overriding Royalty Interest	75%	95%	75%	95%	75%	95%	75%	95%	75%	95%

Royalty Income	43,490,961	19,476,189	31,336,724	13,679,946	21,520,190	11,075,888	15,626,732	8,203,872	28,342,893	11,473,248
Total Royalty Income for Distribution	$43,490,961	$19,476,189	$31,336,724	$13,679,946	$21,520,190	$11,075,888	$15,626,732	$8,203,872	$28,342,893	$11,473,248

Discussion and Analysis
Trustee’s Discussion and Analysis for the Three-Year Period Ended December 31, 2005
Critical Accounting Policies and Estimates
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
     Contingencies related to the Underlying Properties that are unfavorably resolved would generally be reflected by the Trust as reductions to future royalty income payments to the Trust with corresponding reductions to cash distributions to Unit holders.

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
Results of Operations
     Royalty income received by the Trust for the three-year period ended December 31, 2005, is reported in the following table:

	Year Ended December 31,
Royalties	2005	2004	2003
Total Revenue	$62,967,150	$45,016,670	$32,596,081
	100%	100%	100%
Oil Revenue	38,924,579	27,180,560	17,927,843
	62%	60%	55%
Gas Revenue	24,042,571	17,836,110	14,668,235
	38%	40%	45%
Total Revenue/Unit	$1.35097	$.965841	$.69935
     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2005, 2004 and 2003 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

	Year Ended December 31,
Royalties	2005	2004	2003
Oil Sales (Bbls)	827,275	779,052	699,402
Gas Sales (Mcf)	3,608,778	3,245,117	3,160,921

Underlying Properties
Oil
Total Oil Sales (Bbls)	1,258,584	1,222,579	1,200,844
Average Per Day (Bbls)	3,448	3,340	3,290
Average Price/Bbl	$48.77	$36.30	$28.21

	Year Ended December 31,
Royalties	2005	2004	2003
Gas
Total Gas Sales (Mcf)	6,132,716	5,975,867	6,243,956
Average Per Day (Mcf)	16,802	16,328	17,107
Average Price/Mcf	$6.94	$5.47	$4.62
     The average price of oil increased to $48.77 per barrel in 2005, up from $36.30 per barrel in 2004. In addition, the average price of gas increased from $5.47 per Mcf in 2004 to $6.94 per Mcf in 2005.
     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production increased approximately 6% from 2004 to 2005 primarily due to higher oil prices compared to previous years. Total gas production increased approximately 11% from 2004 to 2005 primarily due to an increase in capital expenditures for gas wells.
     Total capital expenditures in 2005 used in the net overriding royalty calculation were approximately $7.2 million compared to $6.5 million in 2004 and $7.7 million in 2003. During 2005, there were 6 gross (3 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2005, there were no wells in progress on the Waddell Ranch properties.
     In 2005, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $12.2 million, which amount was higher than 2004 by $2.8 million.
     The Trustee has been advised by BROG that for the period August 1, 1993, through January 1, 2006, the oil from the Waddell Ranch was and will be sold under a competitive bid to a third party.
     During 2005, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $63,909. Interest income for 2004 and 2003 was $ 19,883 and $13,937, respectively.
     General and administrative expenses in 2005 were $763,390 compared to $489,810 in 2004 and $496,890 in 2003.
     Distributable income for 2005 was $62,267,669, or $1.335964 per Unit.
     Distributable income for 2004 was $44,546,743, or $.955758 per Unit.
     Distributable income for 2003 was $32,113,125, or $.688993 per Unit.

Results of the Fourth Quarters of 2005 and 2004
     Royalty income received by the Trust for the fourth quarter of 2005 amounted to $20,700,741 or $.444138 per Unit. For the fourth quarter of 2004, the Trust received royalty income of $15,117,305 or $.367255 per Unit. Interest income for the fourth quarter of 2005 amounted to $27,098 compared to $9,045 for the fourth quarter of 2004. The increase in interest income can be attributed primarily to an increase in funds available for investment and an increase in interest rate. General and administrative expenses totaled $115,154 for the fourth quarter of 2005 compared to $76,881 for the fourth quarter of 2004.
     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2004 are as follows:

	Fourth Quarter
	2005	2004
Royalties
Oil Sales (Bbls)	222,071	222,843
Gas Sales (Mcf)	991,092	994,151

Underlying Properties
Total Oil Sales (Bbls)	309,862	322,871
Average Per Day (Bbls)	3,368	3,509
Average Price/Bbls	$58.88	$43.87
Total Gas Sales (Mcf)	1,499,863	1,530,758
Average Per Day (Mcf)	16,303	16,639
Average Price/Mcf	$8.70	$6.18
     The posted price of oil increased for the fourth quarter of 2005 compared to the fourth quarter of 2004, resulting in an average price per barrel of $58.88 compared to $43.87 in the same period of 2004. The average price of gas increased for the fourth quarter of 2005 compared to the same period in 2004, resulting in an average price per Mcf of $8.70 compared to $6.18 in the fourth quarter of 2004.
     The Trustee has been advised that oil sales increased in 2005 compared to the same period in 2004 primarily due to higher capital expenditures in 2005 offsetting natural production declines. Gas sales from the Underlying Properties increased in the fourth quarter of 2005 compared to the same period in 2004 due to the same factors.

     The Trust has been advised that no well was drilled and completed during the three months ended December 31, 2005, and there were no wells in progress.
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
Tabular Disclosure of Contractual Obligations.

Contractual
Obligations	Total	Payments Due by Period
		Less than 1 Year	1 - 3 Years	3-5 Years	More than 5 Years
Distribution payable to Unit holders	$7,264,048	$7,264,048	0	0	0
Total	$7,264,048	$7,264,048	0	0	0

PERMIAN BASIN ROYALTY TRUST
FINANCIAL STATEMENTS
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Cash and Short-term Investments	$7,264,048	$5,429,145
Net Overriding Royalty Interests in Producing Oil and Gas Properties - Net (Notes 2 and 3)	1,610,630	1,795,267

	$8,874,678	$7,224,412

LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders	$7,264,048	$5,429,145
Trust Corpus – 46,608,796 Units of Beneficial Interest Authorized and Outstanding	1,610,630	1,795,267

	$8,874,678	$7,224,412

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2005

	2005	2004	2003
Royalty Income (Notes 2 and 3)	$62,967,150	$45,016,670	$32,596,078
Interest Income	63,909	19,883	13,937

	63,031,059	45,036,553	32,610,015
Expenditures — General and Administrative	763,390	489,810	496,890

Distributable Income	$62,267,669	$44,546,743	$32,113,125

Distributable Income per Unit (46,608,796 Units)	$1.335964	$.955758	$.688993

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 2005

	2005	2004	2003
Trust Corpus, Beginning of Period	$1,795,267	$1,991,594	$2,172,393
Amortization of Net Overriding Royalty Interests (Notes 2 and 3)	(184,637)	(196,327)	(180,799)
Distributable Income	62,267,669	44,546,743	32,113,125
Distributions Declared	(62,267,669)	(44,546,743)	(32,113,125)

Trust Corpus, End of Period	$1,610,630	$1,795,267	$1,991,594

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
     The initial carrying value of the Royalties ($10,975,216) represented Southland’s historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2005 and 2004, aggregated $9,364,586 and $9,179,949, respectively.
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
     In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application, or the latest practical date, as the preferred method to report a change in accounting principle or correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This new standard has no impact on the financial statements of the Trust.
     In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” (“FIN 47”). FIN 47 clarifies the term conditional asset retirement obligation and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity; however the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective for fiscal years ending after December 15, 2005. This new standard has no impact on the financial statements of the Trust.

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
8. Quarterly Schedule of Distributable Income (Unaudited)
     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2005 (in thousands, except per Unit amounts):

			Distributable
			Income and
	Royalty	Distributable	Distribution
2005	Income	Income	Per Unit
First Quarter	$13,531	$13,244	$.284149
Second Quarter	12,746	12,521	.268627
Third Quarter	15,989	15,890	.340939
Fourth Quarter	20,701	20,613	.442249

Total	$62,697	$62,268	$1.335964

			Distributable
			Income and
	Royalty	Distributable	Distribution
2004	Income	Income	Per Unit
First Quarter	$9,207	$9,026	$.193657
Second Quarter	9,046	8,905	.191053
Third Quarter	11,647	11,566	.248159
Fourth Quarter	15,117	15,050	.322889

Total	$45,017	$44,547	$.955758

9. Subsequent Events
     Subsequent to December 31, 2005, the Trust declared the following distributions:

Monthly Record Date	Payment Date	Distribution Per Unit
January 31, 2006	February 14, 2006	$.142168
February 28, 2006	March 14, 2006	$.123749

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Unit Holders of Permian Basin Royalty Trust and Bank of America, N.A., Trustee:
We have audited the accompanying statements of assets, liabilities and trust corpus of Permian Basin Royalty Trust (the “Trust”) as of December 31, 2005 and 2004, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
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
As described in Note 3 to the financial statements, these financial statements have been prepared on a modified cash basis of accounting which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, such consolidated financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2005 and 2004, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2005, on the basis of accounting described in Note 3.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2006 expressed an unqualified opinion on the Trustee’s assessment of the effectiveness of the Trust’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Dallas, Texas
March 14, 2006

PERMIAN BASIN ROYALTY TRUST
901 Main Street, Suite 1700
P.O. Box 830650
Dallas, Texas 75202
Bank of America, N.A., Trustee

AUDITORS
Deloitte & Touche LLP
Dallas, Texas

LEGAL COUNSEL
Thompson & Knight L.L.P.
Dallas, Texas

TAX COUNSEL
Winstead, Sechrest Minick
Houston, Texas

TRANSFER AGENT
Mellon Investor Services LLC
Ridgefield Park, New Jersey