Form 10-K, Exhibit 13
period 2006-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2007-03-13
CIK 319654

EXHIBIT 13
ANNUAL REPORT TO SHAREHOLDERS
[COVER PAGE]
[PERMIAN BASIN ROYALTY TRUST LOGO]
PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2006
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
     The Trust has been advised that effective January 1, 1996, Southland was merged with and into Meridian Oil Inc. (“Meridian”), a Delaware corporation, with Meridian being the surviving corporation. Meridian succeeded to the ownership of all the assets, has the rights, powers, and privileges, and assumed all of the liabilities and obligations of Southland. Effective July 11, 1996, Meridian changed its name to Burlington Resources Oil & Gas Company, now Burlington Resources Oil & Gas Company LP (“BROG”). Any reference to BROG hereafter for periods prior to the occurrence of the aforementioned name change or merger should, as applicable, be construed to be a reference to Meridian or Southland. Further, BROG notified the Trust that, on February 14, 1997, the Texas Royalty properties that are subject to the Net Overriding Royalty Conveyance dated November 1, 1980 (“Texas Royalty Conveyance”), were sold to Riverhill Energy Corporation (“Riverhill Energy”) of Midland, Texas. Effective March 31, 2006, ConocoPhillips acquired BRI pursuant to a merger between BRI and a wholly-owned subsidiary of ConocoPhillips. As a result of this acquisition, BRI and BROG are both wholly-owned subsidiaries of ConocoPhillips.
Units of Beneficial Interest
     Units of Beneficial Interest (“Units”) of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust’s two most recent years were as follows:

	Sales Price		Distributions
2006	High	Low	Paid

First Quarter	$16.91	$14.05	$.400354
Second Quarter	16.93	14.35	.297034
Third Quarter	17.00	15.25	.398559
Fourth Quarter	16.68	15.23	.314135

Total for 2006			$1.410082

	Sales Price		Distributions
2005	High	Low	Paid

First Quarter	$15.57	$12.13	$.284149
Second Quarter	15.50	10.75	.268627
Third Quarter	17.23	14.73	.340939
Fourth Quarter	17.15	15.00	.442249

Total for 2005			$1.335964
     Approximately 1,524 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2006.
     The Trust has no equity compensation plans and has not repurchased any Units during the period covered by this report.
To Unit Holders
     We are pleased to present the twenty-sixth Annual Report of the Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2006, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust’s properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland) and Riverhill Energy.
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
     Royalty income received by the Trustee for the year ended December 31, 2006, was $66,407,199 and interest income earned for the same period was $133,648. General and administrative expenses amounted to $825,478. A total of $65,715,369 or 1.410082 per Unit, was distributed to Unit holders during 2006. A discussion of factors affecting the distributions for 2006 may be found in the Trustee’s Discussion and Analysis section of this report and the accompanying Form 10-K.
     As of December 31, 2006, the Trust’s proved reserves were estimated at 6,578,000 Bbls of oil and 24,130,000 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2006 amount to $468,189,000 or $10.58 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2006 was $265,970,500 or $5.71 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.
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
     As was previously reported, in February 1997, BROG sold its interest in the Texas Royalty properties that are subject to the Texas Royalty Conveyance to Riverhill Energy, which at the time was a wholly-owned subsidiary of Riverhill Capital and an affiliate of Coastal Management Corporation (“CMC”). Subsequently, the Trustee was advised that STC acquired all of the shares of Riverhill Capital. The Trustee has been advised that, as part of this transaction, ownership of Riverhill Energy’s interests in the Texas Royalty properties referenced above remain in Riverhill Energy, which was owned by the former shareholders of Riverhill Capital. All accounting operations pertaining to the Texas Royalty properties are performed by Riverhill Energy.
     Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the cost depletion for January through December 2006, and it appears that percentage depletion will exceed cost depletion for all Unit holders.
     Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.
     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2007, and for the year ending December 31, 2007. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A., Trustee
By:	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President

Description of the Properties
     The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2006, is approximately 8.3 years.
     The net profits/overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net royalty interests are carved vary from 37.5% (Trust net interest) to 50% (Trust net interest) in 76,922 gross acres and 33,246 net acres, containing 800 gross (353 net) productive oil wells, 205 gross (97 net) productive gas wells and 309 gross (134 net) injection wells.
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
     All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques and installation of larger capacity pumping equipment. Capital expenditures for remedial and maintenance activities during 2006 totaled approximately $35.6 million.
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
     BROG has informed the Trustee that the 2007 capital expenditures budget with regard to the Waddell Ranch properties should total approximately $32.4 million gross of which $18.9 million gross is attributable to drilling, $12.4 million gross to workovers and recompletions, and $1.1 million gross to facilities.

Computation of Royalty Income Received by the Trust
     The Trust’s royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2006, was computed as shown in the table on the next page.

	Year Ended December 31,
	2006		2005		2004		2003		2002
	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texasd
	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty
	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties
Gross Proceeds of Sales From the Underlying Properties:
Oil Proceeds	$51,185,185	$21,301,642	$43,967,934	$17,415,261	$32,078,721	$12,296,982	$24,418,227	$9,454,914	$20,543,224	$7,785,749

Gas Proceeds	40,386,375	5,780,321	37,531,266	5,050,206	28,746,318	3,970,231	25,255,338	3,606,615	14,861,094	2,245,648

Total	91,571,560	27,081,963	81,499,200	22,465,467	60,825,039	16,267,213	49,673,565	13,061,529	35,404,318	10,031,397

Less:
Severance Tax
Oil	2,219,552	760,043	1,806,281	675,609	1,366,942	457,308	1,045,413	350,440	863,299	302,665
Gas	2,587,606	378,513	2,319,699	325,044	1,702,937	262,673	1,632,642	228,928	813,581	159,431
Other	42,695	-0-	42,505	—	42,763	252,906	26,850	—	72,397	—
Lease Operating Expense and Property Tax
Oil and Gas	13,932,289	1,454,993	12,191,168	963,563	9,391,083	894,383	10,540,850	823,331	9,424,724	933,646
Capital Expenditures	15,265,143	—	7,151,598	—	6,539,015	—	7,734,224	—	3,394,674	0

Total	34,047,285	2,593,549	23,511,251	1,964,216	19,042,740	1,867,270	20,979,979	1,402,699	14,568,674	1,395,742

Net Profits	57,524,275	24,488,414	57,987,949	20,501,251	41,782,299	14,399,943	28,693,586	11,658,830	20,835,643	8,635,655

Net Overriding Royalty Interest	75%	95%	75%	95%	75%	95%	75%	95%	75%	95%

Royalty Income	43,143,206	23,263,993	43,490,961	19,476,189	31,336,724	13,679,946	21,520,190	11,075,888	15,626,732	8,203,872

Total Royalty Income for Distribution	$43,143,206	$23,263,993	$43,490,961	$19,476,189	$31,336,724	$13,679,946	$21,520,190	$11,075,888	$15,626,732	$8,203,872

Discussion and Analysis
Trustee’s Discussion and Analysis for the Three-Year Period Ended December 31, 2006
Critical Accounting Policies and Estimates
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
Results of Operations
     Royalty income received by the Trust for the three-year period ended December 31, 2006, is reported in the following table:

	Year Ended December 31,
	2006	2005	2004
Royalties
Total Revenue	$66,407,199	$62,967,150	$45,016,670
	100%	100%	100%
Oil Revenue	42,729,342	38,924,579	27,180,560
	64%	62%	60%
Gas Revenue	23,677,857	24,042,571	17,836,110
	36%	38%	40%
Total Revenue/Unit	$1.424775	$1.35097	$.965841
     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2006, 2005 and 2004 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

	Year Ended December 31,
	2006	2005	2004
Royalties
Oil Sales (Bbls)	749,949	827,275	779,052
Gas Sales (Mcf)	3,154,791	3,608,778	3,245,117

Underlying Properties
Oil
Total Oil Sales (Bbls)	1,221,165	1,258,584	1,222,579
Average Per Day (Bbls)	3,346	3,448	3,340
Average Price/Bbl	$59.36	$48.77	$36.30

	Year Ended December 31,
	2006	2005	2004
Gas
Total Gas Sales (Mcf)	5,973,188	6,132,716	5,975,867
Average Per Day (Mcf)	16,365	16,802	16,328
Average Price/Mcf	$7.73	$6.94	$5.47
     The average price of oil increased to $59.36 per barrel in 2006, up from $48.77 per barrel in 2005. The average price of oil in 2004 was $36.30 per barrel. In addition, the average price of gas increased from $6.94 per Mcf in 2005 to $7.73 per Mcf in 2006. The average price of gas in 2004 was $5.47 per Mcf.
     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production decreased approximately 3% from 2005 to 2006 primarily due to natural decline of properties. Total gas production decreased approximately 3% from 2005 to 2006 primarily due to natural decline of properties.
     Total capital expenditures in 2006 used in the net overriding royalty calculation were approximately $34 million compared to $7.2 million in 2005 and $6.5 million in 2004. During 2006, there were 23 gross (11 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2006, there were 3 drill wells and 6 workovers in progress on the Waddell Ranch properties.
     In 2006, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $13.9 million, which amount was higher than 2005 by $1.7 million.
     The Trustee has been advised by BROG that for the period August 1, 1993, through January 1, 2007, the oil from the Waddell Ranch was and will be sold under a competitive bid to a third party.
     During 2006, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $133,648. Interest income for 2005 and 2004 was $ 63,909 and $19,883, respectively.
     General and administrative expenses in 2006 were $825,478 compared to $763,390 in 2005 and $489,810 in 2004, primarily due to increased expenses related to compliance with the Sarbanes-Oxley Act and increased Unit holder reporting.
     Distributable income for 2006 was $65,715,639, or $1.410082 per Unit.
     Distributable income for 2005 was $62,267,669, or $1.335964 per Unit.
     Distributable income for 2004 was $44,546,743, or $.955758 per Unit.

Results of the Fourth Quarters of 2006 and 2005
     Royalty income received by the Trust for the fourth quarter of 2006 amounted to $14,751,459 or $.316495 per Unit. For the fourth quarter of 2005, the Trust received royalty income of $20,700,741 or $.444138 per Unit. Interest income for the fourth quarter of 2006 amounted to $38,297 compared to $27,098 for the fourth quarter of 2005. The increase in interest income can be attributed primarily to an increase in interest rate. General and administrative expenses totaled $148,089 for the fourth quarter of 2006 compared to $115,154 for the fourth quarter of 2005.
     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2005 are as follows:

	Fourth Quarter
	2006	2005
Royalties
Oil Sales (Bbls)	175,356	222,071
Gas Sales (Mcf)	734,754	991,092

Underlying Properties
Total Oil Sales (Bbls)	308,453	309,862
Average Per Day (Bbls)	3,353	3,368
Average Price/Bbls	$59.14	$58.88
Total Gas Sales (Mcf)	1,578,248	1,499,863
Average Per Day (Mcf)	17,155	16,303
Average Price/Mcf	$6.83	$8.70
     The posted price of oil increased for the fourth quarter of 2006 compared to the fourth quarter of 2005, resulting in an average price per barrel of $59.14 compared to $58.88 in the same period of 2005. The average price of gas decreased for the fourth quarter of 2006 compared to the same period in 2005, resulting in an average price per Mcf of $6.83 compared to $8.70 in the fourth quarter of 2005.
     The Trustee has been advised that oil sales decreased in 2006 compared to the same period in 2005 primarily due to natural production declines. Gas sales from the Underlying Properties decreased in the fourth quarter of 2006 compared to the same period in 2005 due to the same factor.
     The Trust has been advised that 8 wells were drilled and completed during the three months ended December 31, 2006, and there were 3 wells in progress.

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
Tabular Disclosure of Contractual Obligations.

		Payments Due by Period
Contractual		Less than 1	1 – 3		More than
Obligations	Total	Year	Years	3-5 Years	5 Years
Distribution payable to Unit holders	$5,135,136	$5,135,136	0	0	0
Total	$5,135,136	$5,135,136	0	0	0

PERMIAN BASIN ROYALTY TRUST
FINANCIAL STATEMENTS
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Cash and Short-term Investments	$5,135,136	$7,264,048
Net Overriding Royalty Interests in Producing Oil and Gas Properties — Net (Notes 2 and 3)	1,439,214	1,610,630

	$6,574,350	$8,874,678

LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders	$5,135,136	$7,264,048
Trust Corpus – 46,608,796 Units of Beneficial Interest Authorized and Outstanding	1,439,214	1,610,630

	$6,574,350	$8,874,678

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2006

	2006	2005	2004
Royalty Income (Notes 2 and 3)	$66,407,199	$62,967,150	$45,016,670
Interest Income	133,648	63,909	19,883

	66,540,847	63,031,059	45,036,553
Expenditures — General and Administrative	825,478	763,390	489,810

Distributable Income	$65,715,369	$62,267,669	$44,546,743

Distributable Income per Unit (46,608,796 Units)	$1.410082	$1.335964	$.955758

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 2006

	2006	2005	2004
Trust Corpus, Beginning of Period	$1,610,630	$1,795,267	$1,991,594
Amortization of Net Overriding Royalty Interests (Notes 2 and 3)	(171,416)	(184,637)	(196,327)
Distributable Income	65,715,369	62,267,669	44,546,743
Distributions Declared	(65,715,369)	(62,267,669)	(44,546,743)

Trust Corpus, End of Period	$1,439,214	$1,610,630	$1,795,267

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
     The initial carrying value of the Royalties ($10,975,216) represented Southland’s historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2006 and 2005, aggregated $9,536,002 and $9,364,586, respectively.
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
4. New Accounting Pronouncements
     In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 Accounting for Derivative Instruments and No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial interests in Securitized Financial Assets. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Trust has no such financial instruments and accordingly, this new Standard will not impact the financial statements of the Trust.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statements No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. This statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Trustee does not believe the adoption of this statement will have a material effect on the Trust’s financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans –an amendment of FASB Statements No. 87, 88, 106 and 132(R). This statement improves financial reporting by requiring an employer to recognize the over funded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement is effective as of the end of the fiscal year ending after December 15, 2006. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities and — Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In September 2006, the FASB issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, for the purpose of evaluating materiality. This statement is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Trustee does not believe that the adoption of this standard will have a material effect on the Trust’s financial statements.
5. Federal Income Tax
     For Federal income tax purposes, the Trust constitutes a fixed investment trust which is taxed as a grantor trust. A grantor trust is not subject to tax at the trust level. The Unit holders are considered to own the Trust’s income and principal as though no trust were in existence. The income of the Trust is deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust rather than when distributed by the Trust. The Trust has on file technical advice memoranda confirming the tax treatment of the Trust.
     Because the Trust is a grantor trust for Federal tax purposes, each Unit holder is taxed directly on his proportionate share of income, deductions and credits of the Trust consistent with each such Unit holder’s taxable year and method of accounting and without regard to the taxable year or method of accounting employed by the Trust. The income of the Trust consists primarily of a specified share of the proceeds from the sale of coal seam gas produced from the Underlying Properties. During 2006, the Trust earned interest income on funds held for distribution and made adjustments to the cash reserve maintained for the payment of contingent and future obligations of the Trust.
     The deductions of the Trust consist of severance taxes and administrative expenses. In addition, each Unit holder is entitled to depletion deductions because the Royalties constitute “economic interests” in oil and gas properties for Federal income tax purposes. Each Unit holder is entitled to amortize the cost of the Units through cost depletion over the life of the Royalties (or, if greater, through percentage depletion equal to 15 percent of gross income). If any portion of the Royalties is treated as a production payment or is not treated as an economic interest, however, a Unit holder will not be entitled to depletion in respect of such portion. If a taxpayer disposes of any “section 1254 property” (certain oil, gas, geothermal or other mineral property), and if the adjusted basis of such property includes adjustments for deductions for depletion under Section 611 of the Code, the taxpayer generally must recapture the amount deducted for depletion in ordinary income (to the extent of gain realized on the disposition of the property). This depletion recapture rule applies to any disposition of property that was placed in service by the taxpayer after December 31, 1986. Detailed rules set forth in Sections 1.1254-1 through 1.1254-6 of the United States Treasury regulations govern dispositions of property after March 13, 1995. The Service will likely take the position that a Unit holder who purchases a Unit subsequent to December 31, 1986, must recapture depletion upon the disposition of that Unit.
     Individuals may deduct “miscellaneous itemized deductions” (including, in general, investment expenses) only to the extent that such expenses exceed 2 percent of the individual’s adjusted gross income. Although there are exceptions to the 2 percent limitation, authority suggests that no exceptions apply to expenses passed through from a grantor trust, like the Trust.
     The classification of the Trust’s income for purposes of the passive loss rules may be important to a Unit holder. Royalty income generally is treated as portfolio income and does not offset passive losses.
     The Tax consequences to a Unit holder of the ownership and sale of Units will depend in part on the Unit holder’s tax circumstances. Unit holders should consult their tax advisors about the Federal tax consequences relating to owning the Units in the Trust.
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
8. Quarterly Schedule of Distributable Income (Unaudited)
     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2006 (in thousands, except per Unit amounts):

			Distributable
			Income and
	Royalty	Distributable	Distribution
2006	Income	Income	Per Unit
First Quarter	$18,918	$18,653	$.400354
Second Quarter	14,041	13,844	.297034
Third Quarter	18,697	18,576	.398559
Fourth Quarter	14,751	14,642	.314135

Total	$66,407	$65,715	$1.410082

			Distributable
			Income and
	Royalty	Distributable	Distribution
2005	Income	Income	Per Unit
First Quarter	$13,531	$13,244	$.284149
Second Quarter	12,746	12,521	.268627
Third Quarter	15,989	15,890	.340939
Fourth Quarter	20,701	20,613	.442249

Total	$62,697	$62,268	$1.335964

9. SUBSEQUENT EVENTS
     Subsequent to December 31, 2006, the Trust declared the following distributions:

Monthly Record Date	Payment Date	Distribution per Unit
January 31, 2007	February 14, 2007	$.101215
February 28, 2007	March 14, 2007	$.090695
10. STATE TAX CONSIDERATIONS
     All revenues from the Trust are from sources within Texas, which has no individual income tax. However, the franchise tax imposed through December 31, 2006 by the state of Texas on corporations (the definition of which generally includes limited liability companies) is partly based on federal taxable income, which will include income from the Trust.
     The Texas legislature recently passed H.B. 3, 79th Leg., 3d C.S. (2006), which was signed into law on May 18, 2006. H.B. 3 significantly reforms the Texas franchise tax system and replaces it with a new Texas margin tax system. The margin tax expands the type of entities subject to tax to generally include all active business entities, including corporations and limited liability companies currently subject to the franchise tax. The new margin tax also will apply to the following common entity types that are not currently subject to tax: general and limited partnerships (unless otherwise exempt), limited liability partnerships, trusts (unless otherwise exempt), business trusts, business associations, professional associations, joint stock companies, holding companies, and joint ventures. The effective date of the margin tax is January 1, 2008, but the tax generally will be imposed on gross revenues generated in 2007 and thereafter (earlier for certain fiscal year taxpayers).
     If the Trust is exempt from the margin tax at the Trust level as a passive entity, each Unit holder that is a business entity subject to the margin tax would generally include its share of the Trust’s revenues in its margin tax computation. If, however, the margin tax is imposed on the Trust at the Trust level, each such Unit holder would generally exclude its share of the Trust’s revenues from its margin tax calculation.
     Trusts and partnerships that meet statutory requirements and receive at least 90% of their gross income from designated sources, including royalties from mineral properties, are generally exempt from the margin tax as “passive entities.” Virtually all of the income of the Trust consists of income from net overriding royalty interests (or net profits interests) that are treated as royalty income for federal income tax purposes. Although the income of the Trust is passive as it consists almost entirely of royalty and other non-operating mineral interests, there is currently no clear authority that the Trust satisfies all the statutory requirements for the exemption for passive entities to apply. Therefore, pending additional legislative action in the 2007 legislative session or the issuance of applicable administrative rules promulgated by the Texas Comptroller, it is uncertain whether the Trust would be exempt from the margin tax as a passive entity or subject to the margin tax at the Trust level.
     Each Unit holder that is a business entity should consult his own tax advisor regarding the requirements for filing Texas, franchise and margin tax returns.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Unit Holders of Permian Basin Royalty Trust and
Bank of America, N.A., Trustee:
We have audited the accompanying statements of assets, liabilities and trust corpus of Permian Basin Royalty Trust (the “Trust”) as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2006 and 2005, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2006, on the basis of accounting described in Note 3.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion on the Trustee’s assessment of the effectiveness of the Trust’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Dallas, Texas
March 13, 2007

PERMIAN BASIN ROYALTY TRUST
901 Main Street, Suite 1700
P.O. Box 830650
Dallas, Texas 75202
Bank of America, N.A., Trustee
AUDITORS
Deloitte & Touche LLP
Dallas, Texas
LEGAL COUNSEL
Thompson & Knight L.L.P.
Dallas, Texas
TAX COUNSEL
Winstead, Sechrest Minick
Houston, Texas
TRANSFER AGENT
Mellon Investor Services LLC
Ridgefield Park, New Jersey