Form 10-K, Exhibit 13
period 2007-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2008-03-14
CIK 319654

EXHIBIT 13
ANNUAL REPORT TO SHAREHOLDERS
[COVER PAGE]
[PERMIAN BASIN ROYALTY TRUST LOGO]
PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2007
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
Units of Beneficial Interest
     Units of Beneficial Interest (“Units”) of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust’s two most recent years were as follows:

	Sales Price
			Distributions
2007	High	Low	Paid
First Quarter	$16.14	$11.35	$.291984
Second Quarter	14.85	12.95	.281583
Third Quarter	15.50	12.90	.384680
Fourth Quarter	$16.12	$14.33	.492530

Total for 2007			$1.450777

			Distributions
2006	High	Low	Paid
First Quarter	$16.91	$14.05	$.400354
Second Quarter	16.93	14.35	.297034
Third Quarter	17.00	15.25	.398559
Fourth Quarter	16.68	15.23	.314135

Total for 2006			$1.410082
     Approximately 1,453 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2007.
     The Trust has no equity compensation plans and has not repurchased any Units during the period covered by this report.
To Unit Holders
     We are pleased to present the twenty-seventh Annual Report of the Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2007, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust’s properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland) and Riverhill Energy.
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
     Royalty income received by the Trustee for the year ended December 31, 2007, was $68,382,820 and interest income earned for the same period was $125,338. General and administrative expenses amounted to $888,928. A total of $67,619,230 or 1.450777 per Unit, was distributed to Unit holders during 2007. A discussion of factors affecting the distributions for 2007 may be found in the Trustee’s Discussion and Analysis section of this report and the accompanying Form 10-K.

     As of December 31, 2007, the Trust’s proved reserves were estimated at 7,256,000 Bbls of oil and 26,302,000 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2007 amount to $876,054,000 or $18.79 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2007 was $484,372,000 or $10.39 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.
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
     Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the cost depletion for January through December 2007, and it appears that percentage depletion will exceed cost depletion for some of the Unit holders.
     Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.
     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2008, and for the year ending December 31, 2008. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A., Trustee
By:	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President

Description of the Properties
     The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2007, is approximately 8.8 years.
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
     All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques and installation of larger capacity pumping equipment. Capital expenditures for remedial and maintenance activities during 2007 totaled approximately $23.4 million.
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
     BROG has informed the Trustee that the 2008 capital expenditures budget with regard to the Waddell Ranch properties should total approximately $33.9 million gross of which $9.9 million gross is attributable to drilling, $20 million gross to workovers and recompletions, and $3.9 million gross to facilities.

Computation of Royalty Income Received by the Trust
     The Trust’s royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2007, was computed as shown in the table on the next page.

	Year Ended December 31,
	2007		2006		2005		2004		2003
	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas
	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty
	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties
Gross Proceeds of Sales From the Underlying Properties:
Oil Proceeds	$51,897,859	$20,651,675	$51,185,185	$21,301,642	$43,967,934	$17,415,261	$32,078,721	$12,296,982	$24,418,227	$9,454,914

Gas Proceeds	41,997,463	5,275,253	40,386,375	5,780,321	37,531,266	5,050,206	28,746,318	3,970,231	25,255,338	3,606,615

Total	93,895,322	25,926,928	91,571,560	27,081,963	81,499,200	22,465,467	60,825,039	16,267,213	49,673,565	13,061,529

Less:
Severance Tax
Oil	2,241,791	779,513	2,219,552	760,043	1,806,281	675,609	1,366,942	457,308	1,045,413	350,440
Gas	2,474,922	337,861	2,587,606	378,513	2,319,699	325,044	1,702,937	262,673	1,632,642	228,928
Other	169,151	159,926	42,695	-0-	42,505	—	42,763	252,906	26,850	—
Lease Operating Expense and Property Tax
Oil and Gas	15,854,987	1,579,946	13,932,289	1,454,993	12,191,168	963,563	9,391,083	894,383	10,540,850	823,331

Capital Expenditures	11,198,975	—	15,265,143	—	7,151,598	—	6,539,015	—	7,734,224	—

Total	31,939,826	2,857,246	34,047,285	2,593,549	23,511,251	1,964,216	19,042,740	1,867,270	20,979,979	1,402,699

Net Profits	61,955,496	23,069,682	57,524,275	24,488,414	57,987,949	20,501,251	41,782,299	14,399,943	28,693,586	11,658,830
Net Overriding Royalty Interest	75%	95%	75%	95%	75%	95%	75%	95%	75%	95%

Royalty Income	46,466,622	21,916,198	43,143,206	23,263,993	43,490,961	19,476,189	31,336,724	13,679,946	21,520,190	11,075,888
Total Royalty Income for Distribution	46,466,622	21,916,198	$43,143,206	$23,263,993	$43,490,961	$19,476,189	$31,336,724	$13,679,946	$21,520,190	$11,075,888

Discussion and Analysis
Trustee’s Discussion and Analysis for the Three-Year Period Ended December 31, 2007
Critical Accounting Policies and Estimates
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
Results of Operations
     Royalty income received by the Trust for the three-year period ended December 31, 2007, is reported in the following table:

	Year Ended December 31,
	2007	2006	2005
Royalties
Total Revenue	$68,382,820	$66,407,199	$62,967,150
	100%	100%	100%
Oil Revenue	42,116,916	42,729,342	38,924,579
	62%	64%	62%
Gas Revenue	26,265,904	23,677,857	24,042,571
	38%	36%	38%
Total Revenue/Unit	$1.467166	$1.424775	$1.35097
     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2007, 2006 and 2005 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

	Year Ended December 31,
	2007	2006	2005
Royalties
Oil Sales (Bbls)	740,878	749,949	827,275
Gas Sales (Mcf)	3,477,898	3,154,791	3,608,778

Underlying Properties
Oil
Total Oil Sales (Bbls)	1,190,270	1,221,165	1,258,584
Average Per Day (Bbls)	3,261	3,346	3,448
Average Price/Bbl	$60.95	$59.36	$48.77

	Year Ended December 31,
Royalties	2007	2006	2005
Gas
Total Gas Sales (Mcf).	6,407,845	5,973,188	6,132,716
Average Per Day (Mcf)	17,556	16,365	16,802
Average Price/Mcf	7.38	$7.73	$6.94
     The average price of oil increased to $60.95 per barrel in 2007, up from $59.36 per barrel in 2006. The average price of oil in 2005 was $48.77 per barrel. In addition, the average price of gas decreased from $7.73 per Mcf in 2006 to $7.38 per Mcf in 2007. The average price of gas in 2005 was $6.94 per Mcf.
     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production decreased approximately 1% from 2006 to 2007 primarily due to natural decline of properties. Total gas production increased approximately 10% from 2006 to 2007 primarily due to new drilling on the Waddell Ranch properties.
     Total capital expenditures in 2007 used in the net overriding royalty calculation were approximately $11.2 million compared to $15.3 million in 2006 and $7.2 million in 2005. During 2007, there were 39 gross (19.3 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2007, there were no drill wells and no workovers in progress on the Waddell Ranch properties.
     In 2007, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $15.9 million, which amount was higher than 2006 by $1.9 million.
     The Trustee has been advised by BROG that for the period August 1, 1993, through January 1, 2008, the oil from the Waddell Ranch was and will be sold under a competitive bid to a third party.
     During 2007, the monthly royalty receipts were invested by the Trustee in U.S. Treasury securities until the monthly distribution date, and earned interest totaled $125,338. Interest income for 2006 and 2005 was $ 133,648 and $63,909, respectively.
     General and administrative expenses in 2007 were $888,928 compared to $825,478 in 2006 and $763,390 in 2005, primarily due to increased expenses related to compliance with the Sarbanes Oxley Act and increased Unit holder reporting.
     Distributable income for 2007 was $67,619,230, or $1.450777 per Unit.
     Distributable income for 2006 was $65,715,639, or $1.410082 per Unit.
     Distributable income for 2005 was $62,267,669, or $1.335964 per Unit.

Results of the Fourth Quarters of 2007 and 2006
     Royalty income received by the Trust for the fourth quarter of 2007 amounted to $23,062,536 or $.494811 per Unit. For the fourth quarter of 2006, the Trust received royalty income of $14,751,459 or $.316495 per Unit. Interest income for the fourth quarter of 2007 amounted to $38,736 compared to $38,297 for the fourth quarter of 2006. The increase in interest income can be attributed primarily to an increase in interest rate. General and administrative expenses totaled $144,965 for the fourth quarter of 2007 compared to $148,089 for the fourth quarter of 2006.
     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2006 are as follows:

	Fourth Quarter
	2007	2006
Royalties
Oil Sales (Bbls)	216,314	175,356
Gas Sales (Mcf)	1,066,321	734,754

Underlying Properties
Total Oil Sales (Bbls)	308,546	308,453
Average Per Day (Bbls)	3,354	3,353
Average Price/Bbls	73.93	$59.14
Total Gas Sales (Mcf)	1,644,198	1,578,248
Average Per Day (Mcf)	17,872	17,155
Average Price/Mcf	7.56	$6.83
     The posted price of oil increased for the fourth quarter of 2007 compared to the fourth quarter of 2006, resulting in an average price per barrel of $73.93 compared to $59.14 in the same period of 2006. The average price of gas increased for the fourth quarter of 2007 compared to the same period in 2006, resulting in an average price per Mcf of $7.56 compared to $6.83 in the fourth quarter of 2006.
     The Trustee has been advised that oil sales increased in the fourth quarter of 2007 compared to the same period in 2006 primarily due to an anomaly of a plugged and abandoned well starting to flow. Gas sales from the Underlying Properties increased in the fourth quarter of 2007 compared to the same period in 2006 due to the drilling during the year.

     The Trust has been advised that no wells were drilled and completed during the three months ended December 31, 2007, and there were no wells in progress.
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
Tabular Disclosure of Contractual Obligations.

		Payments Due by Period
Contractual		Less than 1	1 - 3		More than
Obligations	Total	Year	Years	3-5 Years	5 Years
Distribution payable to Unit holders	$8,173,207	$8,173,207	0	0	0

Total	$8,173,207	$8,173,207	0	0	0

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Unit Holders of Permian Basin Royalty Trust and
Bank of America, N.A, Trustee:
We have audited the accompanying statements of assets, liabilities, and trust corpus of Permian Basin Royalty Trust (the “Trust”) as of December 31, 2007 and 2006, and the related consolidated statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2007 and 2006, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2007, on the basis of accounting described in Note 3.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2008 expressed an unqualified opinion on the Trustee’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
Dallas, TX
March 11, 2008

PERMIAN BASIN ROYALTY TRUST
FINANCIAL STATEMENTS
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Cash and Short-term Investments	$8,173,207	$5,135,136
Net Overriding Royalty Interests in Producing Oil and Gas Properties — Net (Notes 2 and 3)	1,293,935	1,439,214

	$9,467,142	$6,574,350

LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders	$8,173,207	$5,135,136
Trust Corpus – 46,608,796 Units of Beneficial Interest Authorized and Outstanding	1,293,935	1,439,214

	$9,467,142	$6,574,350

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
Royalty Income (Notes 2 and 3)	$68,382,820	$66,407,199	$62,967,150
Interest Income	125,338	133,648	63,909

	68,508,158	66,540,847	63,031,059
Expenditures — General and Administrative	888,928	825,478	763,390

Distributable Income	$67,619,230	$65,715,369	$62,267,669

Distributable Income per Unit (46,608,796 Units)	$1.450777	$1.410082	$1.335964

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
Trust Corpus, Beginning of Period	$1,439,214	$1,610,630	$1,795,267
Amortization of Net Overriding Royalty Interests (Notes 2 and 3)	(145,279)	(171,416)	(184,637)
Distributable Income	67,619,230	65,715,369	62,267,669
Distributions Declared	(67,619,230)	(65,715,369)	(62,267,669)

Trust Corpus, End of Period	$1,293,935	$1,439,214	$1,610,630

     The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
1.	Trust Organization and Provisions
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
     The initial carrying value of the Royalties ($10,975,216) represented Southland’s historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2007 and 2006, aggregated $9,681,281 and $9,536,002, respectively.
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
     In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 Accounting for Derivative Instruments and No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial interests in Securitized Financial Assets. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Trust has no financial instruments and accordingly, the adoption of this new Standard did not impact the financial statements of the Trust.
     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statements No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. This statement is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this statement did not have an effect on the Trust’s financial statements.
     In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have an effect on the Trust’s financial statements.
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
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In December 2007 the FASB issued SFAS No. 141(R), Business Combinations. This statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. This statement requires reporting entities to present noncontrolling (minority)

interests as equity (as opposed to as a liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. This statement applies prospectively as of January 1, 2009, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
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
     The Trustee assumes that some Trust Units are held by a middleman, as such term is broadly defined in U.S. Treasury Regulations (and includes custodians, nominees, certain joint owners, and brokers holding an interest for a custodian in street name). Therefore, the Trustee considers the Trust to be a non-mortgage widely held fixed investment trust (“WHFIT”) for U.S. federal income tax purposes. Bank of America, N.A., 901 Main Street, 17th Floor, Dallas, Texas 75202, telephone number (214) 209-2400, is the representative of the Trust that will provide tax information beginning with the 2008 tax year in accordance with applicable U.S. Treasury Regulations governing the information reporting requirements of the Trust as a WHFIT.
     Because the Trust is a grantor trust for Federal tax purposes, each Unit holder is taxed directly on his proportionate share of income, deductions and credits of the Trust consistent with each such Unit holder’s taxable year and method of accounting and without regard to the taxable year or method of accounting employed by the Trust. The income of the Trust consists primarily of a specified share of the proceeds from the sale of coal seam gas produced from the Underlying Properties. During 2007, the Trust earned interest income on funds held for distribution and made adjustments to the cash reserve maintained for the payment of contingent and future obligations of the Trust.
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
     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2007 (in thousands, except per Unit amounts):

			Distributable
			Income and
	Royalty	Distributable	Distribution
2007	Income	Income	Per Unit
First Quarter	$13,901	$13,609	$.291984
Second Quarter	13,419	13,124	.281583
Third Quarter	18,000	17,930	.384680
Fourth Quarter	23,063	22,956	.492530

Total	$68,383	$67,619	$1.450777

			Distributable
			Income and
	Royalty	Distributable	Distribution
2006	Income	Income	Per Unit
First Quarter	$18,918	$18,653	$.400354
Second Quarter	14,041	13,844	.297034
Third Quarter	18,697	18,576	.398559
Fourth Quarter	14,751	14,642	.314135

Total	$66,407	$65,715	$1.410082

9. SUBSEQUENT EVENTS
     Subsequent to December 31, 2007, the Trust declared the following distributions:

Monthly Record Date	Payment Date	Distribution per Unit
January 31, 2008	February 14, 2008	$.184212
February 29, 2008	March 14, 2008	$.193032
10. STATE TAX CONSIDERATIONS
     All revenues from the Trust are from sources within Texas, which has no individual income tax. However, in May 2006, the State of Texas passed legislation to implement a new margin tax at a rate of 1% to be imposed on Federal gross revenues (up to 70%), as apportioned to Texas less certain deductions as specifically set forth in the new legislation. The effective date of the new legislation is January 1, 2008, but the tax generally will be imposed on gross revenues generated in 2007 and thereafter. Entities subject to tax generally include trusts unless otherwise exempt and most other types of entities that provide limited liability protection. Trusts that receive at least 90% of their Federal gross income from designated passive sources, including royalties from mineral properties and other non-operated mineral interest income, and do not receive more than 10% of their income from operating an active trade or business, are generally exempt from the Texas margin tax as “passive entities.” The Trust should meet the requirements for being considered a “passive entity” for Texas margin tax purposes and, therefore, it should be exempt from the Texas margin tax. If exempt from Texas margin tax at the Trust level as a passive entity, each Unit holder that is considered a taxable entity under the Texas margin tax would generally be required to include its Texas portion of Trust revenues in its own Texas margin tax computation. This revenue would be sourced to Texas under new Texas Comptroller guidance that provides such income is sourced according to the principal place of business of the Trust, which is Texas.
     Each Unit holder is urged to consult his own tax advisor regarding the requirements for filing state tax returns.

PERMIAN BASIN ROYALTY TRUST
901 Main Street, Suite 1700
P.O. Box 830650
Dallas, Texas 75202
Bank of America, N.A., Trustee
AUDITORS
Deloitte & Touche LLP
Dallas, Texas
LEGAL COUNSEL
Thompson & Knight L.L.P.
Dallas, Texas
TAX COUNSEL
Winstead, Sechrest Minick
Houston, Texas
TRANSFER AGENT
Mellon Investor Services LLC
Ridgefield Park, New Jersey