Form 10-K, Exhibit 13
period 2008-12-31
PERMIAN BASIN ROYALTY TRUST
filed 2009-03-02
CIK 319654

EXHIBIT 13
ANNUAL REPORT TO SHAREHOLDERS
[COVER PAGE]
[PERMIAN BASIN ROYALTY TRUST LOGO]
PERMIAN BASIN ROYALTY TRUST ANNUAL REPORT & FORM 10-K 2008
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
Units of Beneficial Interest
     Units of Beneficial Interest (“Units”) of the Trust are traded on the New York Stock Exchange with the symbol PBT. Quarterly high and low sales prices and the aggregate amount of monthly distributions paid each quarter during the Trust’s two most recent years were as follows:

	Sales Price		Distributions
2008	High	Low	Paid
First Quarter	$23.15	$15.25	$.560051
Second Quarter	27.80	20.75	.577627
Third Quarter	27.40	20.05	.760315
Fourth Quarter	23.89	12.47	.493363

Total for 2008			$2.391356

	Sales Price		Distributions
2007	High	Low	Paid
First Quarter	$16.14	$11.35	$.291984
Second Quarter	14.85	12.95	.281583
Third Quarter	15.50	12.90	.384680
Fourth Quarter	16.12	14.33	.492530

Total for 2007			$1.450777
     Approximately 1,434 Unit holders of record held the 46,608,796 Units of the Trust at December 31, 2008.
     The Trust has no equity compensation plans and has not repurchased any Units during the period covered by this report.
To Unit Holders
     We are pleased to present the twenty-eighth Annual Report of the Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2008, without exhibits. Both the report and accompanying Form 10-K contain important information concerning the Trust’s properties, including the oil and gas reserves attributable to the Royalties owned by the Trust. Production figures, drilling activity and certain other information included in this report have been provided to the Trust by BROG (formerly Meridian and Southland) and Riverhill Energy.
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
     Royalty income received by the Trustee for the year ended December 31, 2008, was $112,341,696 and interest income earned for the same period was $90,572. General and administrative expenses amounted to $973,761. A total of $111,458,507 or 2.391356 per Unit, was distributed to Unit holders during 2008. A discussion of factors affecting the distributions for 2008 may be found in the Trustee’s Discussion and Analysis section of this report and the accompanying Form 10-K.

     As of December 31, 2008, the Trust’s proved reserves were estimated at 5,860,000 Bbls of oil and 20,664,000 Mcf of gas. The estimated future net revenues from proved reserves at December 31, 2008 amount to $321,888,000 or $6.91 per Unit. The present value of estimated future net revenues discounted at 10% at December 31, 2008 was $178,727,000 or $3.83 per Unit. The computation of future net revenues is made following guidelines prescribed by the Financial Accounting Standards Board (explained in Item 2 of the accompanying Form 10-K) based on year-end prices and costs.
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
     Percentage depletion is allowed on proven properties acquired after October 11, 1990. For Units acquired after such date, Unit holders would normally compute both percentage depletion and cost depletion from each property, and claim the larger amount as a deduction on their income tax returns. The Trustee and its accountants have estimated the cost depletion for January through December 2008, and it appears that percentage depletion will exceed cost depletion for some of the Unit holders.
     Royalty income is generally considered portfolio income under the passive loss rules. Therefore, in general, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.
     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2009, and for the year ending December 31, 2009. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank of America, N.A., Trustee
By:	/s/ Ron E. Hooper
Ron E. Hooper
Senior Vice President

Description of the Properties
     The net overriding royalty interests held by the Trust are carved out of high-quality producing oil and gas properties located primarily in West Texas. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. The production index for the Trust properties based on the reserve report prepared by independent petroleum engineers as of December 31, 2008, is approximately 6.8 years.
     The net profits/overriding royalty interest in the Waddell Ranch properties is the largest asset of the Trust. The mineral interests in the Waddell Ranch, from which such net royalty interests are carved vary from 37.5% (Trust net interest) to 50% (Trust net interest) in 78,715 gross acres and 34,205 net acres, containing 859 gross (396 net) productive oil wells, 170 gross (76 net) productive gas wells and 292 gross (131 net) injection wells.
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
     All of the major oil fields on the Waddell Ranch properties are currently being water flooded. Engineering studies and 3-D seismic evaluations on these fields indicate the potential for increased production through infill drilling, modifications of existing water flood techniques and installation of larger capacity pumping equipment. Capital expenditures for remedial and maintenance activities during 2008 totaled approximately $24.1 million.
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
     BROG has informed the Trustee that the 2009 capital expenditures budget with regard to the Waddell Ranch properties should total approximately $37.7 million gross of which $21.1 million gross is attributable to drilling, $16.1 million gross to workovers and recompletions, and $0.5 million gross to facilities.

Computation of Royalty Income Received by the Trust
     The Trust’s royalty income is computed as a percentage of the net profit from the operation of the properties in which the Trust owns net overriding royalty interests. The percentages of net profits are 75% and 95% in the cases of the Waddell Ranch properties and the Texas Royalty properties, respectively. Royalty income received by the Trust for the five years ended December 31, 2008, was computed as shown in the table on the next page.

	Year Ended December 31,
	2008		2007		2006		2005		2004
	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas	Waddell	Texas
	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty	Ranch	Royalty
	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties	Properties
Gross Proceeds of Sales
From the Underlying Properties:
Oil Proceeds	$78,716,086	$34,112,890	$51,897,859	$20,651,675	$51,185,185	$21,301,642	$43,967,934	$17,415,261	$32,078,721	$12,296,982
Gas Proceeds	54,694,736	7,831,734	41,997,463	5,275,253	40,386,375	5,780,321	37,531,266	5,050,206	28,746,318	3,970,231

Total	133,410,822	41,944,624	93,895,322	25,926,928	91,571,560	27,081,963	81,499,200	22,465,467	60,825,039	16,267,213

Less:
Severance Tax
Oil	3,365,962	1,301,428	2,241,791	779,513	2,219,552	760,043	1,806,281	675,609	1,366,942	457,308
Gas	3,172,496	511,315	2,474,922	337,861	2,587,606	378,513	2,319,699	325,044	1,702,937	262,673
Other	290,737	0	169,151	159,926	42,695	-0-	42,505	—	42,763	252,906
Lease Operating Expense and Property Tax
Oil and Gas	16,766,553	1,352,645	15,854,987	1,579,946	13,932,289	1,454,993	12,191,168	963,563	9,391,083	894,383

Capital Expenditures	9,146,511	—	11,198,975	—	15,265,143	—	7,151,598	—	6,539,015	—

Total	32,742,259	3,165,388	31,939,826	2,857,246	34,047,285	2,593,549	23,511,251	1,964,216	19,042,740	1,867,270

Net Profits	100,668,563	38,779,236	61,955,496	23,069,682	57,524,275	24,488,414	57,987,949	20,501,251	41,782,299	14,399,943
Net Overriding Royalty Interest	75%	95%	75%	95%	75%	95%	75%	95%	75%	95%

Royalty Income	75,501,422	36,840,274	46,466,622	21,916,198	43,143,206	23,263,993	43,490,961	19,476,189	31,336,724	13,679,946
Total Royalty Income for Distribution	75,501,422	36,840,274	46,466,622	21,916,198	$43,143,206	$23,263,993	$43,490,961	$19,476,189	$31,336,724	$13,679,946

Discussion and Analysis
Trustee’s Discussion and Analysis for the Three-Year Period Ended December 31, 2008
Critical Accounting Policies and Estimates
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
     4. New Accounting Pronouncements
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
     In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS No. 161), effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption allowed. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of an entity’s use of derivative instruments and the effect of those derivative instruments on an entity’s financial statements. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
     In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP, and is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.

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
Results of Operations
     Royalty income received by the Trust for the three-year period ended December 31, 2008, is reported in the following table:

	Year Ended December 31,
	2008	2007	2006
Royalties
Total Revenue	$112,341,696	$68,382,820	$66,407,199
	100%	100%	100%
Oil Revenue	72,758,958	42,116,916	42,729,342
	65%	62%	64%
Gas Revenue	39,582,738	26,265,904	23,677,857
	35%	38%	36%
Total Revenue/Unit	$2.410311	$1.467166	$1.424778
     Royalty income of the Trust for the calendar year is associated with actual oil and gas production for the period November of the prior year through October of the current year. Oil and gas sales for 2008, 2007 and 2006 for the Royalties and the Underlying Properties, excluding portions attributable to the adjustments discussed hereafter, are presented in the following table:

	Year Ended December 31,
	2008	2007	2006
Royalties
Oil Sales (Bbls)	760,258	740,878	749,949
Gas Sales (Mcf)	3,673,068	3,477,898	3,154,791

Underlying Properties
Oil
Total Oil Sales (Bbls)	1,105,717	1,190,270	1,221,165
Average Per Day (Bbls)	3,021	3,261	3,346

	Year Ended December 31,
	2008	2007	2006
Average Price/Bbl	$102.04	$60.95	$59.36

Gas
Total Gas Sales (Mcf)	5,927,790	6,407,845	5,973,188
Average Per Day (Mcf)	16,196	17,556	16,365
Average Price/Mcf	$10.55	$7.38	$7.73
     The average price of oil increased to $102.04 per barrel in 2008, up from $60.95 per barrel in 2007. The average price of oil in 2006 was $59.36 per barrel. In addition, the average price of gas increased from $7.38 per Mcf in 2007 to $10.55 per Mcf in 2008. The average price of gas in 2006 was $7.73 per Mcf. Oil prices have risen primarily because of increasing global demand and supply shortage, inadequate sour crude refining capacity, reduced production as a result of tropical storms and political instability in some oil producing countries. In the last few months of 2007 and the first half of 2008, narrowing excess worldwide capacity, weakness in the dollar and continuing tension in the Middle East caused prices to reach record levels above $147.00 per Bbl in July 2008. However, lower demand as a result of the deepening U.S. recession and slowing global economy, the tightened credit markets and rising crude oil supplies have caused oil prices to decline sharply in the second half of 2008. Oil prices are expected to remain volatile.
     Beginning in 2006 and into 2007, gas prices trended lower primarily because of adequate natural gas supply inventory due to warmer than normal winter weather in 2006 and the absence of hurricane activity in the Gulf of Mexico. Much colder temperatures in early 2007 caused prices to partially rebound. As a result of tighter storage levels and higher oil prices, gas prices increased in the first half of 2008 and reached as high as $13.00 per MMBtu in July. Due to concerns of oversupply from shale gas development, declining demand due to the deepening U.S. recession, falling oil prices and increased gas storage, recent gas prices have declined. Natural gas prices are expected to remain volatile.
     Since the oil and gas sales attributable to the Royalties are based on an allocation formula that is dependent on such factors as price and cost (including capital expenditures), production amounts do not necessarily provide a meaningful comparison. Total oil production increased approximately 3% from 2007 to 2008 primarily due to higher prices of production. Total gas production increased approximately 6% from 2007 to 2008 primarily due to new drilling on the Waddell Ranch properties.
     Total capital expenditures in 2008 used in the net overriding royalty calculation were approximately $9.1 million compared to $11.2 million in 2007 and $15.3 million in 2006. During 2008, there were 3 gross (1 net) wells drilled and completed on the Waddell Ranch properties. At December 31, 2008, there were 6 drill wells and 3 workovers in progress on the Waddell Ranch properties.
     In 2008, lease operating expense and property taxes on the Waddell Ranch properties amounted to approximately $16.8 million, which amount was higher than 2007 by $0.9 million.

     The Trustee has been advised by BROG that for the period August 1, 1993, through January 1, 2009, the oil from the Waddell Ranch was and will be sold under a competitive bid to a third party.
     During 2008, the monthly royalty receipts were invested by the Trustee until the monthly distribution date, and earned interest totaled $90,572. Interest income for 2007 and 2006 was $ 125,338 and $133,648, respectively. General and administrative expenses in 2008 were $973,761 compared to $888,928 in 2007 and $825,478 in 2006, primarily due to increased expenses related to compliance with the Sarbanes Oxley Act and increased Unit holder reporting.
     Distributable income for 2008 was $111,458,507, or $2.391356 per Unit.
     Distributable income for 2007 was $67,619,230, or $1.450777 per Unit.
     Distributable income for 2006 was $65,715,369, or $1.410082 per Unit.
Results of the Fourth Quarters of 2008 and 2007
     Royalty income received by the Trust for the fourth quarter of 2008 amounted to $23,104,688 or $.495715 per Unit. For the fourth quarter of 2007, the Trust received royalty income of $23,062,536 or $.494811 per Unit. Interest income for the fourth quarter of 2008 amounted to $15,240 compared to $38,736 for the fourth quarter of 2007. The decrease in interest income can be attributed primarily to a decrease in interest rate. General and administrative expenses totaled $124,768 for the fourth quarter of 2008 compared to $144,965 for the fourth quarter of 2007.
     Royalty income for the Trust for the fourth quarter is associated with actual oil and gas production during August through October from the Underlying Properties. Oil and gas sales attributable to the Royalties and the Underlying Properties for the quarter and the comparable period for 2007 are as follows:

	Fourth Quarter
	2008	2007
Royalties
Oil Sales (Bbls)	172,029	216,314
Gas Sales (Mcf)	751,593	1,066,321

Underlying Properties
Total Oil Sales (Bbls)	281,843	308,546
Average Per Day (Bbls)	3,064	3,354
Average Price/Bbls	96.13	73.93
Total Gas Sales (Mcf)	1,438,886	1,644,198
Average Per Day (Mcf)	15,640	17,872
Average Price/Mcf	8.96	7.56

     The posted price of oil increased for the fourth quarter of 2008 compared to the fourth quarter of 2007, resulting in an average price per barrel of $96.13 compared to $73.93 in the same period of 2007. The average price of gas increased for the fourth quarter of 2008 compared to the same period in 2007, resulting in an average price per Mcf of $8.96 compared to $7.56 in the fourth quarter of 2007.
     The Trustee has been advised that oil sales decreased in the fourth quarter of 2008 compared to the same period in 2007 primarily due to market demand and effects of Hurricane Ike on the oil industry. Gas sales from the Underlying Properties decreased in the fourth quarter of 2008 compared to the same period in 2007 due to the market demands and effects of Hurricane Ike on the industry.
     The Trust has been advised that 3 wells were drilled and completed during the three months ended December 31, 2008, and there were 6 wells in progress.
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
Tabular Disclosure of Contractual Obligations.

		Payments Due by Period
Contractual		Less than 1	1 - 3		More than
Obligations	Total	Year	Years	3-5 Years	5 Years
Distribution payable to Unit holders	$5,147,216	$5,147,216	0	0	0
Total	$5,147,216	$5,147,216	0	0	0

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Unit Holders of Permian Basin Royalty Trust and
Bank of America, N.A, Trustee:
We have audited the accompanying statements of assets, liabilities, and trust corpus of Permian Basin Royalty Trust (the “Trust”) as of December 31, 2008 and 2007, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Trustee.  Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust at December 31, 2008 and 2007, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2008, on the basis of accounting described in Note 3.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion on the Trustee’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
Dallas, TX
March 2, 2009

PERMIAN BASIN ROYALTY TRUST
FINANCIAL STATEMENTS

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Cash and Short-term Investments	$5,147,216	$8,173,207
Net Overriding Royalty Interests in Producing Oil and Gas Properties — Net (Notes 2 and 3)	1,170,793	1,293,935

	$6,318,009	$9,467,142

LIABILITIES AND TRUST CORPUS
Distribution Payable to Unit Holders	$5,147,216	$8,173,207
Trust Corpus – 46,608,796 Units of Beneficial Interest Authorized and Outstanding	1,170,793	1,293,935

	$6,318,009	$9,467,142

STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED DECEMBER 31, 2008

	2008	2007	2006
Royalty Income (Notes 2 and 3)	$112,341,696	$68,382,820	$66,407,199
Interest Income	90,572	125,338	133,648

	112,432,268	68,508,158	66,540,847

Expenditures — General and Administrative	973,761	888,928	825,478

Distributable Income	$111,458,507	$67,619,230	$65,715,369

Distributable Income per Unit (46,608,796 Units)	$2.391356	$1.450777	$1.410082

The accompanying notes to financial statements are an integral part of these statements.

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED DECEMBER 31, 2008

	2008	2007	2006
Trust Corpus, Beginning of Period	$1,293,935	$1,439,214	$1,610,630
Amortization of Net Overriding Royalty Interests (Notes 2 and 3)	(123,142)	(145,279)	(171,416)
Distributable Income	111,458,507	67,619,230	65,715,369
Distributions Declared	(111,458,507)	(67,619,230)	(65,715,369)

Trust Corpus, End of Period	$1,170,793	$1,293,935	$1,439,214

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
     The initial carrying value of the Royalties ($10,975,216) represented Southland’s historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 2008 and 2007, aggregated $9,804,423 and $9,681,281, respectively.
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
In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS No. 161), effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption allowed. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of an entity’s use of derivative instruments and the effect of those derivative instruments on an entity’s financial statements. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP, and is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Trustee does not believe that the adoption of this statement will have a material effect on the Trust’s financial statements.
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
     Some Trust Units are held by middlemen, as such term is broadly defined in U.S. Treasury Regulations (and includes custodians, nominees, certain joint owners, and brokers holding an interest for a custodian in street name, collectively referred to herein as “middlemen”). Therefore, the Trustee considers the Trust to be a non-mortgage widely held fixed investment trust (“WHFIT”) for U.S. federal income tax purposes. U.S. Trust, Bank of America Private Wealth Management, 901 Main Street, 17th Floor, Dallas, Texas 75202, telephone number (214) 209-2400, is the representative of the Trust that will provide tax information in accordance with applicable U.S. Treasury Regulations governing the information reporting requirements of the Trust as a WHFIT. Tax information is also posted by the Trustee at www.pbt-permianbasintrust.com. Notwithstanding the foregoing, the middlemen holding Trust Units on behalf of Unit holders, and not the Trustee of the Trust, are solely responsible for complying with the information reporting requirements under the U.S. Treasury Regulations with respect to such Trust Units, including the issuance of IRS Forms 1099 and certain written tax statements. Unit holders whose Trust Units are held by middlemen should consult with such middlemen regarding the information that will be reported to them by the middlemen with respect to the Trust Units.
     Because the Trust is a grantor trust for Federal tax purposes, each Unit holder is taxed directly on his proportionate share of income, deductions and credits of the Trust consistent with each such Unit holder’s taxable year and method of accounting and without regard to the taxable year or method of accounting employed by the Trust. The income of the Trust consists primarily of a specified share of the proceeds from the sale of coal seam gas produced from the Underlying Properties. During 2008, the Trust earned interest income on funds held for distribution and made adjustments to the cash reserve maintained for the payment of contingent and future obligations of the Trust.
     The deductions of the Trust consist of severance taxes and administrative expenses. In addition, each Unit holder is entitled to depletion deductions because the Royalties constitute “economic interests” in oil and gas properties for Federal income tax purposes. Each Unit holder is entitled to amortize the cost of the Units through cost depletion over the life of the Royalties or, if greater, through percentage depletion equal to 15 percent of gross income. Unlike cost depletion, percentage depletion is not limited to a Unit holder’s depletable tax basis in the Units. Rather, a Unit holder is entitled to a percentage depletion deduction as long as the applicable Underlying Properties generate gross income. If any portion of the Royalties is treated as a production payment or is not treated as an economic interest, however, a Unit holder will not be entitled to depletion in respect of such portion.
     If a taxpayer disposes of any “section 1254 property” (certain oil, gas, geothermal or other mineral property), and if the adjusted basis of such property includes adjustments for deductions for depletion under Section 611 of the Code, the taxpayer generally must recapture the amount deducted for depletion as ordinary income (to the extent of gain realized on the disposition of the property). This depletion recapture rule applies to any disposition of property that was placed in service by the taxpayer after December 31, 1986. Detailed rules set forth in Sections 1.1254-1 through 1.1254-6 of the United States Treasury regulations govern dispositions of property after March 13, 1995. The Service likely will take the position that a Unit holder who purchases a Unit subsequent to December 31, 1986, must recapture depletion upon the disposition of that Unit.

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
7. Quarterly Schedule of Distributable Income (Unaudited)
     The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2008 (in thousands, except per Unit amounts):

			Distributable
			Income and
	Royalty	Distributable	Distribution
2008	Income	Income	Per Unit
First Quarter	$26,424	$26,103	$.560051
Second Quarter	27,261	26,923	.577627
Third Quarter	35,552	35,438	.760315
Fourth Quarter	23,105	22,995	.493363

Total	$112,342	$111,459	$2.391356

			Distributable
			Income and
	Royalty	Distributable	Distribution
2007	Income	Income	Per Unit
First Quarter	$13,901	$13,609	$.291984
Second Quarter	13,419	13,124	.281583
Third Quarter	18,000	17,930	.384680
Fourth Quarter	23,063	22,956	.492530

Total	$68,383	$67,619	$1.450777

8. SUBSEQUENT EVENTS
     Subsequent to December 31, 2008, the Trust declared the following distributions:

Monthly Record Date	Payment Date	Distribution per Unit
January 30, 2009	February 13, 2009	$.082862
February 27, 2009	March 13, 2009	$.043564
9. STATE TAX CONSIDERATIONS
     All revenues from the Trust are from sources within Texas, which has no individual income tax. However, effective January 1, 2008, Texas imposes a margin tax at a rate of 1% on gross revenues less certain deductions, as specifically set forth in the Texas margin tax statute. The Texas margin tax is a significant change in Texas tax law. The tax generally will be imposed on gross revenues generated in 2007 and thereafter. Entities subject to tax generally include trusts unless otherwise exempt and most other types of entities that provide limited liability protection. Trusts that receive at least 90% of their Federal gross income from designated passive sources, including royalties from mineral properties and other non-operated mineral interest income, and do not receive more than 10% of their income from operating an active trade or business, generally are exempt from the Texas margin tax as “passive entities.” The Trust should be exempt from Texas margin tax as a “passive entity.” Since the Trust should be exempt from Texas margin tax at the Trust level as a passive entity, each Unit holder that is considered a taxable entity under the Texas margin tax would generally be required to include its Texas portion of Trust revenues in its own Texas margin tax computation. This revenue would be sourced to Texas under Texas Comptroller guidance that provides such income is sourced according to the principal place of business of the Trust, which is Texas.
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